Form 20-F
period 2022-12-31
Graphex Group Ltd
filed 2023-05-10
CIK 1816723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number: 001-41471

Graphex Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F COFCO Tower 262

Gloucester Road Causeway Bay

Hong Kong

+ 852 2559 9438

(Address of principal executive offices)

Mr. Andross Yick Yan Chan, Chief Executive Officer

Telephone: +852 2559 9438

Email: investrel@graphexgroup.com

11/F COFCO Tower 262

Gloucester Road Causeway Bay

Hong Kong

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing twenty ordinary shares, par value HK$0.01 per share)	GRFX	NYSE American LLC
Ordinary shares, par value HK$0.01 per share*		NYSE American LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

683,493,072 ordinary shares outstanding, par value HK$0.01 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless the context otherwise requires, references in this annual report on Form 20-F (this “Report”) to “Graphex”, “we”, “us”, “our”, “Company”, “Registrant” or similar terms used in this Report, unless the context otherwise indicates, refer to Graphex Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“GGL”), including its consolidated subsidiaries in the PRC: Earthasia Holdings Limited (“EAHL”), Carbonaphene Holdings Limited (“CHL”)(formerly known as “Yummy Holdings Limited”) and Happy Growth Group Limited (“HGGL”). Such references are based on the business or businesses conducted, which are the businesses by EAHL (Landscape architecture and design business), CHL (catering business focuses on the operation of restaurants), or HGGL (Graphene business) and their subsidiaries. An organizational chart included in the Report summarizes the companies that are part of the consolidated group of GGL and the businesses conducted by such companies.

As used in this Report:

●	“ADSs” means the American Depositary shares of GGL, each of which represents twenty (20) of the ordinary shares of GGL.

●	“CHL” means Carbonaphene Holdings Limited, a BVI company that is the parent entity of the consolidated subsidiaries of GGL that conducts our Catering Business, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“EAHL” means Earthasia Holdings Limited a BVI company that is the parent entity of the consolidated subsidiaries of GGL that conducts our Landscape Architecture and Design Business, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“EURO” or” EUR” refers to the legal currency of those member states of the European Union that have joined the single currency .

●	“EV” refers to electric vehicles.

●	“GGL” refers to Graphex Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, which is the issuer of the ordinary shares and the ADSs.

●	“HGGL” refers to Happy Growth Group Limited, a BVI company that is the parent entity of the consolidated subsidiaries of GGL that conducts our Graphene business, including its consolidated subsidiaries, unless the context otherwise indicates.

●	“HK$” or “Hong Kong Dollar” refers to the legal currency of Hong Kong.

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited.

●	“ordinary shares” means the ordinary shares of GGL, par value HK$0.01 per share.

●	“PRC” refers to the People’s Republic of China, including Taiwan, Hong Kong, and Macau, however the only times that such jurisdictions are not included in the definition of “PRC” is when we reference specific laws that have been adopted by the People’s Republic of China.

●	“RMB” or “Renminbi” refers to the legal currency of the PRC.

●	“US” refers to the United States of America.

●	“WFOE” a wholly foreign owned enterprise incorporated in PRC as an investment vehicle for a PRC based business.

●	“$”, “US$”, or “US dollars” refers to the legal currency of the US.

Company information provided herein is as of December 31, 2022 unless otherwise indicated.

The ordinary shares are listed on the Hong Kong Stock Exchange and the ADSs are listed on the NYSE American stock exchange.

EXCHANGE RATE INFORMATION

The currency exchange rate of the US$ to the HK$ for 2022 is 7.8.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled Item 3 – Key Information,” “Item 3.D - Risk Factors,” “Item 4B. - Business Overview,” and “Item 5.- Operating and Financial Review and Prospects.,” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3.D. - Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “consider,” “contemplate,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	fluctuations in prices, interest rates and other factors that may increase our costs significantly;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3.D. - Risk Factors,” “Item 4 - Information on the Company”, “Item 5. Operating and Financial Review and Prospects,” “ Item 5. Operating and Financial Review and Prospects, “ and “Item 4.B. Business Overview - Government Regulations” and other sections in this Report. You should thoroughly read this Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Report contains certain data and information that we obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. Our industry may not grow at the rate projected by these sources, or at all. Failure of our markets to grow at the projected rate may have a material and adverse effect on our businesses and the market price of our ordinary shares and the ADSs. In addition, the rapidly changing nature of our markets may result in significant uncertainties for any projections or estimates relating to our growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we refer to in this Report and have filed as exhibits to the registration statement, of which this Report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

GGL is a holding company with two significant business segments — (1) graphene products and related businesses, including battery storage solutions for clean energy that deliver reliable and cost-competitive power in a safe and environmentally sustainable way for electric vehicles (“EV”) and renewable power producers (“Graphene Products Business”); and (2) other businesses:

Our Graphene Products Business

We are a leading manufacturer of natural spherical graphite and specialized graphite products that are used primarily in lithium-ion (“Li-ion”) batteries typically for electric vehicles and clean energy storage solutions. Graphene is a one atom thick layer of graphite, a commonly found mineral. Graphene is the thinnest and hardest known material with superior electronic and thermal conductivity and light transmission properties that enable a broad range of applications. Our Graphene Products Business operations are based in the PRC and are strategically located near the largest accessible supply source of high-quality natural graphite in the world. Our Graphene Products Business segment accounted for approximately 63% of our 2022 revenues.

We currently supply approximately 25 customers in the PRC, including wholesalers, traders, and battery manufacturers. The primary customers for our graphene products include manufacturers of automotive batteries, conductive agents, refractory materials for the steel industry, and heat sink materials for precision electronics.

We have approximately 31 patents related to our Graphene Products Business in the PRC, including for products, production methods, machinery design, and environmental protection. Our primary graphene products are:

●	Spherical graphite of D50=10-17μm (“SG”), which is an essential material for the production of anodes for Li-ion batteries used in electric vehicles (“EV”) and grid energy storage.

●	High-purity graphite (“HPG”), which contains over 99.95% carbon with less than 0.2% moisture. HPG has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. HPG is used in refractory materials and advanced coatings, among other products.

●	Micronized graphite (“MG”), which is a by-product of our production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion-resistant coating, lubricants, and other new composite materials.

We focus on our energy storage products and growing our manufacturing platform. Our products are critical to the transition to a more sustainable, resilient and environmentally friendly future. We believe that energy storage is on the verge of accelerated growth as renewable energy sources continue to grow. We believe that utility-scale battery storage will play an increasing role in the electrification drive, including solar and wind plus-storage, and grid congestion and peaking capacity. By combining storage with intermittent renewable energy sources, unreliable intermittent generation capacity can become more dependable and replace fossil and nuclear fueled baseload capacity.

As electrification trends continue, we believe that demand will shift to finer SG because, theoretically, finer SG can enhance the batteries’ charge density owing to its higher aspect ratio. We expect that this trend is one of our competitive strengths because while the market currently demands SG with a particle size of 10-17 microns, we have the ability to produce SG with a particle size of 6 microns. More than 62% of our 2022 revenues are from sales of graphene products. We believe the growth of our Graphene Products Business will continue and be our primary source of revenue.

Our Other Businesses

Our Other Businesses segment includes our Landscape Architecture and Design Business and, to a lesser degree, our Catering Business. Our landscape architecture and design services include landscape design, master planning and urban design services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong. We focus on four types of projects that include the integration of clean energy storage and use: (i) residential development projects; (ii) infrastructure and public open space projects; (iii) commercial and mixed-use development projects; and (iv) tourism and hotel projects. EAHL is one of the few firms that are licensed to provide landscape architecture and design services in the PRC for projects with investment amounts in excess of RMB20 million. We believe that integrating clean energy solutions into landscape architecture and design will minimize communities’ concerns about aesthetics, noise, health, and other issues that generate resistance to implementing clean energy solutions.

Our Other Businesses segment accounted for approximately 37% of our 2022 revenues, primarily consisting of our Landscape Architecture and Design Business (approximately 36% of our 2022 revenues). Catering Business, a component of our Other Businesses segment, which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 1% of our 2022 revenues.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this Report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares or our ADSs less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three-year period.

Permission or Approvals Required from the PRC Authorities with respect to the Operations of our PRC Subsidiaries

We conduct substantially all of our business in the PRC through our PRC subsidiaries. Each of our PRC subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. Additionally, EAHL and CHL are required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) the Engineering Design Qualification Certificate for Landscape Architecture and Design Business held by Earthasia Design (Shanghai) Company Limited and Earthasia (Qianhai) Limited, (ii) the food production and trade permit used to be held by Chengdu Taihaowei Catering Co. Ltd., which has been voluntarily canceled due to our overall business arrangement.

As of the date of this Report and to the Company’s knowledge, we have not received any notice and have not been subject to any penalty or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any approval or permit in connection with the conduct or service of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us and our PRC subsidiaries in China.

However, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken, due to uncertainties around the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, PRC government’s ability to intervene in or influence our operations at any time, and the rapid evolvement of PRC laws, regulations, and rules which may be preceded with little or no advance notice. We cannot assure you that we are or will be in compliance with all licensing requirements applicable to us or will not be subject to any penalty in the future due to the lack or insufficiency of approvals or permits. The failure of our subsidiaries to obtain or to thereafter maintain any permit or license required of their operations may result in the suspension or termination of, or otherwise give rise to a material adverse change to, their businesses, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value. For more detailed information, see “Item 3.D. - Risk Factors — Risks Related to the PRC.’’

We believe, based on the advice of our PRC counsel, that as of the date of this Report, we and our PRC subsidiaries are not required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC authority. As of the date of this Report, we, our PRC subsidiaries, have not received any inquiry, notice, warning or official objection from the CSRC, the CAC or any other PRC authorities with respect to the conduct of our business or our prior public offering of ADSs. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we do not receive or maintain such permissions or approvals or inadvertently concluded that the approvals of the CSRC, or any other regulatory authority are not required for our prior public offering of ADSs, or applicable laws, regulations, or interpretations change and we are required to obtain approvals in the future, obtaining such approvals could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the ordinary shares, to significantly decline or be worthless. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. In addition, these regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict our repatriation of cash into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Nonetheless, there remain uncertainties as to the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in China. Relevantly, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions stressed the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to address risks and incidents of China-based companies that are listed overseas, cybersecurity issues, data privacy protection requirements and other similar matters. Subsequently, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by a foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.

Although we do not operate in the “prohibited area” as of the date of this Report, we cannot assure that certain area we currently operate in would not be classified as “prohibited” or “restrictive” in the future. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

In addition, on December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which will become effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department by January 31 of the following year. Since certain interpretation is unclear to date, we cannot assure you that, if the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will not be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to our previous offerings (including our initial public offering on the Hong Kong Stock Exchange that was completed in 2014 as well as our public offering of ADSs in August 2022), as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. However, as of the date of this Report, we believe that we have received all permissions or approvals to operate our businesses. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Overall, PRC government’s oversight and control over offerings conducted overseas in relation to securities of, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability and the ability of any holder of ADSs or securities of GGL to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless.

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, the PRC government has significant authority to regulate or intervene in our PRC operations at any time. We are also subject to risks associated with the rapid evolvement of the PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of ADSs or other securities of GGL to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3.D. - Risk Factors — Risks Related to the PRC — Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.”

Cash Transfers within our Organization and Dividend Distribution

Cash may be transferred within our consolidated group in the following manner:

●	we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise;

●	we may provide loans to our subsidiaries and vice versa; and

●	our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us, through intermediate holding companies or otherwise.

We have made the aggregate cash intercompany payments and transfers from January 1, 2022 to March 31, 2023 as summarized under Item 5. “Operating and Financial Review and Prospects – Cash Flows.”

GGL is a Cayman Islands holding company with a majority of its operations conducted in the People’s Republic of China through its subsidiaries. This structure involves unique risks to investors. See “Item 3.D. - Risk Factors” of this Report, including “- Risk Factors — Risks Related to the PRC”. In particular, as a substantial part of GGL’s operations are conducted through our subsidiaries in the PRC, GGL is subject to certain legal and operational risks associated with the PRC subsidiaries’ operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations in the PRC are subject to changing interpretation and the scope of such laws and regulations as of any specific date may be uncertain. These risks may result in a material change in our PRC operations and the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to decline significantly or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not use a VIE Structure and believe that our subsidiaries are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require the Company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before an offering of our securities. See “ Item 3.D. - Risk Factors — Risks Related to the PRC” of this Report for a summary of these legal and operational risks.

Marcum Asia CPAs LLP, GGL’s auditor, has provided its report on our consolidated financial statements included in this Report, is headquartered in, and its workpapers are located in, New York, New York. Marcum Asia CPAs LLP acquired Friedman LLP, GGL’s auditor for the fiscal year ended December 31, 2021. Pursuant to the Holding Foreign Companies Accountable Act (“HFCA Act”), the Public Company Accounting Oversight Board (the “PCAOB”) issued a report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. GGL’s auditor has been inspected by the PCAOB on a regular basis and is not subject to the determinations announced by the PCAOB on December 16, 2021. Trading in GGL securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely GGL’s auditor, and that as a result an exchange may determine to delist GGL’s securities. See “Item 3.D. - Risk Factors - Recent joint statements by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) proposed rule changes under the HFCA Act that call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.” On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. These developments could add uncertainties to certain foreign issuers in their continued listing or future offerings of securities in the U.S. See “Item 3.D. - Risk Factors — Risks Relating to SEC and PCAOB Positions Regarding Public Accounting Firms that are not Inspected by the PCAOB” for more information. Any such consequence would cause the value of such securities to decline significantly or be worthless.

Cash may be transferred within the Graphex consolidated group in the following manner: by transfer of funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; by providing loans to our subsidiaries and vice versa; and our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us, through intermediate holding companies or otherwise. We have no VIE agreements.

Summary of Certain Risks Associated with Our Businesses

Our businesses are subject to a number of risks that you should consider, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, and risks and uncertainties related to the continuing COVID-19 pandemic, global economic downturn and the regulatory environment in the PRC and the US.

These risks are discussed more fully in the section titled “Item 3.D. - Risk Factors.”

In particular, risks associated with our businesses include, but are not limited to, the following:

●	Innovations in graphite production or graphene products. There may be developments which could allow our competitors to develop products faster or produce more efficiently or at substantially lower cost than we can.

●	Innovations in downstream industries. The development and adoption of new battery technologies or alternatives to graphene products that significantly reduce the demand for our products could adversely impact our prospects and future revenues.

●	Investment in production capacity. We must continually invest in expanding our production capacity to satisfy increasing market demand.

●	Investment in research. We must continually invest in R&D to maintain our technological lead. We may not be able to continue to identify, develop, market and, in certain cases, secure regulatory approval for, innovative products in a timely manner or at all.

●	Government policies. Demand for EV and production of renewable energy is significantly affected by government policies, support, and subsidies. Any reduction in government support or changes in government policies may adversely affect our business. Many of our Landscape Architecture and Design Business’ customers are government entities, so our business is significantly affected by government budget allocation to landscaping projects in our markets.

●	Customer concentration. Our Graphene Products Business relies on few customers for much of our revenue.

●	Evolving competition for our Landscape Architecture and Design Business. The barriers to entry to the landscape architecture industry are low for small contracts. We may need to focus on sizable projects and identify new market segments such as developing third tier cities and evolve our business model to protect our margins and growth. We may not have experience with any new business model, which could have an adverse effect on our business.

●	Budgetary Constraints. Organizations and governments may be budget constrained by public health priorities, which could have an adverse effect on our Landscape Architecture and Design Business, whose customers are predominantly municipal governments.

●	COVID-19. Our production facilities and a significant amount of our business is in areas that have suffered significantly from the COVID-19 pandemic, and the demand for our goods and services may decline significantly because of reduced demand.

●	Competition. We operate in competitive markets with competitors that are larger and better funded.

●	IP Protection. Protection of our IP is important to our business. We may not be able to adequately protect our IP rights in some countries.

●	Risks related to our financial condition. Our financial condition may not provide us with a sufficient reserve in the event that net cash flows from our products and services are materially disrupted. Additionally, our continued development of our Graphene Products Business requires capital expenditures which will require significant resources and increase our maintenance and other costs and expenditures.

●	Risks related to acquisitions. Any acquisitions that we make, including any acquisition in the battery or graphene products industries, may not provide the expected results.

●	Regulatory risks. Changes to licensing requirements and other regulatory shifts could adversely affect our business.

●	Risks of doing business in the PRC. Substantially all of our operations are based in the PRC, including all of our manufacturing operations and substantially all of our landscape architecture and design services are in the PRC. These risks include the following:

-	Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

-	The enforcement of laws and that rules and regulations in the PRC can change quickly with little advance notice. Such uncertainties or future changes in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless;

-	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers which could result in a material change in our operations and/or the value of our securities. We believe that the PRC government limitations and restrictions applicable to us are appliable to companies conducting business in the PRC, generally and that, currently, there are not any limits or restrictions imposed by the PRC government specific to GGL and its subsidiaries that will adversely affect our business operations as currently conducted or our planned business operations. There are substantial uncertainties with respect to the interpretation and implementation of such PRC limits or restrictions and the PRC government may change existing or adopt additional limits or restrictions. Any such actions, or actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

-	Neither the Government of the PRC nor the Chinese legal system has ever formally acknowledged the legality of using a VIE-type contractual arrangement where direct ownership of a Chinese entity is forbidden.

-	Once a company use the VIE structure, it might rely on contractual arrangements to exercise control over the company with native shareholders (“Operation Company”), which may not be as effective as direct ownership in providing operational control.

-	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

-	The contractual arrangements the WFOE has entered into with the Operation Company may be subject to scrutiny by the PRC tax authorities and any finding that the WFOE owes additional taxes could negatively affect the financial condition of the WFOE.

-	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

-	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and PRC governmental control of currency conversion may delay or prevent us from using the proceeds of an offering of securities by GGL to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

-	There are limitations regarding registered public accounting firms headquartered in mainland China of the PRC and Hong Kong under the HFCA Act, the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate and PCAOB if GGL’s financial statements are audited by a firm that the PCAOB is unable to inspect or investigate completely. Trading in GGL securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely GGL’s auditor, and that as a result an exchange may determine to delist GGL’s securities. Marcum Asia CPAs LLP (and Friedman LLP which was acquired by Marcum Asia CPAs LLP), GGL’s auditor, has been inspected by the PCAOB on a regular basis and is not subject to the determinations announced by the PCAOB on December 16, 2021.

These risks could also result in a material adverse change in our operations, significantly limit or completely hinder our ability and the ability of any holder of ADSs or other securities of GGL to offer or continue to offer such securities to investors, or cause any such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3.D. - Risk Factors — Risks Related to the PRC.”

●	Currency risk. We operate primarily in the PRC and in Hong Kong, whose currencies’ fluctuations may adversely affect demand for our product, our costs, our margins, and our cash flows and may make us less competitive. Currency fluctuations may also impair the value of our assets relative to our reporting currency.

●	Risks Relating to Our ADSs and Shares

-	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

-	The voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

ITEM 3.A.	[Reserved]

ITEM 3.B.	Capitalization and Indebtedness

Not applicable.

ITEM 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3.D.	Risk Factors

Risks Related to Our Businesses

Graphene Products Business

We may not recoup expenditures associated with our growth.

To keep pace with increasing market demand, we need to invest in expanding our production capacity. The manufacture of our graphene products is capital-intensive, and equipment, once purchased, may break down or require costly maintenance or may become obsolete due to technological improvements or other factors. There can be no assurance that investments intended to increase production capacity will have the desired impact.

We may not respond quickly and profitably to continued innovations in the graphene products industry.

We believe that technological advances in graphene products manufacture will continue to occur and new technologies will continue to develop. Advances in the manufacture of graphene products could allow our competitors to develop products faster or produce more efficiently or at lower cost than we can. If we are unable to adapt or incorporate technological advances into our operations, our production facilities could become less competitive. Further, it may be necessary for us to incur significant expenditures to acquire any new technologies and retrofit our current processes to remain competitive.

We may not respond quickly and profitably to continued innovations.

We manufacture graphene products appropriate for incorporation into existing products. However, the nature and component requirements of those products can change rapidly. The development and adoption of new battery technologies which do not use spherical graphite or innovative alternatives to graphene products could significantly reduce the demand for our products and adversely impact our prospects and future revenues.

We must continuously invest in research and development.

The Li-ion battery market predominately uses spherical graphite with a particle size of 10-15 microns. We believe that as battery technologies develop further, the market will require spherical graphite with smaller particle sizes. We are currently able to produce spherical graphite with a particle size of 6-9 microns, which we believe will be the next iteration of the technology. To remain competitive, however, we must continuously invest in research and development. Much of our technology and intellectual property portfolio is at an early stage of development, and we may not be able to continue to identify, develop, exploit, market and, in certain cases, secure regulatory approval for, innovative products in a timely manner or at all.

Risks of relationships with third parties in respect of research and development.

Although we have resources and staff dedicated to research and development, market conditions and other factors such as management efficiencies may make it required or preferable for us to enter into arrangements with third parties for the development, production and commercialization of graphene products. If we are unable to negotiate favorable terms for such arrangements with respect to intellectual property or otherwise or disagreements arise between us and any partner or potential partner, our business, financial condition, and results of operations may be adversely affected. Further, there can be no assurance that any otherwise successful collaborations will generate products or intellectual property which can be commercialized or will result in any revenue or cash flow.

Government support of electric vehicles and renewable energy may be reduced.

Demand for and development of the products that incorporate our graphene products, including electric vehicles, renewable energy technologies, and power storage technologies, are significantly affected by government policies, support, and subsidies. Any reduction in government support for relevant industries or technologies may adversely affect our business.

Price volatility of our finished goods.

Whether due to the entry into the market of new manufacturers, the development of new graphene products manufacturing technologies, changes in downstream technologies, or other causes, there may be an increase in the availability of graphene products in the market relative to the demand for those products. In the event that production exceeds demand, we may not be able to negotiate favorable pricing for the sale of our products, and there is no assurance that we will maintain or achieve continuing growth in revenue, profitability or cash flow from our graphene products.

Price volatility of our inputs.

Although we are strategically located near the one of the world’s largest known sources of high-quality natural graphite, developments in the technology used in identifying or assessing graphite deposits, future discoveries of graphite deposits, or changes in regulations related to mining graphite may increase the costs of the natural graphite from which we make our graphene products. Although our cost of goods for graphene products is relatively stable, there can be no assurance that costs can be maintained at current levels should production or trading of our inputs be interrupted.

Risks related to the proximity of customers to our production facilities.

Although our manufacturing facility is located near many of our customers, there can be no assurance that we can maintain relationships with the same customers on the same payment terms or that those customers’ operations will remain nearby. If our relationships with customers in our vicinity change or our existing customers move their operations, we may incur additional costs associated with locating and building relationships with new customers or transporting our graphene products longer distances or across international borders. If such changes occur, our operations, financial condition or results of operations may be adversely affected.

Complying with numerous health, safety and environmental regulations is both complex and costly.

Our Graphene Products Business is subject to numerous health, safety, and environmental requirements in the PRC. Such laws and regulations govern, among other matters, air emissions, wastewater discharges, solid and hazardous waste management and the use, composition, handling, distribution, and transportation of hazardous materials. Many such laws and regulations are becoming increasingly stringent (and may impose strict liability) and the cost of compliance with these requirements can be expected to increase over time. Although we believe that our operations comply with applicable regulations, any failure to comply with these laws and regulations could result in us incurring costs and / or liabilities, including as a result of regulatory enforcement, personal injury, property damage and claims and litigation resulting from such events, which could adversely affect our results of operations and financial condition.

Industrial operations can be hazardous.

Accidents involving the mishandling of heavy equipment or hazardous substances could cause severe or critical damage or injury to property and human health. Such an event could result in civil lawsuits and / or regulatory enforcement proceedings, both of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our business could result in significant additional costs to replace, repair and insure assets, which could negatively affect our business, prospects, operating results and financial condition.

Grid Storage Development May Cause Pricing Pressure on Grid Scale Battery Storage Systems and Advance Alternative Technologies.

Although the continued accelerated growth of grid scale storage for electric power in the US and globally has increased the demand for batteries based on Li-ion chemistries that use the graphene products that we manufacture, such increased demand has and may continue to (1) cause lower battery prices which may cause price pressure on our products and (2) increase the investment and development of competing technologies for electric storage, including other battery technologies and systems which could cause competition to our manufactured process.

Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.

We, our programs, our collaborators, third-party logistics providers, distributors and other contractors and consultants utilize information technology, or IT, systems and networks to process, transmit and store electronic information, including but not limited to intellectual property, proprietary business information and personal information, in connection with our business activities. Our internal IT systems and those of current and future third parties on which we rely may fail and are vulnerable to breakdown, breach, interruption or damage from cyber incidents, employee error or malfeasance, theft or misuse, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures or other compromises. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, denial-of-service attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency, intensity, and sophistication. These threats pose a risk to the security of our, our programs’, our collaborators’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Similarly, there can be no assurance that our collaborators, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any loss of clinical trial data from our completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Although to our knowledge we have not experienced any such material system failure or material security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations.

Any cyber-attack that leads to unauthorized access, use, or disclosure of personal information, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws and regulations, subject us to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability, cause us to breach our contractual obligations, which could result in significant legal and financial exposure and reputational damages. As cyber threats continue to evolve, we may be required to incur significant additional expenses in order to implement further data protection measures or to remediate any information security vulnerability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed, which could have a material adverse effect on our business and prospects. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above.

Our joint venture structures and other structures expose us to counterparty risks.

A part of our strategy to expand our Graphene Products Business is to enter into joint venture, cooperation, offtake and similar agreements. Such agreements include our joint venture through the Michigan LLC to build and operate a processing facility in Warren, Michigan and the cooperation agreement for graphite deep processing projects (the “Jixi Project”) with the People’s Government of Mashan District, Jixi City (the “Jixi Government”), each of which are summarized in “Item 4” These agreement increase our reliance on the performance of obligations of third parties. If the counterparty to any such agreement fail to perform their respective obligations as we expected, then our operating results could be adversely affected, we could incur unexpected liabilities and the price of our securities could be adversely effected.

Other Businesses

Landscape Architecture and Design Business

We face increasing competition.

The barriers to entry to the landscape architecture industry in the PRC and Hong Kong are lower for small size contracts, and competition for small contracts is increasing as a result. To sustain our business, we may elect to focus on larger projects, expansion into new geographic markets, or cooperative efforts with developers. There can be no assurance that we will be successful in any such strategic initiatives or that we will maintain or achieve continuing growth in revenue, profitability or cash flow as a result.

Third-party budgetary constraints may impact the demand for our services.

The customers of our Landscape Architecture and Design Business include local governments, state-owned property developers, town planning companies and others that use budgeted allocations to retain us and fund our projects. A focus on public health priorities may result in the reallocation of budgeted funds to other priorities, which would otherwise have been used for landscape architecture services. Accordingly, we may experience a decline in revenues during or in the wake of the COVID-19 pandemic or other public health events. Any material decline in the amount of spending by municipal governments in Hong Kong and the PRC may have a material adverse effect on our business, results of operations and financial conditions.

We determine our service fees based on estimates.

The profitability of our Landscape Architecture and Design Business depends on the service fees we charge for our projects, which we determine based on the terms of the potential project, the expected length of the project period, general market conditions and the estimated costs to be incurred, plus a mark-up.

An incorrect estimate may result in lower returns than anticipated or losses on the project concerned, which could have a material adverse effect on our business operations and financial results.

We may incur costs in excess of what we anticipate in order to meet the specifications of our clients.

In the course of performing our landscape architecture and design work, our clients may request amendments to, or variances from, design drawing documents produced by us. Some such changes are generally part of the agreed scope of work and included in our service fee. Any amendments outside of the agreed scope of work would be subject to additional charges to be agreed by our clients and us.

Disputes may arise, however, regarding the extent of changes covered by the agreed scope of work or additional charges, and if agreements cannot be reached or we are not paid for the variances, a project may generate lower returns than expected or losses and contractual disputes with our clients may arise resulting in extra costs, such as legal fees, thereby materially and adversely affecting our profitability, results of operations, liquidity and financial position.

Our failure to meet the schedule or requirements stipulated in the contracts could lead to compensation to clients.

Substantially all of our landscape architecture projects are subject to completion schedule requirements as agreed with our clients. Deviations from project schedules, specifications and quality standards, including for reasons beyond our control, may result in disputes, contract termination, or require us to compensate clients for their losses. Although we did not pay any compensation or receive any claims from our clients in this regard during the periods presented in this Report, we may incur such liabilities in the future. Contract termination or compensation paid to clients could negatively impact expected returns, adversely affect our liquidity and cash flows and have a material adverse effect on our business, financial conditions, results of operations, reputation and prospects.

We may engage consultants to carry out certain parts of our work, and the work performance of the sub-consultants may be beyond our control.

A landscape architecture project may require services other than those which we are qualified to provide. In such instances, we may engage consultants with such requisite professional qualifications to undertake certain tasks.

Although we carefully review and select consultants based on job references, prior projects, and other factors, we cannot guarantee the quality of services provided by such consultants. In the event that our consultants fail to meet our or a client’s quality and other operating standards and those standards required by the relevant laws and regulations, we may be liable to third parties and our clients. Costs associated with rectifying any problems caused by our sub-consultants may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, if we are unable to maintain a cooperative relationship with any of our sub-consultants or obtain replacements on equal or more favorable terms in a timely manner, or at all, our work schedule may be delayed and we may breach the terms of our contracts, any or all of which may have a material adverse effect on our business, financial condition, and results of operations.

We believe we do not conduct any activity about borrowing or lending qualifications, our existing subcontract agreements comply with Measures for the Administration on the Construction by Subcontract of House-building and Municipal Infrastructure Projects and other relevant regulations. However, we could not assure you that the relevant government authority will take the same view as us, if the relevant government authority takes a different view on this issue, we might be subject to penalties like fines, suspension of the business, revocation of the certificate of qualification, etc., and our revenue recognition will be adversely affected.

Consultants may not fulfil their indemnification obligations.

Legal claims may result from breaches of contract or substandard work done by consultants. Although we require that consultants we engage indemnify us for any loss or damages we may suffer due to their substandard work or breaches of contract, we may incur costs and be required to devote resources to defend ourselves against such claims, which we may not be able to recoup from the relevant consultants and which may have a material adverse effect on our business, financial condition and results of operations.

Our clients pay us by way of progress payments, and there is no guarantee that progress payments will be paid to us on time and in full.

We normally receive progress payments from our clients based on benchmarks from concept design through completion of construction. A portion of such payment, normally ranging from 5% to 10% of the total service fee payable to us, is usually withheld by our clients and such amount is released after the projects’ maintenance or defect liability period. There can be no assurance that progress payments will be paid to us on time and in full upon completion of relevant benchmarks or in some cases after the maintenance or defect liability period. Any failure by our clients to make payments on time and in full may have an adverse effect on our future liquidity position.

Our design qualifications are subject to renewal.

Landscape architecture service providers in the PRC must maintain a Specific Landscape Engineering Design Qualification (“SLEDQ”) issued under the Engineering Design Qualification Certificate in order to legally carry out landscape architecture projects involving the submission of layout plans and other design drawing documents to the competent government authorities for approval for construction purposes. We are also required to be registered as a listed consultant under the landscape architectural category of the Architectural and Associated Consultants Selection Board (“AACSB”) to undertake landscape architecture projects for the Hong Kong Government. We hold two Category A SLEDQ qualifications and one Category B SLEDQ qualification. Each is subject to renewal 60 days before expiry. In reviewing an application to renew the qualification certificate, local authorities may consider factors such as the applicant’s compliance with laws, regulations, rules and technical standards in the past, the applicant’s credit record, and conformity of the applicant’s qualified employees with the qualification standard. We cannot assure you that our qualification in the PRC will be renewed or that our qualification or registration in the PRC or Hong Kong will not be revoked or delisted. If we fail to obtain, renew or maintain the qualification certificates or registration in the future, or our qualification certificates or registration become revoked or delisted, our Landscape Architecture and Design Business may be limited and our business and financial condition may be materially and adversely affected.

Our operating results depend on the performance of the property markets in the PRC and Hong Kong.

Our business and prospects depend upon the performance of the PRC and Hong Kong property markets. Different types of projects undertaken by us, including projects related to residential development, commercial and mixed-use development, infrastructure and public open spaces, and tourism and hotels, may fall through as a result of developments in the relevant property market. Likewise, if these property markets are performing poorly, we may have fewer opportunities for new business.

Since we expect to continue to expand our market presence in the PRC and Hong Kong, our business will increasingly be more dependent on the performance of property markets in those places. The PRC and Hong Kong property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in the PRC and Hong Kong generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition and operation results.

Risks Relating to Our Company, Generally

The continuing global COVID-19 outbreak has caused significant disruptions in our business, which we expect will materially and adversely affect our results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Many businesses and social activities in the PRC, Hong Kong, and other countries and regions have been severely disrupted, including those of our suppliers, customers, and distributors. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition. Although some countries, including the U.S., have during 2022 moved from lock downs and other health related mandates that significantly disrupt businesses, many countries, including the PRC have responded to variants of the COVID-19 virus with a range of options including lock downs. We cannot provide assurance that our operations, particularly our operations in the PRC, will not be subject to significant business disruptions and suspension of operations due to government measures that respond to COVID-19, it variants other public health emergencies.

Risks of competition with others with greater financial and operational resources.

Some of our competitors may have greater financial, marketing, management and other resources than we do and may be better able to invest in research, make capital expenditures, and obtain and deploy relevant business technologies. As a result, we may not be able to offer services similar to or more desirable than those offered by our competitors, market our services as effectively as our competitors or otherwise respond successfully to competitive pressures.

Our operating results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our operating results, including the levels of our net revenues, expenses, net loss or income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one or more periods are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of the ADSs.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution, attracting new customers to our brands, introducing new products and product line extensions, and expanding into new markets. We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We cannot assure you that we can maintain net cash inflows from operating activities.

Due to the nature of our businesses, we may from time-to-time experience net operating cash outflows. We produce a large volume of graphene products which may not sell at a rate equal to our rate of production, so the cash outflows associated with their manufacturing may not result in corresponding revenues. There can be no assurance that our operations will generate sufficient cash flows to meet our operating and capital requirements in the future. With respect to our landscaping business, progress payments will typically be paid by our clients after each project commences with reference to our agreed milestones, but the terms of such progress payment are determined when we enter into the relevant agreements, and we may experience delays in collection of or be unable to collect customer balances, which would then lead to the cash outflows and subsequently adversely affect our cashflow position.

We are a holding company that is financially dependent on distributions from subsidiaries, and our results could be adversely affected by those distributions that are not made in a timely manner or at all.

We are a holding company and conduct substantially all our business through our operating subsidiaries. We mainly rely on income generated by distributions and other payments from our operating subsidiaries for our cash and financing needs, including funds necessary to pay dividends to our shareholders, to repay any debt we may incur and to pay our operating expenses. Subject to any PRC government limitations, our Chief Financial Officer may move cash among our subsidiaries as and when needed to fund the different segments of our businesses. Changes in business environments, debt instruments entered into by our subsidiaries, regulatory changes, limitations under PRC laws and regulations described below and other developments outside of our control may prevent some or all of our subsidiaries from making distributions or payments to us in the future.

Under PRC laws and regulations, our PRC subsidiaries which are wholly foreign-owned enterprises in the PRC, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

If there is any existing or new limitation or restrictions that interferes with our Chief Financial Officer’s discretion to move cash among our subsidiaries, then GGL may not have the ability to fund a subsidiary’s operations and business which could cause a material adverse effect to such subsidiary and GGL. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risks Related to the PRC — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant capital, management attention, disrupt to our business and otherwise adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products, or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating, and integrating key personnel;

●	diversion of management’s time and resources from our normal operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;

●	difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees, and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

In evaluating, pursuing, and executing acquisitions, even if these acquisitions are not consummated, we will consume management and financial resources and incur costs. We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

We may suffer certain losses not covered by insurance.

We have obtained insurance policies that we believe are reasonable and customary for businesses of our size and type and in line with the standard commercial practice in the jurisdictions where we have operations. However, insurance companies in the PRC currently do not offer as extensive an array of insurance products as insurance companies in more developed economies, and there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. If we suffer uninsured business disruptions or are held liable for uninsured losses or amounts or if claims for insured losses exceed the limits of our insurance coverage our business and results of operations may be materially and adversely affected.

Our insurance premiums may increase substantially.

The insurance premiums payable by us depend on various factors including the scope and sums of our contracts and our insurance claim records with the insurer and losses experienced by others in any of our industries. The insurance premium payable by us may increase in the future. If the insurance premiums payable by us increase significantly, our business and results of operations may be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages.

It is often difficult to register, maintain and enforce intellectual property rights in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the PRC. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement, misappropriation, or other claims, which may be expensive to defend and may adversely affect our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of the PRC’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in the PRC are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We rely on the maintenance of business relationships with our clients.

We derive a significant portion of our revenue from our recurring clients. Our marketing team maintains contacts with our existing clients and keeps our clients informed of developments at our Company. Notwithstanding our efforts in marketing and promotion, there is no assurance that we can maintain business relationships with our clients in the future. In the event that we are unable to retain these clients, or expand our client base, our business, results of operations, profitability and liquidity may be adversely affected.

We depend on our key management personnel.

Our success depends to a large extent on the continued efforts of our directors, executives and management. There can be no assurance that these key executives or personnel will not voluntarily terminate their employment with us. The loss of any of our key executives or personnel could be detrimental to the ongoing success of our operations. Our continued success will also depend on our ability to attract and retain qualified personnel in order to manage our existing operations as well as our future growth.

We may not be able to attract and retain the qualified and skilled employees needed to support our business.

Our success depends in part upon our ability to attract, retain and motivate a sufficient number of qualified employees. Our failure to recruit and retain enough qualified employees could delay our expansion plans could have a material adverse effect on our business and results of operations.

Competition for qualified employees is significant for all of our businesses, and in order to prevent employee attrition, we may be required to pay higher wages and provide other benefits, which could result in higher labor costs, or face losses resulting from the high costs associated with training new employees.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We may be involved in legal and other proceedings arising out of our operations or otherwise from time to time and may face significant losses as a result.

We may initiate claims against or be subject to legitimate or meritless claims from our clients, consultants, and other parties concerned with goods, services, or facilities from time to time.

Although we have obtained insurance policies to cover certain types of claims, some claims may not be covered by such policies, and the outcome of such claims may be unfavorable to us. Should such claims fall outside the scope and/or limit of our insurance coverage, we may be forced to incur additional and substantial costs which could have a material and adverse effect on our financial condition and results of operations. These claims may also trigger negative publicity or media coverage or allegations which, despite any inaccuracy, may have adverse impact on our reputation and business image.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to the date of this Report, we have had limited accounting personnel with adequate knowledge of US GAAP and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting for SEC reporting purposes, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Our independent public accountants have identified material weakness for fiscal years 2022 and 2021 relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

Since the completion of our August 2022 offering of our ADSs, we have been subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, or if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, additional SEC and market exchange reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may also be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions.

Events that disrupt the operations of any of our facilities, such as fires, floods, earthquakes or other natural or man- made disasters, may materially and adversely affect our business operations.

Our operations are vulnerable to interruption by fires, floods, earthquakes, power failures and power shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our operations, which may prevent us from providing goods and services to customers, thereby affecting our business and damaging our reputation. Any such event could materially and adversely affect our business operations.

Our auditor has expressed substantial doubt as to our ability to continue as a going concern.

As stated in the audit report of our auditors for the years ended December 31, 2021 and 2022: (1) the Company has an accumulated deficit, has incurred continued losses from operations, and has a working capital deficiency at December 31, 2022 and (2) these conditions raise substantial doubt about the Company’s ability to continue as a going concern. It is possible that we may be unable to operate in the future without an opinion of going concern from our auditor. An investor may find the aforementioned opinion of a going concern unappealing and may not want to purchase shares of our common stock for this reason.

Risks Related to the PRC

Summary

Substantially all of our operations are based in the PRC, including all of our manufacturing operations and substantially all of our landscape architecture and design services are in the PRC. This structure and geographic focus raise unique risks to us, including legal and operations issues, including the risks summarized in this section.

●	Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;

●	The enforcement of laws and that rules and regulations in the PRC can change quickly with little advance notice. Such uncertainties or future changes in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless;

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our securities. We believe that the PRC government limitations and restrictions applicable to us are appliable to companies conducting business in the PRC, generally and that, currently, there are not any limits or restrictions imposed by the PRC government specific to GGL and its subsidiaries that will adversely affect our business operations as currently conducted or our planned business operations. There are substantial uncertainties with respect to the interpretation and implementation of such PRC limits or restrictions and the PRC government may change existing or adopt additional limits or restrictions. Any such actions, or actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in the PRC; and

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and PRC governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

These risks could also result in a material adverse change in our operations, significantly limit or completely hinder our ability and the ability of any holder of ADSs or other securities of GGL to offer or continue to offer such securities to investors, or cause any such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China.

Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our graphene products manufacturing operations and substantially all of our landscape architecture and design services and all of our catering operations operate in the PRC. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past several decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, the PRC’s economic growth has slowed down and has declined during 2021. Any prolonged slowdown in the PRC economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and PRC laws, regulations, and rules may change quickly with little or no advance notice. The interpretations of many PRC laws, regulations, and rules are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

Laws and regulations concerning our industries are also developing and evolving in China and the PRC governmental authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. Although we have taken measures to comply with and avoid violation of applicable laws and regulations, we cannot assure you that our practice is and will remain in full compliance with applicable PRC laws and regulations.

In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Severely Cracking Down on Illegal Securities Activities According to Law emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.

Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with an offering of our securities under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete any such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to an offering of our securities, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we were not be required to submit an application to the CSRC for its approval under the M&A Rules for the listing and trading of the ADSs on the NYSE American or for our August 2022 offering of ADSs because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings similar to our August 2022 offering of ADSs are subject to this regulation; and (ii) we established our WFOEs by means of direct investment rather than by merger or acquisition of the equity or assets of “PRC domestic companies” as such term is defined under the M&A Rules. However, our PRC counsel has further advised us that it remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an offering outside China, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which, among others, emphasized the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. Subsequently, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC enterprises if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC enterprises in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. The draft Overseas Listing Rules also draw the regulatory redline for overseas offerings and listings by PRC enterprises. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC companies and their controlling shareholders and other responsible person, suspension of such PRC companies’ businesses, and revocation of their business licenses and operation permits. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by a foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer. For more details of the Opinions and the Overseas Listing Rules, please refer to “- Regulation – Regulations Related to Our Business Operation in China – Regulations Related to M&A Rules and Overseas Listing.”

As of the date of this Report, the draft Overseas Listing Rules remain in draft form. The draft Overseas Listing Rules may be further amended and there are substantial uncertainties as to when and in what form will the rules be enacted. The draft Overseas Listing Rules are also silent on detailed requirements relating to the substance and form of the documents to be filed, and the CSRC may subsequently formulate and publish guidelines in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. The Q&A also discussed VIE arrangements and pointed out that if relevant PRC laws and regulations are observed, companies with compliant VIE structure may seek overseas listing after having complied with the CSRC filing requirements. Nevertheless, the Q&A did not specify what would qualify as “compliant VIE structure” or the relevant domestic laws and regulations required to be complied with. If the Overseas Listing Rules are enacted in the current form before the completion of an offering of securities by us, we will be required to make a filing with the CSRC in connection with such offering within three business days after its completion. However, we cannot assure you that we will be able to complete such filing or comply with any other requirements that may be imposed on us under the Overseas Listing Rules, on a timely basis or at all.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the 2021 Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the 2021 Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted. If the Overseas Listing Rules are enacted in the current form before the completion of an offering of securities by us, we will be required to make a filing with the CSRC in connection with such offering within three business days after its completion. If the approval requirement under the 2021 Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for an offering of securities by us or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be complete.

In addition, on December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which will become effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non- PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

If it is determined in the future that approval from or filing with CSRC, CAC or other governmental agencies were required for our listing or for our August 2022 ADSs offering, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for our listing or our August 2022 ADSs offering, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required governmental authorization in respect of the same. These governmental authorities may impose fines, restrictions and penalties on our operations in China, such as revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

In addition, if CSRC or other governmental authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for any offering of securities by us or our previous offerings, we cannot assure you that we will be able to obtain such approvals or authorizations, or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of the ADSs and could significantly limit or completely hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities.

We believe that we have received all requisite permissions or approvals to operate our businesses and with respect our August 2022 ADSs offering, including all approvals required under the regulations or policies that have been issued by the CAC to date.

Neither the Government of the PRC nor the Chinese legal system has ever formally acknowledged the legality of using a VIE-type contractual arrangement where direct ownership of a Chinese entity is forbidden.

Foreign ownership of a specific business area, such as value-added telecommunications services and education services, is restricted or prohibited by the laws of the PRC. Primarily for this reason, some foreign-invested companies do not directly engage in the restricted or prohibited business, but instead have established a WFOE which would enter into a series of contracts with the company with native shareholders (“Operation Company”) that are intended to provide the company with control over the operation of, and the right to receive the net profits realized by, the Operation Company. These contracts are customarily identified as “VIE Agreements”, as they are designed to cause the operating company to be treated under U.S. generally accepted accounting principles as a “variable interest entity”, whose profits and losses can be consolidated with those of its contractual counterpart.

One significant risk of this structure is that the PRC government has never expressly acknowledged the VIE structure as a way to legally navigate the PRC’s investment restrictions. The PRC government could determine, at any time and without notice, that the underlying contractual arrangements on which the contractual control of the Operation Company is based violate PRC law. However, since we do not have any VIE structure, this risk would not adversely affect our current operations unless we later determine to employ a VIE structure.

Once a company uses the VIE structure, it might rely on contractual arrangements to exercise control over the Operation Company, which may not be as effective as direct ownership in providing operational control.

A company may rely on contractual arrangements with the Operation Company to conduct its operation in the PRC. These contractual arrangements, however, may not be as effective as direct ownership in providing the WFOE control over the Operation Company. For example, the Operation Company might breach its contractual arrangements, among other things, failing to conduct the operations of the Operation Company in an acceptable manner or taking other actions that are detrimental to the WFOE and other parties of the VIE agreement.

If a company had direct ownership of the Operation Company, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the Operation Company, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the VIE structure, it relies on the performance by the Operation Company of their obligations under the contracts to exercise control over the Operation Company. If any dispute relating to these contracts remains unresolved, it will have to enforce its rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore, will be subject to uncertainties in the PRC legal system. However, since we do not have any VIE structure, the abovementioned risk would not adversely affect our current operation unless we later determine to employ a VIE structure.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted

PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The business restricted or prohibited by the Negative List conducted through the VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective January 2022.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino- Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since the Foreign Investment Law (2019) is relatively new. Uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activity in the future. In addition, the definition of foreign investment contains a catchall provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the PRC State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the PRC State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it is uncertain whether VIE arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions must be taken under future laws, administrative regulations or provisions of the PRC State Council, a VIE structure may face substantial uncertainties as to whether it can complete such actions. Failure to do so could materially and adversely affect the VIE structure and its operations. However, since we do not have any VIE structure, the abovementioned risk would not adversely affect our current operation unless we later determine to employ a VIE structure.

The contractual arrangements the WFOE has entered into with an Operation Company may be subject to scrutiny by the PRC tax authorities. A finding that the WFOE owes additional taxes could negatively affect the financial condition of the WFOE.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. A VIE structure could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the Operation Company were not entered into on an arms-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and therefore adjust the income of the Operation Company in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the Operation Company for PRC tax purposes, which could, in turn, increase its tax liabilities without reducing the PRC tax expenses of the WFOE in the VIE structure. The financial position of a company with VIE structure could be materially and adversely affected if the tax liabilities of the Operation Company increase or if they are required to pay late payment fees and other penalties. To reinforce, since we do not have any VIE structure, the abovementioned risk would not adversely affect our current operation unless we later determine to employ a VIE structure.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in the PRC.

From time to time, we may receive requests from certain US agencies, including the Securities and Exchange Commission, to investigate or inspect our operations, or to otherwise provide information. There can be no assurance that we or our subsidiaries, including those in the PRC or entities that provide services to us or with whom we associate, will be able to fully comply with such requests. Furthermore, an on-site inspection of our facilities in the PRC by any of these regulators may be limited or entirely prohibited by PRC law or policies. Such inspections, though permitted by our Company and our affiliates, are subject to certain PRC governmental approvals, and may therefore be impossible to facilitate. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration, and no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

We are subject to the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to us.

The PRC legal system is based in large part on written statutes, and prior court decisions may have limited value as precedents. The interpretations of many PRC laws, regulations and rules may not always be uniform and enforcement of these laws, regulations and rules involves certain uncertainties.

There cannot be any assurance that the PRC government will not institute, increase or enhance the licensing regime covering our industries. In any such event, there cannot be any assurance that we would be able to obtain any new or additional required licenses in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in other legal systems, including the US or Hong Kong. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Additionally, our business in the PRC depends on customers and others, including our employees, that have significant relationships with PRC governmental authorities. Any legal action that we may consider may be adverse to the sovereign interests of the PRC and we may determine that such actions are not in our best interests.

Dividends payable to our foreign investors, gains on sale of our ordinary shares or the ADSs and the transfer of our equity interests in the PRC subsidiaries may become subject to withholding tax under the PRC tax laws.

Under the Enterprise Income Tax Law (promulgated by the National People’s Congress on March 16, 2007 and effective on January 1, 2008) (“PRC EIT Law”), incomes including without limitation dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise having no institutions or premises in the PRC or such incomes are derived irrelevant with the institutions or premises in the PRC, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax and such favorable treatment is approved by the tax authority. Under the arrangement for avoidance of double taxation between the PRC and Hong Kong, the effective withholding tax for dividends applicable to a Hong Kong non-resident company is currently 5% if it directly owns no less than a 25% stake in the PRC foreign-invested enterprise.

Similarly, any gain realized on the transfer of our ordinary shares or the ADSs or equity interest in the PRC subsidiaries by such “non-resident enterprise” investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC and/or we are considered a “resident enterprise” in the PRC. For the definition of “resident enterprise”, please refer to the section below “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” We may be deemed to be a PRC tax resident and we may be subject to PRC tax on our worldwide income.” If we are required under the PRC EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our Shares, the value of your investment in our Shares may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of the ADSs might be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or regions.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and PRC governmental control of currency conversion may delay or prevent us from using cash resources of GGL to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we were permitted to utilize the proceeds from our 2022 public offering of ADSs to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or “SAFE’’. There are two statutory limits for the total amount of foreign debts of a foreign-invested company One such limit is determined by the difference between the amount of total investment as approved by the PRC’s Ministry of Commerce (“MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company. The other, pursuant to the Notice of the People’s Bank of China (“PBOC”) on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promogulated by the PBOC, sets the upper limit of risk-weighted outstanding cross-border financing at capital divided by net assets multiplied by cross-border financing leverage ratio and the macro-prudential regulation parameter.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign- invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of the foreign-invested enterprises established within the designated areas and such enterprises mainly engaging in investment are allowed to use RMB capital converted from foreign exchange capital to make equity investments. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditures beyond their business scope or providing entrusted loans or repaying loans between non-financial enterprises. On October 23, 2019, SAFE released the Circular on Further Promoting Cross-border Trade and Investment Facilitation (the “Circular 28”) which was implemented on the same date. Under Circular 28, besides foreign-invested enterprises engaged in the investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds under the condition that the Foreign Investment Negative List 2020 is not violated and the relevant domestic investment projects are true and compliant. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered as capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of an offering of securities by GGL to fund the establishment of new entities in the PRC by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from an offering of securities by GGL to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot assure you that our shareholders or beneficial owners will not include PRC residents or entities in the future and assure the compliance of such future shareholders or beneficial owners with SAFE regulations, registrations, and approvals. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our manufacturing and expenditures are denominated in RMB, whereas our reporting currency is the HK dollar. As a result, fluctuations in the exchange rate between the HK dollar and RMB will affect the relative purchasing power in RMB terms of our HK dollar assets and affect the amount of our payment obligations. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the HK dollar value of our results of operations to vary with exchange rate fluctuations, and the HK dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the HK dollar could reduce our profits from operations and the translated value of our net assets when reported in HK dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in HK dollars. If we decide to convert our RMB into HK dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the HK dollar against the RMB would have a negative effect on the HK dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares or the ADSs in US dollars. For example, to the extent that we need to convert US dollars into RMB to invest in increasing our manufacturing capacity, appreciation of the RMB against the US dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the US dollar may significantly reduce the US dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares or the ADSs.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in the PRC has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers or end users by increasing the prices of our products, our financial condition and results of operations may be adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. As of the date of this Report, we believe that we have made employee benefit payments in material compliance with our obligations. If we fail to make adequate payments in the future, we may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We are subject to strict regulatory requirements in terms of entering into labor contracts with our employees and other employee matters. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in the PRC, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non- PRC citizens who reside in the PRC for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled enterprise that is incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. See “Taxation — People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As some of our management members are based in or frequently travel to the PRC, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of the PRC is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we could also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

We may not be able to maintain our tax incentives.

We are granted tax incentives for certain products and services in the PRC. Currently, enterprise income tax rates are 15% for certain subsidiaries. There are several requirements under PRC EIT Law and its implementation rules for us to be entitled to preferential treatment on enterprise income tax enjoyed by High and New Technology Enterprises for a period of three years, which is renewable and subject to the approval by the local government, which provides a preferred rate of 15% rather than the 25% uniform enterprise income tax rate on all PRC resident enterprises. See “Regulations — Regulations Relating to Taxes — Income Tax.” If we cannot achieve the requirements to maintain these subsidiaries’ qualification for this tax incentive scheme or if approval for renewal is not received, then our financial condition and results of operations may be adversely affected because of our additional tax burden.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise by a non-resident enterprise, by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, though Circular 698 was entirely abolished and void as of December 1, 2017.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provided that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non- resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no specific plans to pursue any acquisitions in the PRC or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation and how it may impact the viability of our current corporate governance and business operations in the PRC and financial results of our Company.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly issued Opinions on Strictly Cracking Down on Illegal Securities Activities and how it may impact any offering by GGL of its securities and our listing status.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities” (the “Opinion”), intending to tighten the supervision of China’s concept stocks to amend the special regulations of the State Council on the overseas stock raising and listing of joint-stock limited companies, especially for PRC companies listed or seeking listing on overseas stock markets via a Variable Interest Entity (“VIE”) structure. Although the relevant authority has not yet promulgated any specific regulations to regulate overseas listing and our control of our PRC subsidiaries is based on equity interest, not a VIE structure, we cannot assure you that the relevant PRC authority will not amend the regulations on overseas listings.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). In addition, on December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which will become effective and replace the existing Measures for Cybersecurity Review on February 15, 2022. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the CAC. As these opinions and the draft measurers were recently issued, official guidance and interpretation of these two remain unclear in several respects at this time.

As of the date of this Report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, apart from our websites for introduction purpose, we do not possess any other internet platform through our business operations, collect, store, process or uses certain personal information and other sensitive data from our business operation. The regulatory framework and enforcement regime regarding cybersecurity, information security, privacy and data protection have been constantly evolving in China and worldwide and are likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, require changes in business practices or privacy policies, or if the relevant governmental authorities in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

As of the date of the Report, we have not been informed that we are a critical information infrastructure operator or a “data processor” carrying out data processing activities that affect or may affect national security by any governmental authorities, nor do we perceive that we should be categorized as such under the current PRC legal system. However, although apart from our websites for introduction purpose, we do not possess any internet platform through our business operations, collect, store, process or uses certain personal information and other sensitive data from our business operation, we cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are subject to the same. If we fail to comply with applicable cybersecurity and data privacy regulations (including any failure or delay in the completion of the cybersecurity review procedures if applicable), we may be subject to government investigations and enforcement actions, fines, penalties, suspension of our non- compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this Report, we have not been involved in any investigations on cybersecurity review made by the CAC and we have not received any inquiry, notice, warning, or sanctions in this respect.

If we become subject to additional scrutiny, criticism and negative publicity involving US-listed PRC-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in the ADSs, especially if such matter cannot be addressed and resolved favorably.

Recently, US public companies that have substantial operations in the PRC have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many US-listed PRC-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ADSs could be rendered worthless.

Risks Relating to Hong Kong

The state of the economy in Hong Kong may adversely affect our performance and financial condition.

Our head office is located in Hong Kong. If Hong Kong experiences any adverse economic conditions due to events beyond our control, such as a local economic downturn, social events, natural disasters, contagious disease outbreaks or terrorist attacks, or if the local authorities adopt regulations that place additional restrictions or burdens on us or on our industry in general, our overall business and results of operations may be materially and adversely affected.

The Hong Kong legal system and political environment embodies uncertainties which could limit the legal protections available to you and us.

Hong Kong is a special administration region of the PRC and under the Basic Law of Hong Kong (the “Basic Law”), Hong Kong enjoys a high degree of autonomy under the principle of “one country, two systems.” The Basic Law ensures Hong Kong will retain its capitalist system, own currency (the Hong Kong Dollar), executive authorities, legislature, judiciary, legal system and people’s rights and freedom for fifty years from 1997. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the common law system.

The National People’s Congress of the PRC has the right to amend the Basic Law. We cannot assure you that there will not be any amendment to the Basic Law that may affect the judiciary and legal systems of Hong Kong and the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment.

The large-scale protests in Hong Kong that lasted from 2019 to 2020 (the “Hong Kong Protests”) were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. Despite not being enacted, we cannot assure you that the Hong Kong Protests will not occur again in the future and that there will be no other political or social unrest in the future or that there will not be other events that could lead to disruption of the economics, political and social conditions in Hong Kong. If such events occur and persist for a prolonged period or the economic, political and social conditions in Hong Kong are to be disrupted, our operations in Hong Kong may be adversely affected.

On July 1, 2020, the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region was promulgated and took effect in Hong Kong, which escalated the tension between US and the PRC. On July 14, 2020, former US President Donald Trump issued an Executive Order to direct the suspension or elimination of the preferential treatment for Hong Kong under the United States-Hong Kong Policy Act of 1992 and the passage of the Hong Kong Autonomy Act. Any such continued tension between the US and the PRC may affect the economy of Hong Kong and in turn, materially and adversely affect our business and operation.

Accordingly, we cannot predict the effect of future developments in the Hong Kong legal and political systems, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you and us, including our ability to enforce our agreements with our customers.

Devaluation of the Hong Kong dollar could affect our financial conditions and results of operations.

Since October 17, 1983, Hong Kong dollars have been pegged to the US dollar at a rate of approximately HK$7.80 to US$1.00. Although there is no indication that the Hong Kong government intends to cancel or change the pegged exchange rate arrangement, there is no assurance that this arrangement will not be changed in the future. In the event that such arrangement shall change or the valuation of the US dollar shall become volatile in the international currency markets, valuation of the Hong Kong dollar may be significantly affected or may even experience devaluation. At present, part of our revenue is generated in HK dollars and some of our expenses are incurred in currencies other than Hong Kong dollars. Additionally, the GGL common stock that is traded on the Hong Kong Stock Exchange is denominated in the Hong Kong Dollar. A change in the currency rate between the Hong Kong Dollar and the US dollar would likely change the value of the ADSs on the NYSE American. In case of devaluation of the HK dollar, our financial performance and liquidity positions may be adversely affected and our expenses incurred may drastically increase as a result.

Risks Relating to Cayman Islands

Cayman Islands economic substance requirements may have an effect on our business and operations.

An investment in us is through a Cayman Islands entity that, through wholly own subsidiaries, conducts our businesses. There are no operations that we have in the Cayman Islands or the United States.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that GGL is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as GGL is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act or changes thereto may have an adverse impact on our business and operations.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the US and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the US courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Islands Companies Act, (as revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the US. In particular, the Cayman Islands has a less developed body of securities laws as compared to the US and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the US federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of US securities laws.

Currently, all of our operations are conducted outside the US, and substantially all of our assets are located outside the US. All of our directors and officers are nationals or residents of jurisdictions other than the US and a substantial portion of their assets are located outside the US. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in US courts, including judgments predicated upon the civil liability provisions of the securities laws of the US or any state in the US.

The ability of our shareholders in certain countries other than the Cayman Islands, in particular in the U.S., to bring an action against GGL may be limited under law.

GLC is organized in the Cayman Islands. A majority of our assets and our revenue is from the PRC. Most of our directors and executive officers are a resident of Hong Kong.

There is uncertainty as to whether the courts of the Cayman Islands or PRC or Hong Kong would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or PRC or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, as of the date of this Report, no treaty or other form of reciprocity exists between the Cayman Islands, PRC or Hong Kong governing the recognition and enforcement of judgments. See “Enforceability Of Civil Liabilities”.

Risks Relating to SEC and PCAOB Positions Regarding Public Accounting Firms that are not Inspected by the PCAOB

Recent joint statements by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) proposed rule changes under the HFCA Act that call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to certain foreign issuers in their continued listing or future offerings of securities in the U.S.

Certain actions have been taken by the U.S. Government and the PCAOB with respect to non U.S. companies where the audit and related documentation are not subject to U.S. regulatory oversight, including inspections by the PCAOB. The Company’s independent public accounting firm that has provided an opinion on our financial statements included in this Report is Marcum Asia CPAs LLP, a firm that is headquartered in New York, New York. This firm, and its workpapers, are located in New York, New York and are subject to inspection by the PCAOB and proper demands by any regulatory authority. Accordingly, the provisions of the PCAOB rules and the Holding Foreign Companies Accountability Act regarding audit firms that are not in the U.S. or subject to inspection are not applicable to the Company at this time.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC and Hong Kong.

In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. GGL’s auditor has been inspected by the PCAOB on a regular basis and is not subject to the determinations announced by the PCAOB on December 16, 2021. Trading in GGL securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely GGL’s auditor, and that as a result an exchange may determine to de list GGL’s securities.

A lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in certain issuer’s securities to lose confidence in audit procedures and reported financial information and the quality of financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Our auditor is a U.S entity and has informed us that it maintains its workpaper files in the U.S.

In the event that the audit firm of the Company does not satisfy the requirements of the HFCA or the PCAOB, and our financial statements have not been audited by a firm that has been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. Any such consequence would cause the value of such securities to decline significantly or be worthless.

Furthermore, although we believe that there are no foreseeable risks under the HFCA Act, there may be perceived market risks associated with such act that are beyond our control due to our prospective joint venture arrangements in China as described elsewhere in this filing, as well as any records in the future that may be maintained in China.

These developments could add uncertainties to certain foreign issuers in their continued listing or future offerings of securities in the U.S.” Any such consequence would cause the value of such securities to decline significantly or be worthless.

Risks Relating to Our Ordinary Shares, and the ADSs

Conflicts of interests could exist between our controlling shareholders and other minority shareholders.

As of the date hereof, our officers, directors and other significant shareholders (which is a shareholder that holds more than 5% of our ordinary shares) collectively beneficially own approximately 94.3% of our ordinary shares. See “Principal Shareholders”. The interests of such controlling shareholders may differ from the interests of other shareholders and may differ among such shareholders. Such controlling shareholders could have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets, election of directors and other significant corporate action. In cases where their interests are aligned and they vote together, our controlling shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of such controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us. We cannot assure that our controlling shareholders will act entirely in our interest or that conflicts of interest will be resolved in our favor. The interests of our controlling shareholders may differ from the interests of our minority shareholders and our controlling shareholders are free to vote according to their interests. Our Chief Executive Officer and Executive Director has a significant beneficial ownership of our ordinary shares as described under “Principal Shareholders”.

There are risks associated with the forward-looking statements contained in this Report and references industry studies and other studies or research reports.

The information in this Report contains certain forward-looking statements and information relating to our Company that are based on the belief of our directors as well as assumptions based on the information currently available to them. In this Report, the words “believe”, “consider”, “estimate”, “expect”, and similar expressions, as they relate to our Company or our directors, are intended to, among others, identify forward-looking statements. Such statements reflect the current views of our Directors with respect to, among others, future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions are proved to be incorrect, our financial condition may be adversely affected and vary materially from those described herein as believed, considered, estimated or expected. Certain beliefs and positions by us are based in whole or in part on industry or other studies or reports, including market research, studies or reports by Bloomberg New Energy Finance and other third parties that include market demographics and other relevant market information. We have not commissioned any studies or reports for use in this Report and such studies were not prepared or licensed by any third-party as an expert or specifically for use in connection with a registration statement under the Securities Act. We cannot warrant the information in any such study or report but do not have information that cause us to believe that any such market research, studies or reports are not correct in all material respects.

We are a foreign private issuer under US laws and, as a result, we are not subject to US proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to US issuers.

We are a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to US public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the United States Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for US domestic issuers. In addition, while US domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain NYSE Amex requirements applicable to US issuers. This may afford less protection to holders of our ADSs.

As a foreign private issuer with ADSs listed on the NYSE American, we will be permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE American requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in the Cayman Islands and listed on the Main Board of the HKEx, we expect to follow the Rules Governing the Listing of Securities on the HKEx as amended from time to time (“Hong Kong Listing Rules”) and Cayman Islands company law and practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practices and requirements in the Cayman Islands do not require us to have a majority of our board of directors be independent, do not require us to establish an audit or nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present, although certain practices, including (among others) the establishment of the audit and renumeration committees and maintaining independent non-executive directors representing at least one-third of the board, are required by the Hong Kong Listing Rules.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the US Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

●	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

●	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and the ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

Currency fluctuations may adversely affect the price of our ordinary shares and the ADSs.

Our ordinary shares are quoted in Hong Kong dollars on the HKEx and the ADSs are quoted in US dollars on the NYSE American. Movements in the Hong Kong dollar/US dollar exchange rate may adversely affect the US dollar price of our ordinary shares or the ADSs. Since October 17, 1983, the Hong Kong dollar has been pegged to the US dollar at a rate of approximately HK$7.80 to US$1.00. There is no indication that the Hong Kong government intends to cancel or change the pegged exchange rate arrangements. However, in the event that such arrangements shall change or the valuation of the US dollar shall become volatile in the international currency markets, the valuation of the Hong Kong dollar may be significantly. If the Hong Kong dollar appreciates or depreciates against the US dollar, the US dollar price of the ADSs could increase or decrease, even if the price of our ordinary shares in Hong Kong dollars decreases, increases or remains unchanged.

We are subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, between the price of our ordinary shares on the HKEx and the price of the ADSs on the NYSE American. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also in certain circumstances affect the volatility in the price of our ordinary shares and the ADSs.

We will continue to have significant increased costs as a result of our August 2022 public offering of ADSs.

Subsequent to the closing of our August, 2022 offering of ADSs, we are required to comply with additional reporting and other SEC requirements and will likely continue to experience additional legal, accounting, insurance and other expenses that we did not incur prior to such offering. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring the establishment and maintenance of effective disclosures and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

Lack of experience as officers of US publicly traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able in the future to obtain an opinion of our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting that the Sarbanes-Oxley Act requires certain publicly traded companies to obtain.

The market price of our ordinary shares and the ADSs could be subject to volatility.

The market price of our ordinary shares and the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	variations in our operating results;

●	announcements of new projects or services by us or our competitors;

●	technological breakthroughs by us or our competitors;

●	news regarding gains or losses of customers or partners by us or our competitors;

●	news regarding gains or losses of key personnel by us or our competitors;

●	announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;

●	changes in earnings estimates or buy/sell recommendations by financial analysts;

●	litigation and potential litigation;

●	general market conditions or other developments affecting us or our industry; and

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the ordinary shares and the ADSs.

Future sales of substantial amounts of ordinary shares or ADS by existing shareholders could adversely affect the price of the ADSs.

If our existing shareholders sell substantial amounts of the ordinary shares or ADSs, the market price of the ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All of the outstanding ADSs are eligible for immediate resale in the public market without restrictions. In addition, if any existing shareholders sell a substantial number of ordinary shares, the prevailing market price for our shares could be adversely affected.

Issuance of new shares or equity linked securities may cause dilution in shareholding.

We may need to raise additional funds in the future to finance our future plans, whether in relation to existing operations, expanding points of sale or otherwise. If additional funds are raised through the issuance of our new equity or equity-linked securities other than on a pro rata basis to existing shareholders, then (a) the shareholding interest in our Company of our existing shareholders or holders of the ADSs may be reduced, and/or (b) such newly issued securities may have rights, preferences or privileges superior to those of the shares of our existing shareholders or holders of the ADSs.

Statistics and industry information may come from various sources which may not be reliable.

This registration statement contains information and statistics that are derived from various publicly available official government and other publications which are generally believed to be reliable. However, we cannot guarantee the quality and reliability of these publications. Whilst we have taken reasonable care to ensure that such facts and statistics in this Report are accurately reproduced, these facts and statistics have not been independently verified by us. Our Company, directors and advisors do not make any representation as to the accuracy of such facts and statistics, which may not be consistent with other information and may not be complete or up-to-date. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the facts and statistics in this Report may be inaccurate or may not be comparable from period to period to facts and statistics produced for other economies and should not be unduly relied upon. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC or Hong Kong based on US or other foreign law against us or our management named in this Report.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in the PRC and Hong Kong through our wholly owned subsidiaries in the PRC and Hong Kong. Most of our assets are located in the PRC and Hong Kong. In addition, many of our directors and senior executive officers reside within the PRC or Hong Kong and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC or Hong Kong upon our directors and senior executive officers, including with respect to matters arising under US federal securities law or applicable state securities law. Even if you are successful in bringing an action of this kind, the respective law of the Cayman Islands, the PRC or Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the US courts under civil liability provisions of the US federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this registration statement and in the deposit agreement entered into for the benefit of holders from time to time of ADSs (the “Deposit Agreement”), holders of the ADSs will not be able to directly exercise voting rights attaching to the ordinary shares represented by the ADSs. Holders of the ADSs are entitled to instruct the depositary how to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. See “Description of American Depositary Shares.” We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call, attend or speak at a shareholders’ meeting.

Holders of ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the Deposit Agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

If we fail to comply with all listing standards, laws and regulations applicable to issuers listed on the NYSE American, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares or the ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ and ADS holders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares or the ADSs outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares or the ADSs. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into US dollars or other hard currency and other regulatory restrictions.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the US.

We face a global tax burden.

As a result of our Company’s presence in HK and the PRC, organization of related entities in the Cayman Islands and the BVI, and the sale of securities in the US, we face complex and changing tax reporting and compliance obligations that create a global tax burden that is different than a US domestic corporation and may cause a greater tax burden.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

Holders or beneficial owners of ADSs that bring a claim against GGL or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Such limitation is applicable to any holder of any ADSs.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

We were founded in 1981 as a landscape architecture and design firm. In 2013, we were incorporated in the Cayman Islands. In 2014, we listed our shares on the Hong Kong Stock Exchange, and we acquired our Catering Business in 2017. In August 2019, we acquired our Graphene Products Business, which, at the time, had approximately 10 years of experience in the development and manufacture of graphene products. In August, 2022, we closed a public offering of our ADSs and listed the ADSs on the NYSE American exchange. During the fourth quarter of 2022 and the first and second quarters of 2023, through our US Subsidiary, Graphex Technologies LLC (our “US Subsidiary”), we entered into various letters of intent with companies to expand our Graphene Products Business outside the PRC and in the first quarter of 2023 entered into a binding offtake agreement with an Australian based a graphite producer/developer for the sale of 10,000 tonnes per annum of Bunyu Graphite fine natural flake product for an initial 5-year term from the date that the mine commencing operations to feed the proposed refining facility in the Detroit, Michigan metropolitan area.

Capital Expenditures

We had capital expenditures of approximately HK$0.8 million and approximately HK$0.4 million for the years ended December 31, 2021 and 2022, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene Products Business and Landscape Architecture and Design Business. We funded our capital expenditures with lease financing, proceeds from our ADSs Public Offering and other financing alternatives. We expect to continue to make capital expenditures to support the growth of our business, including from the net proceeds of the August 2022 offering of ADSs and through strategic alliances. Our capital commitments as of December 31, 2022 for contracted but not provided for purchase of property, plant and equipment is HK$7.5 million or approximately US$ 964,000 and zero as of December 31, 2021. We believe that the Group’s continued investments in research are fundamental for our future growth.

Our principal executive offices are located at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong. Our telephone number at this address is +852 2559-9438. Our registered office in the Cayman Islands is located at Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company. The address of that site is http:// www.sec.gov. Additional information regarding the Company is available at our website. The address of our website is www.graphexgroup.com. The information contained on our website is not a part of this Report.

B.	Business Overview

Overview

We are principally engaged in the development, manufacturing, and marketing of graphene products and also the provision of landscape architecture and design services. We also operate a catering business. Geographically, our revenue was derived primarily from the PRC in 2022.

We have established a U.S. subsidiary, Graphex Technologies LLC (our “US Subsidiary”), and entered into joint ventures and other transactions during 2022 to advance our Graphene Products Business.

The Group achieved several significant developments during 2022. In August 2022, we completed a public offering and listed our American Depository Shares (“ADS”) on the NYSE American exchange (“NYSE American”) with the stock symbol “GRFX.” The listing of the ADS on NYSE American provided us greater access to the U.S. capital markets and increased disclosure in the U.S. markets as a reporting company. Investors in addition to potential customers and suppliers in the North America have greater access to gain greater knowledge in the Group and its mission to help building a better world through its activities in the global electrification initiative.

The significant expansion of the EV market in China enabled us to position itself as an early market leader. The Group has begun the implementation of a new natural graphite anode material production facility in Heilongjiang, China to capitalize on this growth. Furthermore, we anticipate the energy storage system market will accelerate the next phase of expected significant growth in the battery sector. We expect to sell all our Chinese-made anode material into this growing and accelerating Asia-Pacific market.

During 2022, our US Subsidiary, led by its CEO Mr. John DeMaio, has also made significant progress to secure U.S. supply chain demand of critical materials for the EV market, including:

●	Securing graphite flake supplies from Canada, Brazil, Australia and Africa as well as offtake negotiation with US customers;

●	Formed the joint venture company, Graphex Michigan I LLC (“Graphex Michigan”) to develop a production facility in Warren, Michigan which has obtained a pre-construction permit it to begin structural construction work;

●	Exploring and conducting feasibility studies for the establishment of additional anode material production facilities in Midwestern United States and Canada.

Our developments in the U.S. and Canadian market are aided by the U.S. Inflation Reduction Act passed in 2022 which may preclude material made in China. We expect that our US Subsidiary may become one of the major revenue generating subsidiaries of the Group.

Our Graphene Products Business

In spite of the fact that the COVID massive infection in China during November and December 2022 caused certain interruptions on logistics and production, the revenue contributed by the Graphene Products Segment for the year ended December 31, 2022 recorded a year-to-year decline of 12% to approximately HK$ 214.6 million, representing 63% of the total revenue of the Group. The adjusted EBITDA of Graphene Products Segment is down 14% to approximately HK$46.5 million compared to that of 2021.

For the year ended December 31, 2022, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2022. The Group looks forward to commencing in the production expansion in China as well as the United States in the coming months.

Graphite anode material comprises, by weight, around 25% of the typical lithium-ion battery used in EVs. As the replacement of gasoline vehicles by EVs speeds up in every country, there is intense focus being placed by battery manufacturers, automakers, and even governments, on the need to localize supply of critical minerals including graphite for EV battery production. Lithium-ion batteries use deep processed graphite as anode material and there is no substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next couple of years.

Our Graphene Products Business Facilities

PRC.

Our current production capacity in the PRC is fully utilized. Therefore, on September 20, 2022, the Company entered into a cooperation agreement (the “Cooperation Agreement”) for construction and investment of graphite deep processing projects (the “Jixi Project”) with the People’s Government of Mashan District, Jixi City (the “Jixi Government”) to develop graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park in the Peoples Republic of China.

The development of the Jixi Project will be in two phases.

●	Phase 1 of the Jixi Project will establish a facility with an annual capacity of approximately 20,000 metric tons of high-purity spherical graphite, and provides an investment period that is 24 months from the date that Graphex enters the Jixi Project industrial park, described in the Cooperation Agreement.

●	Phase 2 provides for the establishment of an additional facility with an annual capacity of approximately 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode material on terms that will be mutually determined.

Under the Cooperation Agreement,

●	the Jixi Government will:

-	assist the Company in site selection, preliminary approval, policy support and to provide other services to facilitate the investment in the facilities and Jixi Project;

-	provide the Company with factory premises consisting of 5 general workshops of up to 25,000 square meters, one office building and one living area in the Jixi (Mashan) Graphite Industrial Park (collectively referred to as “Factory Premises”);

-	provide the factory premises to the Company at specified rents, including waiver of rent for the first two years;

-	provide the Company with the right to purchase the factory premises at the Jixi Government’s costs and to offset the purchase price with the amount of paid rents; and

-	provide the Company with green electricity sources including wind and/or solar generated electricity under conditions where such generation and use are favorable.

●	The Company:

-	will take all material actions regarding the preparatory work for the preliminary investment and construction of the Jixi Project;

-	on September 13, 2022 established a wholly foreign owned enterprise (“WFOE”), namely Graphex (Heilongjiang) New Energy Technologies Limited, in Jixi City in the People’s Republic of China with independent legal status to perform the Company’s obligations regarding the Jixi Project; and

-	will take all material actions regarding the necessary approval application procedures required by the Jixi Project at the Company’s cost and expense.

The scale of the investment and construction of the Jixi Project will be subject to the details of the final approved feasibility study report of the Jixi Project. In the event the Jixi Project finally cannot obtain the necessary approval, the Cooperation Agreement shall terminate automatically. The foregoing descriptions of the Cooperation Agreement is not complete and are qualified in their entirety by reference to the full text of such agreement.

U.S.

We formed Graphex Technologies, LLC (“GT Sub”) to further our planned U.S. expansion.GT Sub has formed a joint venture with Emerald Energy Solutions LLC (“EES”) to develop a refining facility in the Detroit, Michigan metropolitan area , which will construct and operate a refining processing facility in Warren, Michigan which is located in the Detroit Michigan metropolitan area. The facility will be a 150,000 square-foot graphite processing facility in the Emerald Business Park (EBP). This facility would bring new technology to the area, and a US-based processing of a critical mineral element for use in the production of electric vehicle (EV) batteries. We are evaluating other locations and is negotiating terms with battery manufactures and electronic vehicle (EV) original equipment manufacturers (OEMS) to establish localized anode material facilities to support their supply chain of graphene and related products. To supply the North American and European EV ecosystems, we are investigating strategic locations for spherical graphite purification plants in collaboration with EV/OEMs as well as flake graphite sources.

Under the terms of GT Sub’s joint venture formed with EES, the parties formed a limited liability company (“Michigan LLC”), owned by EES and GT Sub. GGL will provide a perpetual, royalty-free right and license to use and exploit the technologies in connection with the establishment, development and operation of the Anode Material Processing Facility and EES will contribute US$ 15 million, provide services handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility, and have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility. GT Sub will own 33% of the aggregate limited liability company interests and will jointly manage the Michigan LLC as a co-manager with EES. The Michigan LLC will make distributions to the members as follows: (i) during the first four years following the Agreement Date, 75% of each distribution shall be paid to EES and the balance shall be paid to Graphex Tech; (ii) during and after the fifth year, 75% of each distribution shall be paid to GT Sub and the balance shall be paid to EES; and (iii) thereafter, distributions shall be paid to EES and GT Sub pro rata in accordance with the limited liability interests in the limited liability company. The Michigan LLC limited liability company agreement provides customary “tag along” and “bring along” rights and provides GT Sub the right to purchase from EES, and EES the right to sell to GT Sub, an additional 33% of the aggregate limited liability company interests for 35,000,000 GGL ordinary shares.

Major products, production process and procurement

We purchase raw materials (mainly graphite flakes) and process, reshape and purify them to 99.95% purity.

Our current facilities are capable of producing around 10,000 metric tons of graphene products per annum under normal conditions, with the following products:

●	Spherical graphite: Spherical graphite is processed from graphite flakes that have undergone the reshaping, and purifying processes. It can be used as the material for Li-ion battery anodes, conductive agents, synthetic diamond, etc. Commercially used spherical graphite has D50 (particle size distribution) of 10-15 microns. Our production line is capable of producing ultra-fine spherical graphite with D50 = 6-9 microns, which has much better performance. Our product is stable and has passed through application testing to fully meet the Li-ion battery anode requirements. Our ultra-fine spherical graphite production technology has been patented.

●	High-purity graphite: High-purity graphite contains ≥ 99.95% of carbon and ≤ 0.2% of moisture. It is characterized by superior electric and thermal conductivity, resistance to corrosion, and chemical stability. It can be used in advanced refractory materials, advanced coatings etc.

●	Micronized graphite: Micronized graphite is a by-product of our spherical graphite production process, with outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties and has several applications including corrosion resistant coating, lubricants, and other new composite materials.

We have adopted advanced technologies for reshaping to control the sizes of our spherical graphite. Through advanced segregation methods, various sizes of spherical graphite are concentrated. Our spherical graphite has high sphericity, high tap density (up to 1.10 g/ml) and small specific surface area (SSA) that is suitable for production of high-density electrodes for Li-ion batteries. Our spherical graphite is also characterized by stable quality and good uniformity, which reduces the surface reaction of the electrode such that the initial charge and discharge capacity is above 360mAh/g (theoretical charge and discharge capacity is 372mAh/g), the charge and discharge efficiency is above 88%, and the cycle life is over 300 times. We can also customize the particle size and purity according to customers’ requirements.

Our high-purity graphite has superior electric and thermal conductivity, resistance to corrosion, and chemical stability. Size is customizable. Major product sizes include 50 mesh, 80 mesh, 100 mesh, 200 mesh, and 325 mesh. Major applications are in refractory materials and advanced coatings, among other products, including magnesia carbon bricks, stabilizers, carbon brushes, and fire-resistant composite materials.

Our micronized graphite, which is a by-product of our production process, has outstanding oxidation resistance under high temperature, lubricative, formability, electric and thermal conductivity, and adhesive properties. Usages include corrosion resistant coatings, lubricants, and other new composite materials.

Research and development

We currently hold approximately 31 patents relating to our Graphene Products Business, as summarized in “Intellectual Property” below.

When we acquired the Graphene Products Business, we also acquired the service contracts of all the Research & Development (“R&D”) staff and third-party research professionals. Our R&D Department is currently conducting two significant research and development projects in collaboration with Wuhan University of Technologies in the PRC and Nano and Advanced Material Institute in Hong Kong.

Our R&D Department will also seek to improve production efficiency in terms of energy and resource saving, lower carbon footprint and environmental friendliness, as well as the quality and performance of our products. We believe our research direction will provide us with the products capable of supporting more diversified and demanding power supply products.

Market and Customers

As of the date of this Report, we sell our graphene products primarily to customers in various locations of the PRC, including wholesalers, traders, and Li-ion battery manufacturers and others that are in the clean energy industry. After receiving orders from customers, we check our inventory and set out a production plan for different types of products, production processes may include reshaping, purifying, and drying. Upon completion of production, products are packaged. We intend to sell all the products that are produced in China locally. As for our US customers, they will be served by our team operates under GT Sub in Michigan.

In 2022, we have 25 active customers in the PRC. At present, most of our supply is directed towards the manufacturing sector. We expect our graphene products will be used by more diversified industries and applications as graphene technology continues to advance. We expect to also face competition in the U.S. and globally as other companies are making the investment to produce products similar to our products.

Suppliers

We purchase raw materials (mainly graphite flakes) from suppliers in Heilongjiang Province, which are mainly mining and natural graphite trading companies. Such geographic supply sources reflect a concentration of supply sources in the PRC. For the US market, our source of raw material may come from Canada, Australia, Africa and the US as we have entered into offtake agreement and MOU with graphite miners in such locations. We will ensure that our products are produced in the US as defined in the Inflation Reduction Act.

Competition

We compete, primarily, with other active operation in the PRC producing comparable spherical graphite for the battery and EV market. We believe that we have not been subject to unfavorable price competition or challenged with superior technology or product quality by our competitors.

Competitive Strengths

We believe the following competitive strengths have contributed to our success and position us well for future growth:

●	Ample Supply of Raw Material: We are strategically located near the one of the world’s largest known supply sources of high-quality natural graphite.

●	A Stable Customer Base: We have established relationships with more than 30 customers in the largest market for graphene products.

●	Significant Intellectual Property Rights: We have 20 patents related to our Graphene Products Business, including patents on products, production methods, machinery design, and environmental protection in the PRC.

●	Research and Development Abilities: We are committed to research and development through our R&D Department, guided by a professor and Senior Engineer who holds a doctorate in Mineral Processing from Wuhan University of Technology.

●	Preparation for Technological Development: Although the market currently demands spherical graphite of 10-15 microns, we are able to produce ultra-fine spherical graphite of 6-9 microns, which is ready for use in advanced applications.

●	Personnel: We approximately 100 employees experienced in the manufacture of graphene products with an average tenure in this industry of over 5 years.

●	Market Acceptance: Our Graphene Products Business has been supplying graphene products for approximately eight years.

●	Stable Production Facilities: We have never experienced any material disruption of supply of inputs or manufacturing, other than the temporary interruption during the COVID-19 pandemic.

Our Landscape Architecture and Design Business

For the year ended December 31, 2022, the Landscape Architecture segment contributed revenue of approximately HK$122.9 million, representing approximately 36.0% of the Group’s total revenue, with an adjusted EBITDA of approximately HK$24.5 million, representing approximately 32.9% of the Group’s total adjusted EBITDA. The Gross profit margin of the Landscape Architecture business was 51% and adjusted EBITDA margin was 19.9%.

The reduce in revenue mainly because of the slowdown in real estate development in China. We have exercised rigorous cost control on our business to sustain our operation while maintaining the quality of our production. Meanwhile, we shall continue to promote our initiative in Recharge Cities. We believe our promotion in the utilization of energy storage with clean energy production is a way to practice our ESG commitments.

The number of new contracts and contract sum entered by the Group during 2020 to 2022 are set out as follows:

Year ended December 31	Number of new contracts	Contract sum
(HK million)
2022	121	113.9
2021	127	143.5
2020	140	226.0

Our Landscape Architecture and Design Business offers a wide range of landscape architecture services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong, primarily for residential development projects; infrastructure and public open space projects that include the integration of clean energy storage and use; commercial and mixed-use development projects; and tourism and hotel projects. We provide our services through several stages of work including concept, schematic, design development and construction.

Customers

The customers of our Landscape Architecture and Design Business include local governments, state-owned property developers, and town planning companies in the PRC and Hong Kong. Such governmental customers reflect a concentration of customers by geographic location and type of customer.

Information Technology and Intellectual Property

In the provision of landscape architecture services, we may apply drawing software other than hand drawings by our project team. We currently rely on drawing software which we believe is in line with the industry norm. We also consider that this software is sufficient for our business operations, and we currently have no intent to conduct research and development with our internal resources.

Relating to the Landscape Architecture and Design Business, we have 33 patents in the PRC and 37 trademarks in Hong Kong and the PRC, as summarized in “Intellectual Property” below. The patents are designs for equipment and systems utilized for installations and facilities at landscaping projects, whereas the trademarks are mainly corporate identifications.

Competition

The barriers to entry to the landscape architecture industry in the PRC and Hong Kong are low for small size contracts, and competition for those contracts is increasing as a result. In Hong Kong, certain professional qualifications are required for work in landscape architecture. However, apart from these qualifications, which can be obtained by independent designers or smaller companies, new entrants may compete freely with established operators. In the PRC, barriers to entry are similarly low for projects with investment amounts below RMB20 million. In light of the growing competition for smaller projects in both of our primary markets, we plan to focus on sizeable projects which require high quality landscape architecture services and our Category A Specific Landscape Engineering Design Qualification.

Competitive Strengths

We believe the following competitive strengths have contributed to our success and position us well for future growth:

●	Business Sustainability: We have been providing landscape architecture and design services for over 40 years. Our business is well developed and generates stable revenues and cash flows.

●	Personnel: Our more than 300 experienced employees with an average tenure of over 10 years enable us to successfully bid for contracts and grow our business.

●	Licensing: Our licenses and approvals in Hong Kong and the PRC allow us to bid on larger scale projects larger scale projects with higher margins.

●	Our patent portfolio in the PRC.

Our Catering Business

We own and manage a Catering Business, currently at one location in the PRC. Due in large part to the COVID pandemic, we closed restaurants in various locations in 2020 and 2021. We had a profit guarantee from of Thai Gallery (HK) Limited that ended in 2021. Our catering business is not expected to provide a significant contribution of revenues to the Group.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

In addition, we have registered the following domain names for our companies:

Domain Name	Company	Registration Date	Expiry
graphexgroup.com	Graphex Group Limited	January 17, 2021	January 17, 2028
graphextechnologies.com	Graphex Group Limited	January 17, 2021	January 17, 2024
eadg.com.hk	Earthasia (Hong Kong)	April 7, 2009	April 14, 2024
ea-dg.com	Earthasia (Hong Kong)	September 5, 2006	September 5, 2023
earthasia.com.hk	Earthasia (Hong Kong)	March 9, 2004	March 11, 2027
tanaotech.com	Shanghai Tanao New Material Technology Company Limited	October 1, 2019	October 1, 2029
earthasia.com.cn	Earthasia (Shanghai) Company Limited	January 24, 2005	January 24, 2024

Our patent portfolio that supports the Graphene Products Business in the PRC includes the following:

	Patent Title	Patent Type	Authorization Date	Patent No.
1	A production method of spherical graphite	Invention	January 2, 2013	2010102543729
2	A production method of high purity graphite	Invention	November 7, 2012	2010105278443
3	Equipment and methods of fluoride wastewater treatment	Invention	November 14, 2012	2011100925973
4	A production grading equipment of spherical graphite	Utility Model	November 16, 2018	2018202504603
5	A continuous production equipment of chemical purification of high purity graphite	Utility Model	August 27, 2014	2014201960422
6	A furnace for enhancing effectiveness of graphite drying	Utility Model	May 25, 2016	2015211385328
7	A production equipment of graphite purification	Utility Model	June 22, 2016	2015211385154
8	A production equipment of spherical graphite	Utility Model	June 29, 2016	201521138514X
9	A graphite reactor	Utility Model	June 8, 2016	2015211385120
10	A production equipment of spherical graphite	Utility Model	June 8, 2016	2015211223840
11	A wastewater treatment equipment of graphite production	Utility Model	March 9, 2018	2017208618891
12	A reactor of graphite production	Utility Model	March 13, 2018	2017208618887
13	A pulverizer for graphite processing and production	Utility Model	March 13, 2018	2017208971760
14	A pulverizing machine of graphite	Utility Model	March 13, 2018	2017208971756
15	A continuous purification equipment of new graphite	Utility Model	March 9, 2018	2017208921935

16	A spray painting equipment of graphite anti-corrosion coating	Utility Model	May 22, 2020	2019215005487
17	A spray painting equipment of graphene conductive film	Utility Model	May 22, 2020	2019215005491
18	A welding equipment of graphene heating film	Utility Model	April 28, 2020	201921500704X
19	A graphite powder stirring equipment	Utility Model	June 2, 2020	2019215007020
20	A pulverizing equipment for graphite processing	Utility Model	August 4, 2020	2019214999279
21	A multi-directional stirring device for graphite powder with convenient proportioning	Utility Model	April 19, 2022	2021231167567
22	A spherical classifier impeller for graphite production	Utility Model	April 26, 2022	2021231394880
23	A graphite pulverizer feeding and dedusting device	Utility Model	April 26, 2022	202123139313X
24	A graphene conductive film spraying machine residual liquid recovery device	Utility Model	April 26, 2022	2021231392940
25	A continuous drying device for evenly heated graphite powder	Utility Model	April 12, 2022	2021231250475
26	An environment-friendly graphene anti-corrosion coating spraying device	Utility Model	April 26, 2022	2021231164431
27	A high-purity ultrafine graphite powder preparation device	Utility Model	July 1, 2022	2021231164554
28	A drum type graphite crushing device	Utility Model	April 26, 2022	2021231167425
29	Graphite powder high temperature purification and purification device	Utility Model	April 8, 2022	2021230818147
30	Mixing device for silicon carbon anode material production	Utility Model	April 12, 2022	2021230817888
31	Graphene oxide heat dissipation film calendering device	Utility Model	August 5, 2022	2021230818132

Our patents provide us with protection along the major steps in our production process, including the technology involved in wastewater treatment.

The above patents have all been filed with the PRC Patents Office and have been in force since the Authorization Dates indicated. We acquired the rights to use certain patents during the acquisition of the Graphene Products Business in 2018. Duration of patents in the PRC is 20 years counting from the date of filing for invention-type patents and 10 years counting from the date of filing for utility model patents. All of the above patents are granted. When we acquired the Graphene Products Business, we also acquired the service contracts of all the R&D staff. Our R&D Department is currently conducting two research and development projects: (1) developing spherical graphite for production of low temperature anode material for Li-ion batteries to operate at extremely low temperature; and (2) developing ultra-fine spherical graphite of 3-5 microns in diameter for higher energy storage in limited space.

A trademark license agreement between Aoyu Graphite Group Limited, the vendor of our Graphene Products Business) and Jixi Company whereby Aoyu Group Company licenses a trademark (as indicated below) to be used by Jixi Company as long as such trademark registration is valid.

Trademark licensed to be used by Jixi Company

Trademark	Country	Class	Registration No.	Expiry Date	Owner
	PRC	1	3750863	August 20, 2025	Aoyu Graphite Group Limited

Trademark owned by Allied Apex Limited:

Trademark	Country	Class	Registration No.	Expiry Date	Owner
	PRC	9	55127378	May 13, 2032	Allied Apex Limited

	HK	1 and 9	305589767	April 11, 2031	Allied Apex Limited

Currently, we also have 1 trademark application pending in the US, as summarized below, which is utilized for our graphene products business.

Landscape Architecture and Design Business

We have 48 patents in the PRC relating to our Landscape Architecture and Design Business, which are designs for equipment and systems utilized for installations and facilities at landscaping projects.

Serial	Patent Title	Patent Type	Authorization Date	Patent No.
1	Acoustical control fountain system	Utility Model	January 29, 2014	2013205068726
2	LED landscape lights system	Utility Model	January 29, 2014	2013205069199
3	Thermal teahouse	Utility Model	March 26, 2014	201320506875X
4	Afforestation device of drain for rainwater	Utility Model	March 26, 2014	2013205068711
5	Landscape Follow rack	Utility Model	March 26, 2014	2013205069165
6	Drainage devices	Utility Model	March 26, 2014	2013205068730
7	Pergola style nests	Utility Model	March 26, 2014	201320506917X
8	Combined type landscape unites	Utility Model	March 26, 2014	2013205068745
9	Tree pond cover plates	Utility Model	March 26, 2014	2013205069184
10	Landscape protective fence	Utility Model	August 17, 2016	2016201676266

11	Water curtain system	Utility Model	August 10, 2016	201620168277X
12	Foldable bench	Utility Model	August 17, 2016	2016201676124
13	Signage display board	Utility Model	March 22, 2017	2016201683151
14	Landscape feature wall	Utility Model	August 17, 2016	2016202167418
15	Ecological planting bed system	Utility Model	August 24, 2016	2016202902813
16	Grass planting feature	Utility Model	November 23, 2016	2016203118758
17	Planting pot	Utility Model	June 28, 2019	2018213264054
18	Rain water collection plant pot	Utility Model	April 16, 2019	2018213264571
19	Smart plant irrigation device	Utility Model	April 16, 2019	2018214161055
20	Outdoor oxygen counter	Utility Model	April 16, 2019	2018214160870
21	Foldable outdoor table set	Utility Model	June 18, 2019	201821435507X
22	Umbrella drying machine	Utility Model	April 14, 2020	2019210482009
23	Park fence	Utility Model	June 5, 2020	2019210405214
24	Storage shelf	Utility Model	May 26, 2020	2019210405229
25	Sun umbrella	Utility Model	April 14, 2020	2019210238993
26	Feature bench	Utility Model	April 14, 2020	2019210481970
27	Climbing wall	Utility Model	May 26, 2020	201921048110X
28	Multi function planting pot	Utility Model	May 26, 2020	2019210404300
29	Outdoor drinking machine	Utility Model	May 26, 2020	2019210404298
30	Outdoor chess table	Utility Model	June 5, 2020	201921048199X
31	Multi function pavilion	Utility Model	July 14, 2020	201921101160X
32	Park signage	Utility Model	April 14, 2020	2019212581352
33	Human figure sculpture	Utility Model	July 14, 2020	2019213896805
34	Cover of heat pipe	Utility Model	December 14, 2021	202121027937X
35	Mist spray device	Utility Model	December 31, 2021	202121583588X
36	Cover of ventilation shaft	Utility Model	December 31, 2021	2021215725004
37	Power supply system for garden	Utility Model	December 31, 2021	2021209432345
38	Feature bench	Utility Model	July 5, 2022	2021227775517
39	Landscape feature wall	Utility Model	July 5, 2022	2021230624122
40	Feature bench	Utility Model	April 5, 2022	2021226593954
41	Feature bench	Utility Model	April 5, 2022	202122663198X
42	Feature bench	Utility Model	November 8, 2022	2022218394366
43	Feature bench	Utility Model	November 8, 2022	202221848625X
44	Components of planting pond	Utility Model	December 30, 2022	2022226205135
45	Multi-function pavilion	Utility Model	December 30, 2022	2022224350187
46	Multi-function device	Utility Model	February 21, 2023	2022223475486
47	Garden lighting system	Software copyright	August 16, 2022	2022SR1570963
48	Garden inspection system	Software copyright	August 18,2022	2022SR1570906

The above patents have all been filed with the PRC Patents Office and have been in force since the Authorization Dates indicated. Duration of patents in the PRC is 20 years counting from the date of filing for invention-type patents and 10 years counting from the date of filing for utility model patents. All of the above patents are granted.

We have 37 trademarks registered in the PRC, as summarized below, which are utilized for our Landscape Architecture and Design Business.

Trademark	Class	Registration Number	Registration Date	Expiration Date
	44	5163977	August 28, 2009	August 27, 2029
	44	5163978	August 28, 2009	August 27, 2019
	42	7818229	February 21, 2011	February 20, 2031
	44	9113439	February 14, 2012	February 13, 2032
	44	9159272	March 21, 2012	March 20, 2032
	44	9198609	March 21, 2012	March 20, 2032

11	9239909	June 21, 2012	June 20, 2022
21	9239954	March 28, 2012	March 27, 2032
31	9240031	April 7, 2012	April 6, 2032
37	9240073	March 28, 2012	March 27, 2032
42	9240099	March 28, 2012	March 27, 2032
44	9240123	April 21, 2012	April 20, 2032
37	9244587	August 14, 2012	August 13, 2032
44	9244654	March 28, 2012	March 27, 2032
11	9244691	March 28, 2012	March 27, 2032
21	9244814	March 28, 2012	March 27, 2032
31	9244883	April 7, 2012	April 6, 2032
37	9244907	March 28, 2012	March 27, 2032
42	9245145	March 28, 2012	March 27, 2032
44	9250932	March 28, 2012	March 27, 2032
11	9251122	December 21, 2013	December 20, 2023
37	9251250	August 14, 2012	August 13, 2032
44	9251301	March 28, 2012	March 27, 2032
44	11178502	November 28, 2013	November 27, 2023
42	11178503	November 28, 2013	November 27, 2023
11	11178504	January 7, 2014	January 6, 2024
37	11178505	January 7, 2014	January 6, 2024
44	11178506	November 28, 2013	November 27, 2023
42	11178507	January 7, 2014	January 6, 2024

11	11178559	January 7, 2014	January 6, 2024
37	11178560	January 21, 2014	January 20, 2024
44	11178561	November 28, 2013	November 27, 2023
11	11178562	November 28, 2013	November 27, 2023
37	11178563	November 28, 2013	November 27, 2023
42	11178565	November 28, 2013	November 27, 2023
11	11178566	January 7, 2014	January 6, 2024
37	11178567	November 28, 2013	November 27, 2023

We also have 8 trademarks registered in the PRC related to our catering business.

Government Regulations

The following is a summary of the significant rules and regulations that affect our business activities in the PRC and Hong Kong.

Regulations Relating to Foreign Investment Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in December 2021 the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2021 Negative List, became effective on January 1, 2022, and industries not listed in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, was promulgated by the NDRC and MOFCOM and took effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

To comply with PRC laws and regulations, we rely on equity investment with our WFOE subsidiaries to operate our business in the PRC. Each WFOE is identified on the organization chart included in this Report. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. - Risk Factors — Risks Related to the PRC.” As of the date of this Report, the Company is able to comply with this regulation without significant effect on our consolidated operations because of our WFOE structure. If the Company is not able to comply with these regulations with its WFOE structure or otherwise, then the Company would likely have significant restrictions on its operations in the PRC which would significantly limit our ability to conduct our business in the PRC and/or distribute net earnings to our consolidated group and to our shareholders.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws on foreign investments in the PRC, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in the PRC. The Foreign Investment Law established the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within the PRC, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within the PRC; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in 2019 Negative List. It is unclear that 2019 Negative List will be updated upon the effectiveness of Foreign Investment Law.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 and lastly amended in November 2020, and the amendments took effect in June 2021 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The Patent Law of the PRC promulgated in December 2008 and lastly amended in October 2020, and the amendments became effective in June 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights.

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology (“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations on Environmental Protection and Work Safety Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which will take effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.

The Law of the PRC on the Prevention and Control of Occupational Diseases, or the Occupational Diseases Prevention Law, promulgated by the SCNPC on October 27, 2001, became effective on May 1, 2002, and latest amended on December 29, 2018 is applicable to activities for the prevention and control of diseases contracted by the workers due to their exposure in the course of work to dust, radioactive substances and other toxic and harmful substances. Pursuant to the Occupational Diseases Prevention Law, the employer shall strictly abide by the national occupational health standards and implement the measures for occupational disease prevention and control in accordance with laws and regulations. Violation of the Occupational Diseases Prevention Law may result in the imposition of fines and penalties, the suspension of operation, an order to cease operation, and/or criminal liability in severe cases.

Regulation on Food Safety and Licensing Requirement for Consumer Food Services

In accordance with the Food Safety Law of the PRC (the “Food Safety Law”), as effective on June 1, 2009, and lastly amended on April 29, 2021, the State implements a licensing system for food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the law.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operations according to food operators’ types of operation and the degree of risk of their operation projects.

We currently only provide management services to one restaurant in Shanghai, which does not require any license under the relevant regulations. If we do not comply with these regulations, then our food operations in the PRC could be curtailed, which we expect would not have a significant effect on our consolidated net revenues or earnings.

Regulation on Qualifications of Engineering Design

According to the Regulations on the Administration of Survey and Design of Construction Projects promulgated by the State Council on September 25, 2000 and with effect from the same day, last amended on and with effect from October 7 2017, construction engineering design enterprises shall engage in business activities within the scope permitted by their respective qualifications as approved by the competent regulatory authorities. Professionals engaged in the construction engineering design projects shall obtain the certificate of executive registration and be employed by one construction engineering design enterprise to participate in the construction engineering design projects.

According to the Provisions on the Administration of Qualifications of Construction Survey and Design promulgated by the MOC on June 26, 2007 and with effect from September 1, 2007, last amended by the MOHURD on and with effect from December 22, 2018, and the Notice on the Issuance of Qualification Standards for Engineering Design promulgated by MOC on and with effect from March 29, 2007, last amended by the MOHURD on and with effect from March 10, 2017 (the “Qualification Standards for Engineering Design”), qualifications for construction engineering design enterprises are divided into four categories, namely general engineering design qualification, industrial engineering design qualification, professional engineering design qualification and specific engineering design qualification. Among the four categories, specific engineering design qualification is divided into various subcategories of qualifications according to nature and technical characteristics of the relevant engineering design projects, and each subcategory of qualifications is further divided into various classes in accordance with the stipulated conditions. Pursuant to the Qualification Standards for Engineering Design, specific engineering design qualifications for landscape architecture engineering are divided into Grade I and Grade II. As of the date of this Report, we have already obtained the Landscape Architecture Engineering Grade I and Grade II.

Regulations on Work Safety

Under relevant safety laws and regulations, including the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, and most recently amended on June 10, 2021, and its amendments will be effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national standards or industrial standards.

Regulations Relating to Labor Protection Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in the PRC for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Taxes Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises. On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

PRC Premier Li Keqiang on March 5, 2019 announced that the VAT of 16% and 10% that apply to the supply of certain goods and services would be reduced to 13% and 9%, respectively. These measures will leave three rates in place: 13%; 9%; and 6%, effective from April 1, 2019.

Dividend Withholding Tax

The EIT Law provides that from January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30, 2019 and became effective on January 1, 2020, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in the PRC or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and Foreign Investment Law and the Implement the Implementing Regulations of FIL which replaced the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules, both of which have a comment period that expired on January 23, 2022. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC enterprises if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC enterprises in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China.

Under the Overseas Listing Rules, the issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by a foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer.

Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition.

According to the draft Overseas Listing Rules, an overseas offering or listing must not be undertaken if any of the following circumstances apply: (i) if the intended securities offering or listing is specifically prohibited by national laws or regulations; (ii) if the intended securities offering or listing may constitute a threat to or endangers national security as determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the PRC enterprises or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected f major violations; (v) if, in the past three years, any director, supervisor, or senior executive has been subject to administrative penalties for severe violations, or is currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (vi) other circumstances as prescribed by the State Council.

Based on the draft Overseas Listing Rules, PRC enterprises are primarily responsible for compliance with the rules. Violation of the Overseas Listing Rules or the completion of an overseas listing in breach of the Overseas Listing Rules may result in a warning or a fine between RMB one to ten million. Serious violations may further result in the suspension of business (pending rectification or otherwise), or revocation of operating permits or businesses licenses. Furthermore, the controlling shareholders, actual controllers, directors, supervisors, and other senior management personnel of the relevant PRC enterprises may be subject to warning, or a fine between RMB500,000 – 5,000,000, either individually or collectively.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the 2021 Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the 2021 Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted. If the Overseas Listing Rules are enacted in the current form before the completion of an offering, we will be required to make a filing with the CSRC in connection with such offering within three business days after its completion. If the approval requirement under the 2021 Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for a proposed offering or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be complete.

Beneficial Tax Rate

We benefit from a reduced tax rate as a result of our being recognized as a National High-tech Enterprise by the relevant PRC government agency. This recognition is related to our annual investment in research and development and ongoing development of new intellectual property. The advantageous tax rate results in higher cash flow from operations, which benefits all of our business operations.

Hong Kong Regulations

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Landscape Architects

Landscape Architects Registration Ordinance (Chapter 516 of the Laws of Hong Kong) (“LARO”), which came into full effect in Hong Kong on June 6, 1997 aims to provide for the registration of professional landscape architects and disciplinary control of the professional activities of registered professional landscape architects. The Landscape Architects Registration Board was established under LARO to maintain a register of registered landscape architects, set and review the qualification standards for the registration as a registered landscape architect and related registration matter.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on 1 April 1981 aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Supply of Services

Pursuant to Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOS(IT)O”), which came into full effect in Hong Kong on October 21, 1994, in every contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SOS(IT)O, provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SOS(IT)O, provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Trademark

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trade marks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered trade mark for identical and/or similar goods and/or services for which the trade mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and

(ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions, severance payments, long service payments, maternity leave, paternity leave and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of a relevant employee must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds and deductions from the employee’s relevant incomes, make mandatory contributions to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for payments of compensation to their employees who are injured in the course of their employment. An employer failing to do so may be liable to a fine and imprisonment.

C.	Organizational Structure

The following diagram illustrates our current corporate structure as of the date of this Report. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

Graphex Group Limited
(a Cayman Islands company)
Stock Symbol: GRFX
Entity indicated as WFOE is wholly foreign owned enterprise incorporated in PRC as an investment vehicle for PRC based business.
Graphene Products Business/Entities
100%
Happy Growth Group Limited
(a BVI company)
100%
Think High Global Limited
(a BVI company)
100%
Allied Apex Limited
(a Hong Kong company)
100%
Shanghai Tanao New Material Technology Company Limited
(a PRC company, WFOE)
100%
Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited
(a PRC company)
100%
Graphex Technologies, LLC.
(a US company)
33.33%
Graphex Michigan I, LLC.
(a US company)
100%
Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited)
(a Hong Kong company)
100%
Nice Apex Limited
(a Hong Kong company)
100%
Graphex (Heilongjiang) New Energy Technology Company Limited
(a PRC company)
Landscape Architecture and Design Business/Entities
100%
Earthasia Holdings Limited
(a BVI company)
30%
Ease Global Limited
(a BVI company)
98.04%
Earthasia (International) Limited
(a Hong Kong company)
100%
Earthasia (Shanghai) Company Limited
(a PRC company, WFOE)
Catering Business/Entities
100%
Carbonaphene Holdings Limited
(a BVI company)
100%
Yummy Food Holdings Limited
(a Hong Kong company)
100%
Le Colonial Company Limited
(a Hong Kong company)
100%
1929 (Chengdu) Catering Co Ltd
(a PRC company, WFOE)
100%
Shanghai Jingzhu Culture Development Company Limited
(a PRC company)
51%
Suzhou Industrial Park Wenlvge Hotel Management Company Limited
(a PRC company)
51%
Thai Gallery (HK) Limited
(a Hong Kong company)
100%
Thai Joy F&B Management (Shanghai) Company Limited
(a PRC company, WFOE)
100%
Thai Gallery SRL
(an Italy company)
100%
Chengdu Thai Gallery Catering Company Limited
(a PRC company)
100%
Chengdu Taihaowei Catering Company Limited
(a PRC company)
100%
Earthasia Limited
(a Hong Kong company)
100%
Earthasia (Qianhai) Limited
(a PRC company)
100%
Earthasia (Xiamen) Company Limited
(a PRC company)
100%
Earthasia (Qingdao) Company Limited
(a PRC company)
100%
Earthasia Design (Shanghai) Company Limited
(a PRC company)
20%
Shanghai Teddy Friends Investment Management Limited
(a PRC company)
51%
Earthasia Design (Chang Chun) Company Limited
(a PRC company)
7.41%
Shenzhen Qianhai Lenbang Internet Financial Services Limited
(a PRC company)
100%
Shanghai Fan Ai Co. Ltd
(a PRC company)

D.	Property, Plants and Equipment

Our manufacturing facility is located in Jixi City of Heilongjiang Province, with a site area of approximately 20,737 m2, employing around 100 employees. The factory consists of manufacturing premises of approximately 4,650 m2, boiler room of approximately 250 m2, office premises of approximately 477 m2 and other ancillary premises of approximately 773 m2. Our production equipment consists of over 200 units of specialized machinery and installations deployed along the processing alignment of raw material handling, reshaping, segregation, purification, drying, packaging and storage. The equipment also includes environmental protection installations for water and air purification.

ITEM 4.E.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3.D. - Risk Factors” and elsewhere in this Report.

Overview

We are principally engaged in two businesses:

●	Our Graphene Products Business: the manufacture of natural spherical graphite and specialized graphite products that are used primarily in Li-ion batteries typically for electric vehicles and battery storage solutions for clean energy. More than 63% of our 2022 revenues (62% of our 2021 revenues and 55% of 2020 revenue) were from sales of graphene products. We believe the growth of our Graphene Products Business will continue to be our primary source of revenue

●	Our Other Businesses: landscape architecture and design services, which services are primarily provided in the PRC and Hong Kong. We also own and manage a Catering Business, currently at one location in the PRC. Our Landscape Architecture and Design Business accounted for approximately 36% of our 2022 revenues (33% of our 2021 revenues and 38% of our 2020 revenues) , and our Catering Business, which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 1% of our 2022 revenues (5% of our 2021 revenues and 6% of our 2020 revenues).

Our revenue is predominantly from the PRC and Hong Kong. The following summarizes our revenues by type of goods or services for each of the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Revenue for contracts with customers
Sale of graphene products	215,462	242,921	214,614	27,515
Landscape architecture and design services	149,160	130,149	122,856	15,751
Catering revenue	7,809	3,755	-	-
Catering management services	16,421	14,210	3,771	483
	388,852	391,035	341,241	43,749

The following summarizes our revenues by geographic market for each of the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Mainland China	360,346	366,755	316,091	40,525
Hong Kong	23,984	23,220	23,204	2,975
Others	4,522	1,060	1,946	249
	388,852	391,035	341,241	43,749

Our Graphene Products Business

The significant expansion of the EV market in China enabled us to position ourselves as an early market leader. The Group has leveraged this market positioning and timing, to begin implementation of a new natural graphite anode material production facility in Heilongjiang, China to capitalize on this growth. Furthermore, we anticipate the energy storage system market will accelerate the next phase of expected significant growth in the battery sector. We expect to sell all our Chinese-made anode material into this growing and accelerating Asia-Pacific market.

During 2022, Graphex Technologies LLC, our US Subsidiary, led by its CEO Mr. John DeMaio, has also made significant progress to secure U.S. supply chain demand of critical materials for the EV market, including:

●	Securing graphite flake supplies from Canada, Brazil, Australia and Africa as well as offtake negotiation with US customers;
●	Formed the joint venture company, Graphex Michigan I LLC (“Graphex Michigan”) to develop a production facility in Warren, Michigan which has obtained a pre-construction permit it to begin structural construction work;
●	Exploring and conducting feasibility studies for the establishment of additional anode material production facilities in Midwestern United States and Canada.

Our developments in the U.S. and Canadian market are aided by the U.S. Inflation Reduction Act passed in 2022 which may preclude material made in China. We expect that our US Subsidiary may become one of the major revenue generating subsidiaries of the Group.

The Group’s investments in research are a fundamental part of our strategy.

In spite of the fact that the COVID massive infection in China during November and December 2022 caused certain interruptions on logistics and production, the revenue contributed by the Graphene Products Segment for the year ended December 31, 2022 recorded a year-to-year decline of 12% to approximately HK$ 214.6 million, representing 63% of the total revenue of the Group. The adjusted EBITDA of Graphene Products Segment is down 14% to approximately HK$46.5 million compared to that of 2021.

For the year ended December 31, 2022, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2022. The Group looks forward to commencing in the production expansion in China as well as the United States in the coming months.

Graphite anode material comprises, by weight, around 25% of the typical lithium-ion battery used in EVs. As the replacement of gasoline vehicles by EVs speeds up in every country, there is intense focus being placed by battery manufacturers, automakers, and even governments, on the need to localize supply of critical minerals including graphite for EV battery production. Lithium-ion batteries use deep processed graphite as anode material and there is no substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next couple of years. We are actively seeking expansion of our markets and customers as described in Item 3 “Our Business — Our Graphene products Business.”

Profit Guarantees in Relation to the Acquisitions

Think High Global Limited

On August 7, 2019, the Group completed the acquisition of 100% issued share capital of Think High Global Limited from Tycoon Partner Holding Limited, an independent third party, at a consideration of approximately HK$692,000,000 (approximately US$88,718,000). Pursuant to the acquisition agreement and supplemental agreements thereto, the vendor guaranteed to the Group that the audited consolidated profits after tax of Think High Global Limited and its subsidiaries for the period ending August 6, 2022, as follows:

	Guaranteed profit	Guaranteed profit	Guaranteed profit
Guaranteed period	HK$	US$	US$

For the period from August 7, 2019 to December 31, 2019	14,095,000	1,807,051	1,807,000
For the year ended December 31, 2020	35,000,000	4,487,179	4,487,000
For the year ending December 31, 2021	35,000,000	4,487,179	4,487,000
For the period from January 1, 2022 to August 6, 2022	20,905,000	2,680,128	2,680,000

The consolidated net profits after tax of Think High Global Limited and its subsidiaries for the period from August 7, 2019 to December 31, 2019, year ended December 31, 2020, year ended December 31,2021 and for the period from January 1, 2022 to August 6, 2022 was approximately HK$20,838,000 (approximately US$2,672,000), HK$35,416,000 (approximately US$4,540,000), HK$38,407,000 (approximately US$4,924,000) and HK$53,976,000 (approximately US$6,920,000), respectively, which fulfilled to meet the profit guarantee to the Group. During the above profit guarantee periods, the guaranteed profit for this period, together with the period ended December 31, 2019, year ended December 31, 2020, year ended December 31, 2021 and period from January 1, 2022 to August 6, 2022, were met.

Our Other Businesses

Our Other Businesses segment includes our Landscape Architecture and Design Business and, to a lesser degree, our Catering Business. Our Other Businesses segment accounted for approximately 37% of our 2022 revenues (38% of our 2021 revenues and 45% of our 2020 revenues). Our Catering Business, a component of our Other Businesses segment which has been largely suspended due to the COVID-19 pandemic and other factors, contributed approximately 1% of our 2022 revenues (5% of our 2021 revenues and 6% of our 2020 revenues).

Our Landscape Architecture and Design Business

Our Landscape Architecture and Design Business has maintained its market position as one of the government-approved service providers in the sector in Hong Kong and as the holder of two Category A Qualification Landscape Design Certificates in PRC. We offer a wide range of landscape architecture, master planning and urban design services to clients including governments, public bodies, private property developers, state-owned property developers, town planning companies, architecture companies and engineering companies in the PRC and Hong Kong. Our focus in this segment is on four major types of projects that include the integration of clean energy storage and use:

●	residential development projects;

●	infrastructure and public open space projects;

●	commercial and mixed-use development projects; and

●	tourism and hotel projects.

Our new contracts during 2020, 2021 and 2022 were as follows:

Year ended December 31	Number of new contracts	Contract sum
		(HK$ million)
2022	121	113.9
2021	127	143.5
2020	140	226.0

The number of our new contracts in the Landscape Architecture and Design Business decreased in 2021 and 2022, primarily because of to the COVID-19 restrictions of several cities in PRC and the slowdown in real estate development in China. New contracts decreased to approximately HK$143.5 million for the year ended December 31, 2021, representing a decrease of approximately HK$82.5 million, or 36.5%, as compared with that of approximately HK$226.0 million for the year ended December 31, 2020. New contracts decreased to approximately HK$113.9 million for the year ended December 31, 2022, representing a decrease of approximately HK$29.6 million, or 20.6%, as compared with that of approximately HK$143.5 million for the year ended December 31, 2021.

For the year ended December 31, 2021, the Landscape Architecture and Design Business contributed revenue of approximately HK$130.1 million, representing 33% of total revenues, as compared with revenue of approximately HK$149.2 million, representing 38% of total revenue, for the year ended December 31, 2020. The decrease in segment gross margin was due to increases in cost of sales relating to achieving contract targeted delivery dates being delayed by the COVID-19 pandemic. For the year ended December 31, 2022, the Landscape Architecture and Design Business contributed revenue of approximately HK$122.9 million, representing 36% of total revenues, as compared with revenue of approximately HK$130.1 million, representing 33% of total revenue, for the year ended December 31, 2021. The decrease in segment gross margin was due to increases in cost of sales relating to achieving contract targeted delivery dates being delayed by the COVID-19 pandemic.

Our Catering Business

Our Catering Business was significantly impacted by the COVID-19 pandemic and currently consists of a single catering management servicing operation in the PRC. In the past, Thai Gallery (HK) Limited and its subsidiaries (the “Thai Gallery Group”) mainly managed and operated restaurants serving Thai cuisine in the PRC and Italy. In 2020 we ceased our catering operations in Italy and in August 2021, we ceased our catering operation in Chengdu, PRC. In consideration of the uncertainties and prolonged impact of the COVID-19 pandemic, we eliminated any further loss incurred or capital expenditure by maintaining a de minimis component of the catering segment. As most of the intangible assets in relation to the acquisition of the catering business have been fully impaired in the year ended December 31, 2020, we believe they are non-recurring in nature and do not expect further significant impairments in future years.

The revenue of our Catering Business decreased to approximately HK$18.0 million for the year ended December 31, 2021, representing a decrease of approximately 25.6%, as compared with revenue of approximately HK$24.2 million for the year ended December 31, 2020. The decrease in revenue from the catering segment was mainly due to the cessation of operations in Chengdu in August 2021 and the impacts of the COVID-19 pandemic. We do not expect that our Catering Business will achieve profitability and are assessing strategic alternatives regarding this business segment.

The revenue of our Catering Business decreased to approximately HK$3.7 million for the year ended December 31, 2022, representing a decrease of approximately 79.4%, as compared with revenue of approximately HK$18.0 million for the year ended December 31, 2021. The decrease in revenue from the catering segment was mainly due to the cessation of operations in Chengdu in August 2021 and the continuing impacts of the COVID-19 pandemic in the PRC. We do not expect that our Catering Business will achieve profitability and are assessing strategic alternatives regarding this business segment.

Segment Results

The following table summarizes segment results.

	For the years ended December 31,
	2020	2021	2022
	HK$ Million	HK$ Million	HK$ Million	US$ Million
Revenue
Graphene Products	215.5	242.9	214.6	27.5
Landscape Architecture and Design	149.2	130.1	122.9	15.8
Catering	24.2	18	3.7	0.4
	388.9	391.0	341.2	43.7

Adjusted EBITDA
Graphene Products	49.7	53.9	46.5	6.0
Landscape Architecture and Design	20.6	6.7	24.5	3.1
Catering	15.1	16.0	3.4	0.4
	85.4	76.6	74.4	9.5

	Graphene Products	Landscape Architecture and Design	Catering	Corporate	Total	Total
	2022	2022	2022	2022	2022	2022
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
Net (loss)/profit	(9.7)	2.4	2.8	(93.9)	(98.4)	(12.6)
Income tax expense	(3.6)	(0.1)	0.4	—	(3.3)	(0.4)
Depreciation and amortization	56.1	8.8	0.1	1.0	66.0	8.4
Finance expenses	3.7	0.7	0.1	67.2	71.7	9.2
EBITDA	46.5	11.8	3.4	(25.7)	36.0	4.6

Provision for doubtful accounts	—	11.7	—	—	11.7	1.5
Investment loss in unconsolidated affiliates	—	1.1	—	0.2	1.3	0.2
Loss on disposal of fixed assets	—	(0.0)	—	—	(0.0)	(0.0)
Dividend income	—	(0.1)	—	—	(0.1)	(0.0)
Adjusted EBITDA	46.5	24.5	3.4	(25.5)	48.9	6.3

	Graphene Products	Landscape Architecture and Design	Catering	Corporate	Total
	2021	2021	2021	2021	2021
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net (loss)/profit	(7.8)	(20.4)	5.9	(103.2)	(125.5)
Income tax expense	(4.1)	(0.6)	5.0	—	0.3
Depreciation and amortization	59.3	11.3	1.2	1.4	73.2
Finance expenses	5.0	0.9	0.2	68.7	74.8
EBITDA	52.4	(8.8)	12.3	(33.1)	22.8
Impairment losses	—	—	1.7	—	1.7
Provision for doubtful accounts	1.5	15.5	1.8	0.1	18.9
Investment loss in unconsolidated affiliates	—	—	—	0.4	0.4
Loss on disposal of items of property and equipment	—	—	0.2	—	0.2
Adjusted EBITDA	53.9	6.7	16.0	(32.6)	44

	Graphene Products	Landscape Architecture and Design	Catering	Corporate	Total
	2020	2020	2020	2020	2020
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net (loss)/profit	(8.7)	(12.9)	(13.3)	(65.7)	(100.6)
Income tax expense	(2.5)	(1.7)	(3.6)	—	(7.8)
Depreciation and amortization	55.9	12.3	5.3	—	73.5
Finance expenses	5.0	0.6	0.4	45.5	51.5
EBITDA	49.7	(1.7)	(11.2)	(20.2)	16.6
Impairment losses	—	—	25.3	—	25.3
Provision for doubtful accounts	—	23.0	—	—	23.0
Fair value change of equity investment	—	—	—	(0.3)	(0.3)
Fair value change- call options	—	—	1.2	—	1.2
Investment loss in unconsolidated affiliates	—	—	—	0.5	0.5
Loss on disposal of items of property and equipment	—	(0.7)	(0.2)	—	(0.9)
Adjusted EBITDA	49.7	20.6	15.1	(20.0)	65.4

We define “Adjusted EBITDA” as earnings before finance expenses, income tax, depreciation and amortization, and excludes fair value change of equity investment and call options, impairment losses, provision for doubtful accounts, investment loss in unconsolidated affiliates.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

●	Our Relationship with Customers.

●	Cost of Revenues.

●	Environmental and Occupational Safety and Health Protection Requirements in the PRC.

●	Research and Development.

●	Competition.

Key Performance Indicators

Our management regularly reviews a number of key performance indicators, or KPI, to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. Our management assesses the performance of different segments by reviewing revenue and adjusted EBITDA. In addition, we monitor key metrics with respect to working capital to ensure our ability to continue as a going concern. We also work to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

The primary metrics we consider are set forth in the table below for the years ended December 31, 2020 and 2021.

	For the years ended December 31,
	2020		2021		$		%
	HK$’000		HK$’000		HK$’000
Revenue	388,852		391,035		2,183		0.6%
-Graphene Products	215,462		242,921		27,459		12.7%
-Landscape Architecture and Design	149,160		130,149		(19,011)		(12.7)%
-Catering	24,230		17,965		(6,265)		(25.9)%
Adjusted EBITDA	85,355		76,557		(8,798)		(10.3)%
-Graphene Products	49,739		53,872		4,133		8.3%
-Landscape Architecture and Design	20,578		6,669		(13,909)		(67.6)%
-Catering	15,037		16,016		979		6.5%
Current Ratio	0.83	x	0.80	x	(0.03	)x	(3.6)%
Gearing Ratio	342.3%		370.9%		28.6%		8.4%
Cash and cash equivalents and restricted cash	43,925		31,463		(12,462)		(28.4)%
Corporate bonds	225,753		158,204		(67,549)		(29.9)%
Promissory notes	298,089		308,075		9,986		3.4%
Convertible notes	-		14,121		14,121		100%

The management reviews KPI, including revenue and adjusted EBITDA, of our business segments to gauge their performance. The KPI help management quickly identify possible performance issues and provide a starting point for further analysis with respect to the causes of such results. In 2020, as we ceased other Catering Business operations, revenue from that segment dropped by approximately 33.4%. Also, to cope with the maturity of our 2-year term corporate bonds and operational and potential development needs, we issued additional corporate bonds and Promissory Notes.

Financing activities impacted the current ratio of our Company as of December 31, 2021, which was approximately 0.80 times, slightly down from approximately 0.83 times as of December 31, 2021. The decrease was mainly due to a reduction of cash and bank balances whilst the 2-year term corporate bonds matured and deposit for convertible notes and other payables and accruals increased.

As of December 31, 2021, we had cash and cash equivalents of approximately HK$31.5 million, down from approximately HK$43.9 million as of December 31, 2020. The cash and bank balances were mainly held in HKD and RMB.

As of December 31, 2021, our gearing ratio was approximately 370.9%, compared to approximately 342.3% as of December 31, 2020 (represented by total interest-bearing other borrowings, convertible notes and Promissory Notes at the end of the period divided by total equity at the end of the respective period multiplied by 100%).

As of December 31, 2020, we had outstanding corporate bonds of approximately HK$225.8 million and outstanding Promissory Notes of approximately HK$298.1 million. As of December 31, 2021, we had outstanding corporate bonds of approximately HK$158.2 million and outstanding Promissory Notes of approximately HK$264.7 million. During the year ended December 31, 2021, we issued convertible notes in tranches in an aggregate amount of US$8,090,000 which had outstanding balance of approximately HK$14.1 million.

The main metrics we consider are set forth in the table below for the years ended December 31, 2021 and 2022.

For the years ended December 31,
2021	2022	$	%
HK$’000	HK$’000	HK$’000
Revenue	391,035	341,241	(49,794)	(13)%
-Graphene Products	242,921	214,614	(28,307)	(12)%
-Landscape Architecture and Design	130,149	122,856	(7,293)	(6)%
-Catering	17,965	3,771	(14,194)	(79)%
Adjusted EBITDA	76,557	74,463	(2,094)	(3)%
-Graphene Products	53,872	46,548	(7,324)	(14)%
-Landscape Architecture and Design	6,669	24,498	17,829	267%
-Catering	16,016	3,417	(12,599)	(79)%
Current Ratio	0.80	x	0.82	x	0.02	x	3%
Gearing Ratio	370.9%	87.0%	(283.9)%	(77)%
Cash and cash equivalents and restricted cash	31,463	31,470	7	0%
Corporate bonds	158,204	115,367	(42,837)	(27)%
Promissory notes	308,075	123,590	(184,485)	(60)%
Convertible notes	14,121	32,539	18,418	130%

In 2021 and 2022, we continued to ceased operation in Catering Business and revenue from that segment dropped by approximately 25.6% and 79%.

Financing activities impacted the current ratio of our Company as of December 31, 2022, which was approximately 0.82 times, slightly increased from approximately 0.80 times as of December 31, 2021. The increase was mainly due to recover of account receivables, repayment of corporate bonds and reduction of deposit received for issuance of convertible note in 2022.

As of December 31, 2022, we had cash and cash equivalents of approximately HK$31.5 million, same as approximately HK$31.5 million as of December 31, 2021. The cash and bank balances were mainly held in HKD and RMB.

As of December 31, 2022, our gearing ratio was approximately 87.0%, compared to approximately 370.9% as of December 31, 2021 (represented by total interest-bearing other borrowings, convertible notes and Promissory Notes at the end of the period divided by total equity at the end of the respective period multiplied by 100%).

As of December 31, 2022, we had outstanding corporate bonds of approximately HK$115.4 million and outstanding Promissory Notes of approximately HK$123.6 million. As of December 31, 2021, we had outstanding corporate bonds of approximately HK$158.2 million and outstanding Promissory Notes of approximately HK$264.7 million. During the year ended December 31, 2022, we issued convertible notes in tranches in an aggregate amount of US$6,910,000 (approximately HK$53,553,000) which had an aggregated outstanding balance of approximately HK$32.5 million.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2020	2021	2022	Changes (2021 to 2022)
	HK$’000	HK$’000	HK$’000	HK$’000%
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	388,852	391,035	341,241	(49,794)	(13)%
Cost of Revenue	(231,834)	(242,690)	(221,279)	21,411	(9)%
Gross profit	157,018	148,345	119,962	(28,383)	(19)%
Selling and marketing expenses	(13,823)	(10,159)	(5,375)	4,784	(47)%
General and administrative expenses	(145,768)	(170,842)	(145,163)	25,679	(15)%
Research and development expenses	(16,942)	(22,727)	(16,439)	6,288	(28)%
Provision for doubtful accounts	(22,975)	(18,938)	(11,699)	7,239	(38)%
Impairment losses	(25,284)	(1,726)	-	1,726	(100)%
Loss from operations	(67,774)	(76,047)	(58,714)	17,333	(23)%
Total other expenses, net	(40,628)	(49,134)	(43,045)	6,089	(12)%
Loss before tax	(108,402)	(125,181)	(101,759)	23,422	(19)%
Income tax (expenses)/ benefit	7,781	(320)	3,281	3,601	(1,125)%
Net Loss	(100,621)	(125,501)	(98,478)	27,023	(22)%
Income (loss) attributable to non-controlling interests	(4,296)	2,519	13	(2,506)	99%
Net loss attributable to Graphex Group Limited	(96,325)	(128,020)	(98,491)	29,529	(23)%
Loss per share – basic and diluted (expressed in HK$ per share)	(0.20)	(0.26)	(0.17)	0.09	(35)%

Revenues

Revenue for the year ended December 31, 2021 was approximately HK$391.0 million compared to approximately HK$388.9 million for the year ended December 31, 2020. The increase of HK$2.1 million or 0.54% was mainly due to an increase in revenue from our Graphene Products Business of about HK$27.4 million, offset by a decrease in revenue from our Landscape Architecture and Design Business and our Catering Business, which declined about HK$19.1 million and HK$6.3 million, respectively.

Revenue for the year ended December 31, 2022 was approximately HK$341.2 million compared to approximately HK$391.0 million for the year ended December 31, 2021. The decrease of HK$49.8 million or 12.7% was attributable to a decrease in revenue from our Graphene Products Business, Landscape Architecture and Design Business and Catering Business of about HK$28.3, HK$7.2 and HK$14.3 million, respectively.

	For the years ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Type of goods or services – Graphene products	215,462	242,921	214,614	27,515
– Landscape architecture design services	149,160	130,149	122,856	15,751
– Catering	24,230	17,965	3,771	483
Total Revenue	388,852	391,035	341,241	43,749

Graphene Products Business

Revenue from our Graphene Products Business for the year ended December 31, 2021 was approximately HK$242.9 million compared to approximately HK$215.4 million for the year ended December 31, 2020. The increase of HK$27.5 million or 12.8% was primarily due to the increase in production and sales in our Graphene Products Business in 2021 compared to the same period in 2020.

Revenue from our Graphene Products Business for the year ended December 31, 2022 was approximately HK$214.6 million compared to approximately HK$242.9 million for the year ended December 31, 2021. The decrease of HK$28.3 million or 11.7% was primarily due to decrease in production and sales in our Graphene Products Business in 2022 compared to the same period in 2021.

Landscape Architecture and Design Business

Revenue from our Landscape Architecture and Design Business for the year ended December 31, 2021, was approximately HK$130.1 million compared to approximately HK$149.2 million for the year ended December 31, 2020. The decrease of HK$19.1 million or 12.8% was primarily due to the slowdown in real estate development in China

Revenue from our Landscape Architecture and Design Business for the year ended December 31, 2022, was approximately HK$122.9 million compared to approximately HK$130.1 million for the year ended December 31, 2021. The decrease of HK$7.2 million or 5.5% was primarily due to lockdown of several cities in PRC since March 2022 and the slowdown in real estate development in China.

Catering Business

Revenue from our Catering Business for the year ended December 31, 2021 was approximately HK$18 million compared to approximately HK$24.2 million for the year ended December 31, 2020. The decrease of HK$6.2 million or 25.6%. The decrease in revenue from the catering segment was primarily due to our suspending and/or downscaling operations of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Revenue from our Catering Business for the year ended December 31, 2022 was approximately HK$3.7 million compared to approximately HK$18 million for the year ended December 31, 2021. The decrease of HK$14.3 million or 79.4%. The decrease in revenue from the catering segment was primarily due to our suspending and/or downscaling operations of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Cost of revenues

Cost of goods for the year ended December 31, 2021 was approximately HK$242.7 million compared to approximately HK$231.8 million for the year ended December 31, 2020. The increase of HK$10.9 million or 4.7% was mainly due to an increase in cost of goods from our Graphene Products of about HK$19.7 million and offset by a decrease in cost of goods from our Landscape Architecture and Design and Catering Business which declined about HK$7.4 million and HK$1.4 million, respectively.

Cost of goods for the year ended December 31, 2022 was approximately HK$221.3 million compared to approximately HK$242.7 million for the year ended December 31, 2021. The decrease of HK$21.4 million or 8.8% was mainly due to a decrease in cost of goods from our Graphene Products of about HK$15.1 million together with the decrease in cost of goods from our Landscape Architecture and Design and Catering Business which declined about HK$5.1 million and HK$1.2 million, respectively.

	For the years ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
– Graphene Products	156,516	176,167	161,126	20,657
– Landscape Architecture and Design	72,545	65,102	59,931	7,683
– Catering	2,773	1,421	222	29
Total Cost of revenues	231,834	242,690	221,279	28,369

Graphene Products Business

Cost of revenues from our Graphene Products Business for the year ended December 31, 2021 was approximately HK$176.2 million compared to approximately HK$156.5 million for the year ended December 31, 2020. The increase of HK$19.7 million or 12.6% was primarily due to primarily due to increase in the production and sales in our Graphene Products Business in 2021 compared to the same period in 2020. The increase in cost of sales was in line with the increase revenue derived.

Cost of revenues from our Graphene Products Business for the year ended December 31, 2022 was approximately HK$161.1 million compared to approximately HK$176.2 million for the year ended December 31, 2021. The decrease of HK$15.1 million or 8.6% was primarily due to primarily due to decrease in the production and sales in our Graphene Products Business in 2022 compared to the same period in 2021. The decrease in cost of sales was in line with the decrease revenue derived.

Landscape Architecture and Design Business

Cost of revenues from our Landscape Architecture and Design Business for the year ended December 31, 2021 was approximately HK$65.1 million compared to approximately HK$72.5 million for the year ended December 31, 2020. The decrease of HK$7.4 million or 10.2% was primarily due to decrease in revenue and additional cost from the impacts of the COVID-19 pandemic.

Cost of revenues from our Landscape Architecture and Design Business for the year ended December 31, 2022 was approximately HK$60.0 million compared to approximately HK$65.1 million for the year ended December 31, 2021. The decrease of HK$5.1 million or 7.8% was primarily due to decrease in revenue and less additional cost from the impacts of the COVID-19 pandemic incurred in 2022.

Catering Business

Cost of revenues from our Catering Business for the year ended December 31, 2021 was approximately HK$1.4 million compared to approximately HK$2.8 million for the year ended December 31, 2020. The decrease of HK$1.4 million or 50% was primarily due to the cessation of operations in Italy.

Cost of revenues from our Catering Business for the year ended December 31, 2022 was approximately HK$0.2 million compared to approximately HK$1.4 million for the year ended December 31, 2021. The decrease of HK$1.2 million or 85.7% was primarily due to the cessation of restaurants in PRC.

Gross Profit

Gross profit for the year ended December 31, 2021 was approximately HK$148.3 million compared to approximately HK$157.0 million for the year ended December 31, 2020. The decrease of HK$8.7 million or 5.5%, was primarily due to an increase of gross profit from our Graphene Products Business, which was about HK$7.9 million, and offset by reductions in gross profits from our Landscape Architecture and Design Business and Catering Business, which were about HK$11.6 million and HK$5 million, respectively.

Gross profit for the year ended December 31, 2022 was approximately HK$119.9 million compared to approximately HK$148.3 million for the year ended December 31, 2021. The decrease of HK$28.4 million or 19.2%, was primarily due to a decrease of gross profit from our Graphene Products Business, Landscape Architecture and Design Business and Catering Business which were about HK$13.3 million, HK$2.1 million and HK$13 million, respectively.

	For the years ended December 31,
	2020	2021	2022
	HK$’000	HK$’000	HK$’000
– Graphene Products	58,945	66,754	53,488
– Landscape Architecture and Design	76,616	65,047	62,925
– Catering	21,457	16,544	3,549
Total Gross Profit	157,018	148,345	119,962

	For the years ended December 31,
	2020	2021	2022
	%	%	%
– Graphene Products	27%	27%	25%
– Landscape Architecture and Design	51%	50%	51%
– Catering	89%	92%	94%

Graphene Products Business

Gross profit from our Graphene Products Business for the year ended December 31, 2021, was approximately HK$66.8 million compared to approximately HK$58.9 million for the year ended December 31, 2020. The increase was in line with revenue and gross margin remained approximately 27%.

Gross profit from our Graphene Products Business for the year ended December 31, 2022, was approximately HK$53.5 million compared to approximately HK$66.8 million for the year ended December 31, 2021. The decrease was in line with revenue and gross margin remained approximately 25%.

Landscape Architecture and Design Business

Gross profit from our Landscape Architecture and Design Business for the year ended December 31, 2021 was approximately HK$65.0 million compared to approximately HK$76.6 million for the year ended December 31, 2020. The decrease of HK$11.6 million or 1% was primarily due to additional costs incurred while project completions were delayed, primarily, due to the COVID-19 epidemic but no additional revenue charged to our customers.

Gross profit from our Landscape Architecture and Design Business for the year ended December 31, 2022 was approximately HK$62.9 million compared to approximately HK$65.0 million for the year ended December 31, 2021. The decrease of HK$2.1 million or 3.2% was in line with revenue and the increase in gross profit margin from 50% to 51% was due to less additional costs incurred while project completions were delayed, primarily, due to the COVID-19 epidemic but no additional revenue charged to our customers.

Catering Business

Gross profit from our Catering Business for the year ended December 31, 2021 was approximately HK$16.5 million compared to approximately HK$21.5 million for the year ended December 31, 2020. The decrease of HK$5 million was in line with decrease in revenue and cost of revenues. The increase in gross profit margin to 92% for the year ended December 31, 2021 compared to 89% for the year ended December 31, 2020 was due to the cease of operations of a loss-making restaurant in Chengdu.

Gross profit from our Catering Business for the year ended December 31, 2022 was approximately HK$3.5 million compared to approximately HK$16.5 million for the year ended December 31, 2021. The decrease of HK$13 million was in line with decrease in revenue and cost of revenues. The increase in gross profit margin to 94% for the year ended December 31, 2022 compared to 92% for the year ended December 31, 2021 was due to the cease of operations of a loss-making restaurant in Chengdu in 2021.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2021 were approximately HK$10.2 million compared to approximately HK$13.8 million for the year ended December 31, 2020. The decrease of approximately HK$3.6 million or 26.1% was primarily in line with a decrease in relevant expenses in our Catering Business of approximately HK$5.1 million, and offset by increase in selling and marketing expenses from our Landscape Architecture and Design Business and Graphene Products Business, which were about HK$1.2 million and HK$0.1 million, respectively.

Selling and marketing expenses for the year ended December 31, 2022 were approximately HK$5.4 million compared to approximately HK$10.2 million for the year ended December 31, 2021. The decrease of approximately HK$4.8 million or 47.1% was primarily in line with a decrease in relevant expenses in our Catering Business of approximately HK$4.4 million and in our Landscape Architecture and Design Business of approximately HK$2.5 million, offset by increase in selling and marketing expenses from our Graphene Products Business, which was about HK$2.1 million.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were approximately HK$170.8 million compared to approximately HK$145.8 million for the year ended December 31, 2020. The increase of approximately HK$25 million or 17.1% was primarily caused by (i) the increase in share-based payment expenses including share options granted and shares awards to directors, employees and consultants in 2021 while no such share-based payments expenses in 2020 and (ii) increase in auditors’ remuneration and professional fees in related to the proposed public offering in the United States

General and administrative expenses for the year ended December 31, 2022 were approximately HK$145.2 million compared to approximately HK$170.8 million for the year ended December 31, 2021. The decrease of approximately HK$25.6 million or 15% was primarily caused by (i) the decrease in share-based payment expenses including share options granted and shares awards to directors, employees and consultants in 2021 while no such share-based payments expenses in 2022 and (ii) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented in 2022.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were approximately HK$22.7 million compared to approximately HK$16.9 million for the year ended December 31, 2020. The increase of approximately HK$5.8 million or 34.3% was primarily due to increases in research and development efforts for our Graphene Products Business in 2021.

Research and development expenses for the year ended December 31, 2022 were approximately HK$16.4 million compared to approximately HK$22.7 million for the year ended December 31, 2021. The decrease of approximately HK$6.3 million or 27.8% was primarily due to decreases in research and development efforts for our Graphene Products Business in 2022.

Provision for Doubtful Accounts

Provision for doubtful accounts for the year ended December 31, 2021, was approximately HK$18.9 million compared to approximately HK$23.0 million for the year ended December 31, 2020. The decrease of approximately HK$4.1 million or 17.8% was primarily due to a decrease in provision for doubtful accounts for contract assets of our Landscape Architecture and Design Business of approximately HK$11 million, which was caused by settlement of long aged receivables in 2021.

Provision for doubtful accounts for the year ended December 31, 2022, was approximately HK$11.7 million compared to approximately HK$18.9 million for the year ended December 31, 2021. The decrease of approximately HK$7.2 million or 38.1% was primarily due to a reversal of provision for other receivable in our Landscape Architecture and Design Business of approximately HK$4.8 million, which was caused by rearrangement of a loan receivable in 2022.

Impairment Losses

Impairment losses for the year ended December 31, 2021 were approximately HK$1.7 million compared to approximately HK$25.3 million for the year ended December 31, 2020, the decrease of approximately HK$23.6 million or 93.3%. The impairment loss for year ended December 31, 2021 was arisen from the cease of operations of a restaurant in Chengdu, China in August 2021. The impairment losses for the year ended December 31, 2020 was primarily caused by the write off of goodwill and intangible assets from our Catering Business due to the cessation of operations in Italy.

No impairment losses for the year ended December 31, 2022 compared to approximately HK$1.7 million for the year ended December 31, 2021. Impairment loss for year ended December 31, 2021 was arisen from the cease of operations of a restaurant in Chengdu, China in August 2021, and there is no such impairment in the year ended December 31, 2022.

Total Other Expenses, net

Net total other expenses for the year ended December 31, 2021 was approximately HK$49.1 million compared to approximately HK$40.6 million for the year ended December 31, 2020. The increase of approximately HK$8.5 million or 20.9% was primarily caused by 1) the gain on troubled debt restructuring of HK$4.9 million in 2021; 2) Gain on waiver of short-term borrowings and related interest payable; 3) Gain on waiver of interest on convertible notes; 4) Profit guarantee compensation and set off by the increase in finance expense of HK$23.2 million due to the issuance of new convertible notes in 2021.

Net total other expenses for the year ended December 31, 2022 was approximately HK$43.0 million compared to approximately HK$49.1 million for the year ended December 31, 2021. The decrease of approximately HK$6.1 million or 12.4% was primarily caused by 1) the gain on troubled debt restructuring of HK$4.9 million in 2021 and there is no such gain in 2022; 2) increase of government grant of approximately HK$3.1 million in 2022; 3) decrease in finance expense of approximately HK$3.1 million due to the conversion of convertible notes and settlement of promissory note in 2022.

Loss Before Taxes

Losses before taxes for the year ended December 31, 2021 were approximately HK$125.2 million compared to approximately HK$108.4 million for the year ended December 31, 2020. The increase of approximately HK$16.8 million or 15.5% was primarily caused by increase of finance expenses in 2021.

Losses before taxes for the year ended December 31, 2022 were approximately HK$101.8 million compared to approximately HK$125.2 million for the year ended December 31, 2021. The decrease of approximately HK$23.4 million or 18.7% was primarily caused by the decrease of corporate expenses in 2022 and operating expenses in Landscape Architecture and Design segment.

	For the years ended December 31,
	2020	2021	2022
	HK$’000	HK$’000	HK$’000
– Graphene Products	11,144	11,983	13,300
– Landscape Architecture and Design	14,608	21,134	(2,249)
– Catering	16,914	(10,943)	(3,179)
– Corporate expenses	65,736	103,007	93,887
Total Loss before tax	108,402	125,181	101,759

Graphene Products Business

Loss before tax from our Graphene Products Business for the year ended December 31, 2021 was approximately HK$12.0 million compared to approximately loss before tax HK$12.0 million for the year ended December 31, 2020. The decrease of loss before income tax was due to increase in revenue in 2021.

Loss before tax from our Graphene Products Business for the year ended December 31, 2022 was approximately HK$13.3 million compared to approximately HK$12.0 million for the year ended December 31, 2021. The increase in loss before income tax was due to decrease of revenue in 2022.

Landscape Architecture and Design Business

Loss before income tax from our Landscape Architecture and Design Business for the year ended December 31, 2021 was approximately HK$21.1 million compared to approximately loss before tax HK$14.6 million for the year ended December 31, 2020. The increase in loss before income tax of HK$6.5 million was primarily due to increase in general and administrative expenses in 2021.

Profit before income tax from our Landscape Architecture and Design Business for the year ended December 31, 2022 was approximately HK$2.2 million compared to loss before tax of approximately HK$21.1 million for the year ended December 31, 2021. The increase in profit before income tax of HK$23.3 million was primarily due to decrease in general and administrative expenses in 2022 from the cost cutting plan including decrease of headcount and office expenses.

Catering Business

Profit before income tax from our Catering Business for the year ended December 31, 2021 was approximately HK$10.9 million compared to approximately HK$16.9 million of loss before income tax for the year ended December 31, 2020. The decrease of HK$27.8 million was due to the cessation of our catering operations in Italy and Chengdu which incurred continuous loss.

Profit before income tax from our Catering Business for the year ended December 31, 2022 was approximately HK$3.2 million compared to approximately HK$10.9 million for the year ended December 31, 2021. The decrease of HK$7.7 million was due to the cessation of our catering operations in PRC which incurred continuous loss.

Liquidity and Capital Resources

Our cost structure is relatively fixed and our working capital requirements for our Graphene Products Business and our Landscape Architecture and Design Business are generally influenced by our order backlog. Overall, we need substantial operating funds to pay for salaries, rentals, and interest payable for a bond.

●	On December 7, 2018, we issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period. The effective interest rates of these bonds due in 2021 and 2022 are 9.13% and 10.04% respectively.

●	On November 25, 2019, we issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$79,500,000 and HK$37,000,000 was received in 2020 and 2019, respectively.

The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period. The effective interest rates of these bonds due in 2021 and 2022 are 9.13% and 10.04% respectively.

●	On February 26, 2020, we issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 was received in 2020. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

●	On January 6, 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$8,000,000 was received in 2021. The bonds carry interest at a rate of 6% per annum and payable annually after the period.

●	On December 9, 2021, the Company and the Subscriber of Promissory Note signed the Agreement for the extension of term of Promissory Note. Pursuant to the agreement, the Subscriber shall surrender the Promissory Note to the Company in exchange for the Company re-issuing the Extended Promissory Note with maturity date extended from August 6, 2023 to August 6, 2026 and subject to fulfilment of the conditions precedent, the Company shall allot and issue to the Subscriber, 323,657,534 Preference Shares at the Subscription Price of HK$0.73 per Preference Share, with an aggregated Subscription Price of HK$236,270,000.

●	During the year ended December 31, 2021, the Company issued various Convertible Notes in tranches in an aggregate amount of HK$62,698,000 (approximately US$8,090,000).

●	During the year ended December 31, 2022, the Company issued various Convertible Notes in tranches in an aggregate amount of HK$53,553,000 (approximately US$6,910,000). Net of the deposit received of HK$46,965,000 from the convertible note holder in 2021, the net proceeds received for the issuance of convertible notes during the year ended December 31, 2022 is HK$6,588,000 (approximately US$845,000).

●	On August 17, 2022, the Company began its American Depositary Shares (ADSs) trading on the NYSE American Exchange under the ticker symbol “GRFX”. On August 19, 2022, the Company closed its upsized public offering of 4,695,653 American Depositary Shares (ADSs), each ADS representing 20 ordinary shares, 93,913,060 shares and representing par value HK$0.01 per share, of the Company, at a public offering price of $2.50 per ADS, for aggregate gross proceeds of approximately $11.7 million before deducting underwriting discounts, commissions, and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 704,347 ADSs at the public offering price per ADS, less the underwriting discounts and commissions, to cover over-allotments. On August 26, 2022, the underwriter exercised the over-allotment option and the Company issued 704,347 ADSs, representing 14,086,940 shares to the underwriter. The gross proceeds and the net proceeds (after deducting offering expenses of HK$19,387,000 raised from the offering) are approximately HK$105,300,000 and approximately HK$85,913,000 million, respectively.

In addition, we need to maintain an adequate inventory of raw materials like graphite flakes to maintain an appropriate level of work-in-process inventory and keep our graphene products production facility open. Our working capital was approximately negative HK$51 million as of December 31, 2022 compared to approximately negative HK$76 million as of December 31, 2022. Our cash and cash equivalents were HK$31.5 million as of December 31, 2022 as compared to HK$31.5 million as of December 31, 2021.

The Company has continued a strategy to raise debt and equity and is discussing terms with potential investors. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The consolidated financial statements for the years ended December 31, 2021 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.

Cash Flows

Transfers that may be made within the consolidated group.

Cash may be transferred within the Graphex consolidated group in the following manner:

●	we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise;
●	we may provide loans to our subsidiaries and vice versa; and
●	our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us, through intermediate holding companies or otherwise.
●	We have made the following aggregate cash intercompany payments and transfers during 2021:

DATE	PAYOR / DISTRIBUTOR		PAYEE / RECIPIENT		AMOUNT	DESCRIPTION
5/14/2021	Earthasia (International) Ltd.	HK to	Earthasia (Shanghai) Co. Ltd	PRC	US$400,000.00	Capital injection
6/30/2021	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$200,000.00	Loan repayment
10/4/2021	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$150,000.00	Loan repayment
10/27/2021	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$80,000.00	Loan repayment
11/2/2021	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$90,000.00	Loan repayment
3/24/2021	Thai Joy FB Management (SH) Co	PRC to	Thai Gallery (HK) Ltd.	HK	¥1,377,500.00	Dividend (net of withholding tax)
4/23/2021	Thai Joy FB Management (SH) Co	PRC to	Thai Gallery (HK) Ltd.	HK	¥4,132,500.00	Dividend (net of withholding tax)
7/15/2021	Thai Joy FB Management (SH) Co	PRC to	Thai Gallery (HK) Ltd.	HK	¥5,700,000.00	Dividend (net of withholding tax)
4/19/2021	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$3,000,000.00	Capital injection

We have made the following aggregate cash intercompany payments and transfers during 2022:

DATE	PAYOR / DISTRIBUTOR		PAYEE / RECIPIENT		AMOUNT	DESCRIPTION
30/3/2022	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$13,000.00	Loan repayment
28/9/2022	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$250,000.00	Loan repayment
15/12/2022	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$200,000.00	Loan repayment
29/12/2022	Earthasia (Shanghai) Co. Ltd	PRC to	Earthasia (International) Ltd.	HK	US$200,000.00	Loan repayment
5/8/2022	Thai Joy FB Management (SH) Co	PRC to	Thai Gallery (HK) Ltd.	HK	¥5,700,000.00	Dividend (net of withholding tax)
26/8/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
29/8/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
30/8/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
31/8/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
1/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
2/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
6/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
7/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
8/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
9/9/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
14/11/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
15/11/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
16/11/2022	Allied Apex Limited	HK to	Shanghai Tanao New Material Technology Co Ltd	PRC	HK$1,000,000.00	Capital injection
28/10/2022	Earthasia (International) Ltd.	HK to	Earthasia (Shanghai) Co. Ltd	PRC	US$200,000.00	Capital injection
1/11/2022	Earthasia (International) Ltd.	HK to	Earthasia (Shanghai) Co. Ltd	PRC	US$250,000.00	Capital injection
19/12/2022	Earthasia (International) Ltd.	HK to	Earthasia (Shanghai) Co. Ltd	PRC	US$330,000.00	Capital injection

●	Graphex intends to make or continue to make additional intercompany payments and distributions from time to time in order to allocate capital within the businesses conducted by Graphex including its subsidiaries.

Cash Flows

For the years ended December 2020 and 2021

The following table summarizes the key components of our cash flows for the years ended December 31, 2020 and 2021:

	2020	2021
	HK$’000	HK$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	6,140	(29,084)
Net cash used in investing activities	(6,001)	(3,162)
Net cash (used in) provided by financing activities	(9,922)	18,591
Effect of exchange rate on cash	(174)	1,193
Net decrease in cash	(9,957)	(12,462)
Cash and cash equivalents and restricted cash at beginning of year	53,882	43,925
Cash and cash equivalents and restricted cash at end of year	43,925	31,463

Operating Activities

Net cash provided by operating activities was approximately HK$6.1 million for the year ended December 31, 2020, compared to approximately HK$29.1 million net cash used in operating activities for the year ended December 31, 2021. The decrease of approximately HK$35.2 million was mainly attributable to increase of inventories of Graphene Products Business and increase of trade receivables and slower payment to other payables and accruals.

Investing Activities

Net cash used in investing activities was approximately HK$3.2 million for the year ended December 31, 2021 compared to approximately HK$6.0 million for the year ended December 31, 2020. The decrease of approximately HK$2.8 million, or 46.7%, was attributable to decrease in repayment of loans to related parties and decrease in purchase of property and equipment.

Financing Activities

Net cash used in financing activities was approximately HK$10.0 million for the year ended December 31, 2020, compared to approximately HK$18.6 million provided by financing activities for the year ended December 31, 2021. The increase in net cash provided by financing activities was mainly proceeds from issue of convertible notes and for deposit of convertible notes and proceeds from bank borrowing and set off the decrease in proceeds from issue of corporate bonds and increase in repayment of corporate bonds.

Capital Expenditures

We had capital expenditures of approximately HK$13.2 million and approximately HK$0.8 million for the years ended December 31, 2020 and 2021, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene Products Business and Landscape Architecture and Design Business. We intend to fund our future capital expenditures with lease financing, proceeds from this offering and other financing alternatives. We expect to continue to make capital expenditures to support the growth of our business, including from the net proceeds of this offering and through strategic alliances.

Borrowings

As of December 31, 2020, we had outstanding corporate bonds of approximately HK$225.8 million and outstanding Promissory Notes of approximately HK$298.1 million. As of December 31, 2021, we had outstanding corporate bonds of approximately HK$158.2 million and outstanding Promissory Notes of approximately HK$264.7 million. During the year ended December 31, 2021, we issued convertible notes in tranches in an aggregate amount of US$8,090,000 which had outstanding balance of approximately HK$14.1 million.

For the years ended December 2021 and 2022

The following table summarizes the key components of our cash flows for the years ended December 31, 2021 and 2022:

	2021	2022	2022
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	(29,084)	42,586	5,460
Net cash used in investing activities	(3,162)	(89,982)	(11,536)
Net cash provided by financing activities	18,591	52,384	6,716
Effect of exchange rate on cash	1,193	(4,981)	(639)
Net (decrease)/increase in cash	(12,462)	7	1
Cash and cash equivalents and restricted cash at beginning of year	43,925	31,463	4,034
Cash and cash equivalents and restricted cash at end of year	31,463	31,470	4,035

Operating Activities

Net cash provided by operating activities was approximately HK$42.6 million for the year ended December 31, 2022, compared to approximately HK$29.1 million net cash used in operating activities for the year ended December 31, 2021. The increase of approximately HK$71.7 million was mainly attributable to decrease of inventories of Graphene Products Business and decrease of trade receivables and slower payment to other payables and accruals.

Investing Activities

Net cash used in investing activities was approximately HK$90.0 million for the year ended December 31, 2022 compared to approximately HK$3.2 million for the year ended December 31, 2021. The increase of approximately HK$86.8 million, or 2,712.5%, was attributable to repayment of consideration payable of HK$86.5 million.

Financing Activities

Net cash provided by financing activities was approximately HK$52.4 million for the year ended December 31, 2022, compared to approximately HK$18.6 million provided by financing activities for the year ended December 31, 2021. The increase of HK$33.8 million in net cash provided by financing activities mainly attributable to the proceeds of HK$85.9 million from issue of ordinary shares in NYSE American Exchange and set off the repayment of corporate bonds of HK$43.7million.

Capital Expenditures

We had capital expenditures of approximately HK$0.8 million and approximately HK$0.4 million for the years ended December 31, 2021 and 2022, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene Products Business and Landscape Architecture and Design Business. We intend to fund our future capital expenditures with lease financing and other financing alternatives. We expect to continue to make capital expenditures to support the growth of our business through strategic alliances.

Borrowings

As of December 31, 2022, we had outstanding corporate bonds of approximately HK$115.4 million and outstanding Promissory Notes of approximately HK$123.6 million. As of December 31, 2021, we had outstanding corporate bonds of approximately HK$158.2 million and outstanding Promissory Notes of approximately HK$264.7 million. During the year ended December 31, 2022, we issued convertible notes in tranches in an aggregate amount of US$6,910,000(approximately HK$53,553,000) which had aggregated outstanding balance of approximately HK$32.5 million.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt — Debt with Conversion and Other Options for convertible instruments and introducing other changes. As a result of ASU No. 2020-06, more convertible debt instruments will be accounted for as a single liability measured at amortized cost and more convertible preference shares will be accounted for as a single equity instrument measured at historical cost, as long as no features require bifurcation and recognition as derivatives. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements and will adopt this standard for the year ending December 31, 2024.

On January 1, 2022, the Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Company’s consolidated financial statements and disclosures.

On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s consolidated financial statements and disclosures. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated financial statements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if:

(1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and

(2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) trade receivables and credit losses; (iii) income taxes; and (iv) leases. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Principal Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Expected Credit Losses

Nature of estimate: Effective January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions: The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Delinquent account balances are written-off the allowance after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowances when identified.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See Note 2 - “Summary of Principal Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.

Goodwill Impairment Assessment

Nature of estimate: Goodwill acquired through business acquisitions is allocated to the Graphene Products Business cash generating-unit. The goodwill balance was $101.9 million (US$13.1 million) as of December 31, 2022.

We reviewed the carrying value of goodwill to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred.

Assumptions: The Group tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The goodwill impairment assessment is sensitive to our estimates in these factors. When we assumed weighted average cost of capital rate decreased or increased by 5% while holding all other assumptions constant, the result of the goodwill impairment assessment would not be impacted and the fair value of the reporting unit would still be above its carrying value.

Based on the annual impairment test conducted, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the years presented.

See Note 2 - “Summary of Principal Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding goodwill.

Other Intangible Assets allocated to Graphene Products Business Impairment Assessment

Nature of estimate: Backlog contracts and brand name Patents, trademarks and customer relationships acquired through business combination are mainly related to the Graphene Products Business. The balance was $491.5 million as of December 31, 2022.

Assumptions: We reviewed from impairment and evaluated that the patents, trademarks and customer relationships associated with the Group’s Graphene Products Business. We measured impairment by comparing the carrying amount of the patents, trademarks and customer relationships to the undiscounted future cash flows that the patents, trademarks and customer relationships are expected to result from the use of the assets. The sum of the expected future undiscounted cash flows exceeded the carrying amount of the patents, trademarks and customer relationships.

Based on the annual impairment test conducted, the fair value of the other intangible assets exceeded the carrying value, indicating that the other intangible assets was not impaired. Our estimate of the key assumptions did not change significantly throughout the years presented.

See Note 2 - “Summary of Principal Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding other intangible assets.

Allocated fair value of warrant subscription rights and intrinsic value of beneficial conversion feature of convertible note

Nature of estimate: At the time of issuance, the Company allocated the proceeds to the convertible notes and warrants subscription rights based on their relative fair values and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the convertible notes.

Assumptions: The fair value of the warrants subscription rights was computed using the Binomial option pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 1.49% at the grant date, (2) expected warrant life of 5 years, (3) expected volatility of 56.17% and (4) expected dividend yield of 0.00%.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See Note 2 - “Summary of Principal Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding fair value measurement.

Fair value of subscription rights of Promissory Notes

Nature of estimate: The Company granted a subscription right to the Subscriber of Promissory Note which the Company shall allot and issue to the Subscriber, 323,657,534 Preference Shares at the Subscription Price of HK$0.73 per Preference Share, with an aggregated Subscription Price of HK$236,270,000, which has a fair value of HK$184,485,000.

Assumptions: The fair value of subscription right was computed using the Black-Scholes option pricing model variables used in the option-pricing model include (1) fair value of preference shares of $0.57 at the grant date, (2) exercise price of $0.73, (3) risk-free interest rate of 0.06% at the grant date, (4) expected life of 0.37 year, (5) expected volatility of 36.37% and (6) expected dividend yield of 0.00%.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See Note 2 - “Summary of Principal Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding promissory notes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Directors and Executive Officers	Age	Position/Title
Patrick Hing Tat Lau	63	Chairman of the Board and Executive Director
Andross Yick Yan Chan	60	Chief Executive Officer and Executive Director
Bin Qiu	51	Executive Director
Lida Ma	42	Non-executive Director
Fong Sin Tam Ip	56	Independent Non-Executive Director
Yuncai Wang	55	Independent Non-Executive Director
Kwong Sang Liu	61	Independent Non-Executive Director
Zhaodong Tang	58	Independent Non-Executive Director
Anthony Kaikwong Chan	68	Independent Non-Executive Director
Ka Hei Kwok	41	Company Secretary and Chief Financial Officer
John Thomas DeMaio	62	President, Graphene Division

Biography

Executive Directors

Mr. Patrick Hing Tat Lau, JP, is the Chairman of the Board and has been an executive director since November 25, 2013. He has over 39 years of experience in operation and management in the landscape architecture service industry. Mr. Lau joined us in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. Since November 2004, the director of Carbonaphene Holdings Limited since March 2015, and the director of Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited) since August 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses. Mr. Lau obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master’s degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society and director of the Hong Kong Coalition of Professional Service. Mr. Lau was appointed Justice of the Peace in July 2017. Mr. Lau does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.

Mr. Andross Yick Yan Chan, is the Chief Executive Officer and has been an executive director since November 25, 2013. He has over 37 years of experience in operation and management in the landscape architecture service industry. He first joined us in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995, the director of Earthasia (International) Limited since October 2004, the director of Earthasia (Shanghai) Co. Ltd. Since November 2004, the director and legal representative of Earthasia (Xiamen) Co. Ltd. Since March 2013, the director of Carbonaphene Holdings Limited since March 2015, and the director of Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited) since August 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses. Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) by the China Exploration and Design Association in November 2013. Mr. Chan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.

Mr. Bin Qiu, has been an executive director since July 31, 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited (Formerly known as Upworth Capital Limited) since August 2017 and the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of us in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor’s degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. (“Dong Fang”). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed in the PRC domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu was an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046), from January 1, 2013 to June 2, 2017, which company was listed on the GEM board of the HKEx during Mr. Qiu’s tenure and delisted on July 2, 2019. Mr. Qiu does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.

Non-Executive Directors

Mr. Lida Ma, has been a non-executive director since February 24, 2014. He has over 16 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (“Pubang”) since May 2010 responsible for general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects for GP Certified Public Accountants Co., Ltd., a PRC accounting firm. Mr. Ma obtained his bachelor’s degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics in July 2003. He further obtained his master’s degree in Business Administration from Sun Yat-sen University in June 2010. Mr. Ma does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.

Independent Non-Executive Directors

Ms. Fong Sin Tam Ip, has been an independent non-executive director since June 3, 2014. She has over 18 years of experience in legal practice specializing in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor’s degree in Law from the University of Wolverhampton in July 1999. She also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has been the sole proprietor of Frances Ip & Co., May 2019. Ms. Tam does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of us.

Mr. Yuncai Wang, has been an independent non-executive director since June 3, 2014. He has been studying and teaching architecture and urban planning for over 21 years. Mr. Wang first undertook and completed his post-doctoral research work in Architecture at Tongji University from June 2001 to April 2003. Mr. Wang has held various positions in the Landscape Studies Department of the College of Architecture and Urban Planning in Tongji University, namely, (i) associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) professor deputy officer in Landscape since July 2008; and (iii) deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010. Mr. Wang obtained his doctorate’s degree in Human Geography from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science in July 2001. He is the author of “Landscape Ecosystem Planning Principles.” Mr. Wang does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholder of us.

Mr. Kwong Sang Liu, has been an independent non-executive director since June 15, 2020. He obtained his Bachelor’s degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master’s degree in Business Administration from the University of Lincoln in November 2002. Mr. Liu has over 34 years of experience in the accounting industry and is currently practicing as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a certified tax adviser. Mr. Liu is currently an independent non-executive director of Polytec Asset Holdings Limited (stock code: 208), abc Multiactive Limited (stock code: 8131), China National Culture Group Limited (stock code: 745) and Pine Care Group Limited (stock code: 1989), companies listed on the Main Board of the HKEx (save and except abc Multiactive Limited which is a company listed on GEM of the HKEx). Since April 2019, Mr. Liu has been an independent non-executive director of ATIF Holdings Limited, a company listed on the Nasdaq (Nasdaq: ATIF). Mr. Liu was also an independent non-executive director of Evershine Group Holdings Limited (stock code: 8022), a company listed on GEM of the HKEx from May 2014 to December 2016. Other than as disclosed above, Mr. Liu has not held any directorships in any listed public companies in the past three years. Mr. Liu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.

Mr. Zhaodong Tang, has been an independent non-executive director since June 15, 2020. He obtained his bachelor’s degree of engineering in computer science from the Beijing University of Technology in 1986 and his master’s degree of science in computer software from the Institute of Computing Technology, Chinese Academy of Sciences in 1989. Mr. Tang has over 28 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working for China Great Wall Computer Group Co., Ltd. For three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in PRC-US trading activities. Mr. Tang has not held any directorships in any listed public companies in the past three years. Mr. Tang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.

Mr. Anthony Kaikwong Chan, has been an independent non-executive director since June 15, 2020. He obtained his bachelor’s degree in biochemistry and master’s degree in business administration from the University of California at Berkeley in 1975 and 1977 respectively. Mr. Chan has over 33 years of experience in the corporate finance industry. From 1984 to 1999, he worked in different companies with managerial positions including being the manager in light industries of The Eisenberg Group of Companies in Beijing, China, the vice president in PRC sourcing of International Sources, Inc. in San Francisco, California and the president and chief executive officer in American Champion Entertainment, Inc. in San Jose, California. Since 2000, he has provided financial advice to various companies by acting as a financial advisor or chief financial officer (as the case may be) for Pacific Systems Control Technology, Inc., Beijing Wandong Medical Equipment Company Ltd., Dehai Cashmere Industry Corporation, HereUare, Inc. and Tianjin Tongguang Digital Broadcasting Co., Ltd. Mr. Chan has been the chief financial officer and the executive vice president of Borqs Technologies, Inc. since April 2015. Mr. Chan has not held any directorships in any listed public companies in the past three years. Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of us.

Senior Management

Mr. Ka Hei Kwok, is our company secretary. He has also been our chief financial officer since March 28, 2014. He has over 17 years of experience in corporate finance and the accounting profession. He joined us in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining us, Mr. Kwok served in GF Capital (Hong Kong) Limited in the corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked for PricewaterhouseCoopers Ltd. From September 2005 to November 2007. Mr. Kwok obtained his bachelor’s degree with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

Mr. John Thomas DeMaio, is the President of Graphene Division of Graphex Group Limited and the CEO of Graphex Technologies LLC, a wholly owned U.S. subsidiary, since November 1, 2021. He has over 35 years of experience in executive leadership and operational management in the energy and infrastructure sectors. He is responsible for formulating corporate and business strategies and making major corporate and operational decisions to support the expansion of the graphite business into the U.S. Mr. DeMaio holds a Bachelor of Science in Civil and Environmental Engineering from Cornell University. He has been the President, CEO and Board Member of JouleSmart Solutions from May, 2019 to January, 2021, the General Manager of Siemens Smart Infrastructure (SSI) from May, 2017 to May, 2019, the National Operations Manager of SSI from March 2015 to May, 2017, the Sales and Operations Manager of SSI from May, 2013 to March, 2015, the Vice President of MWH Global from January 2011 to May, 2013, and the COO of Thompson Solar Technologies and Division General Manager of SPG Solar from January 2009 to January 2011.

Each of our directors and executive officers held the office described above during the March 3, 2022 filing of the bankruptcy of the GGL subsidiary Wenlvge which is not a material subsidiary of GGL.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and each agreement is renewable on an annual basis upon mutual agreement of us and the executive officer. The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with us. In such case, the executive officer will be entitled solely to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. An executive officer is not necessarily entitled to severance payments upon any termination. An executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by us of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by us for cause. Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of our business) any confidential or secret information or knowledge of us, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment. Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of us or any of our affiliates to leave the employ of us or any of our affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of us or any of our respective affiliates to reduce the business with us or any of our affiliates.

During the fiscal year ended December 31, 2022, we paid an aggregate of approximately HK$10.6 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

In addition, we have indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Additionally, in connection with our planned expansion of our Graphene business outside the PRC, on November 1, 2021 we entered into an employment agreement with John De Maio to serve Graphex Technologies, LLC, a subsidiary formed to expand our Graphene business in North America. Mr. De Maio receives cash compensation and an annual equity based bonus compensation of up to $350,000

Compensation of Directors and Executive Officers

The following table shows the annual compensation paid by us for the years ended 2022.

		Salary	Equity Compensation	All Other Compensation	Total Paid
Name/principal position	2022	(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
Patrick Hing Tat Lau, ED		3,360	-	36	3,396
Andross Yick Yan Chan, Chief Executive Officer and ED		2,212	-	36	2,248
Bin Qiu, ED		1,440	-	18	1,458
Lida Ma, NED		600	-	-	600
Fong Sin Tam Ip, INED		120	-	-	120
Yucai Wang, INED		120		-	120
Kwong Sang Liu, INED		144	-	-	144
Zhaodong Tang, INED		120	-	-	120
Anthony Kaikwong Chan, INED		180	-	-	180
Ka Hei Kwok, Company Secretary and Chief Financial Officer		1220	-	36	1,256
John Thomas DeMaio, President, Graphene Division		2,153	-	104	2,257

The currency exchange rate of the US$ to the HK$ for 2022 was 7.8.

Equity Compensation

A share option scheme (the “Share Option Scheme”) was adopted by us on June 3, 2014 and became effective on June 25, 2014. During 2022, we did not grant share options. As of December 2022, the following options are outstanding under the Share Option Scheme.

Year Granted	Outstanding		Price per share	Expiration
	Options	Shares
2021	9,677,692	9,677,692	HK$0.65	January 27, 2026
2022	-	-	-
Total	9,677,692	9,677,692	HK$0.65

Share Award Scheme

On August 21, 2014, we also adopted a share award scheme. On February 6, 2023, GGL terminated the share award scheme. No stock awards were granted to our Directors and Executive Officers pursuant to the above terminated share award scheme during fiscal year 2022 or fiscal year 2021.

On February 6, 2023, GGL adopted a new share award scheme (the “New Share Award Scheme”) to comply with the new rules under Chapter 17 of the HK Listing Rules that came into effect on January 1, 2023. The principal objectives of the New Share Award Scheme are (i) to attract talents, suitable personnel and entities that are eligible participants who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; (ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group.

Board of Directors and Committees

Our Board currently consists of 9 directors. We have established an Audit Committee, a Nomination and Corporate Governance Committee, and a Remuneration Committee. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

Mr. Kwong Sang Liu, Mr. Lida Ma, Ms. Fong Sin Tam Ip and Mr. Yuncai Wang are the members of our Audit Committee, where Mr. Kwong San Liu serves as the chairman. Three members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by NYSE American as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Mr. Kwong Sang Liu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Remuneration Committee

Ms. Fong Sin Tam Ip, Mr. Andross Yick Yan Chan and Mr. Yuncai Wang are members of our Remuneration Committee and Ms. Fong Sin Tam Ip serves as the chairman. Two members of our Remuneration Committee are qualified as independent under the current definition promulgated by NYSE American. We have adopted a charter for the Remuneration Committee. In accordance with the Remuneration Committee’s Charter, the Remuneration Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Remuneration Committee is responsible for, among other things:

●	Approving compensation principles that apply generally to our employees;

●	Making recommendations to the board of directors with respect to incentive compensation plans and equity based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	Administering and otherwise exercising the various authorities prescribed for the Compensation Committee by our incentive compensation plans and equity-based plans;

●	Selecting a peer group of companies against which to benchmark/compare our compensation systems for principal officers elected by the board of directors;

●	Annually reviewing our compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on us;

●	Determining and overseeing stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nomination and Corporate Governance Committee

Mr. Patrick Hing Tat Lau, Ms. Fong Sin Tam Ip and Mr. Yuncai Wang are members of our Nomination and Corporate Governance Committee and Mr. Patrick Hing Tat Lau serves as the chairman. Two members of our Nomination and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by NYSE American. We have adopted a charter for the Nomination and Corporate Governance Committee. In accordance with its charter, the Nomination and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

The Nomination and Corporate Governance Committee is responsible for, among other things:

●	Identifying and screening individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommending directors for appointment to Board committees;

●	Making recommendations to the board of directors as to determinations of director independence;

●	Overseeing the evaluation of the board of directors;

●	Making recommendations to the board of directors as to compensation for our directors; and

●	Reviewing and recommending to the board of directors our Corporate Governance Guidelines and Code of Business Conduct and Ethics.

●	Director Independence

Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Ms. Fong Sin Tam Ip, Mr. Yuncai Wang, Mr. Kwong Sang Liu, Mr. Zhaodong Tang and Mr. Anthony Kaikwong Chan are “independent directors” as defined by NYSE American.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There are no family relationships among our directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising our borrowing powers and mortgaging our property; and

●	approving the transfer of our shares, including the registration of such shares in our share register.

We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and may be removed by the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Employees

As of December 31, 2022, we had a total of approximately 400 employees. The following table sets forth additional information regarding our employees and their function:

Department	Number	Headquarters	PRC	The US
Directors & Executives	9	8	1	-
Management and Administration	3	2	1	-
Catering	84	1	83	-
Graphene Products -Research and Development.	4	-	4	-
Graphene Products - Other	93	2	90	1
Landscape Architecture and Design - Projects	173	29	144	-
Landscape Architecture and Design - Technical	9	-	9	-
Administration	33	11	22	--
Total	408	53	354	1

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this Report, we believe we have made employee benefit payments in material aspects. However, if it were found by the relevant authorities that we failed to make adequate payments, we could be required to make up the contributions for these plans as well as to pay late fees and fines. See “Item 3.D. - Risk Factors — Risks Related to the PRC — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The following table sets forth information as of December 31, 2022 regarding the beneficial ownership of our ordinary shares by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 776,850,762 ordinary shares issued and outstanding as of April 30, 2023, including the ordinary shares on deposit with the Depositary for the ADSs.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Graphex Group Limited, 11/F COFCO Tower 262 Gloucester Road Causeway Bay, Hong Kong, Hong Kong, Tel: + (852) 2559-9438.

Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:
Patrick Hing Tat Lau(1)	55,215,444	7.1
Andross Yick Yan Chan(2)	97,920,887	12.6
Bin Qiu	—	*
Lida Ma	—	*
Fong Sin Tam Ip	—	*
Yuncai Wang	—	*
Kwong Sang Liu	—	*
Zhaodong Tang	—	*
Anthony Kaikwong Chan	—	*
Ka Hei Kwok,	—	*
John Thomas DeMaio	—	*
5% or Greater Shareholders:
Pubang Landscape Architecture Co., Ltd. (02663.SZ)(3)	75,123,669	9.7
All directors and executive officers as a group (11 individuals)	153,136,331	19.7

* Represents beneficial ownership of ordinary shares of less than 1% Represents ordinary shares issued and outstanding.

(1)	Represents ordinary shares issued and outstanding.

(2)	Represents ordinary shares issued and outstanding.

(3)	Pubang Landscape Architecture Co., Ltd. (“PBLA”) has a business address at 33-35F Suite A1 Yuexiucaifushi 13 Haian Road Tianhe District Guangzhou, 510627 China. PBLA is governed by a body with 3 or more members. As such, there is no further beneficial ownership of shares held by PBLA pursuant to the “rule of three”, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, there is no further beneficial ownership of such shares.

Related Party Transactions

In addition to the employment agreements, director agreements and indemnification agreements described in Item 6, the Company has engaged in the following transactions from January 1, 2022 to April 25, 2023, the latest practical date:

We have short term borrowings of approximately US$189,000 from related parties that incurred interest expense during 2022 of less than US$50,000.

We had revenue from related parties during 2022 of approximately US$505,000

In 2019, the Company granted a revolving loan in aggregate of HK$54,000,000 (approximately US$6,923,000) to EA Trading, a joint venture of the Company, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$50,000,000. On December 1, 2021, the Company entered into a renewal agreement with EA Trading to renew the existing revolving loan facility at the same cap amount of HK$50,000,000 (US$6,410,000) at a same interest rate of 12% per annum for a period from January 1, 2022 to December 31, 2024.

For the year ended December 31, 2021, the Company granted a loan of HK$315,000 to EA Trading and the balance was still outstanding as of December 31, 2021 which the amount was fully paid during the year ended December 31, 2022. For the year ended December 31, 2022, the Company granted a loan of HK$3,326,000 to EA Trading and the outstanding balance was HK$967,000 as of December 31, 2022. As of the date of this Report, the balance was HK$967,000.

For the year ended December 31, 2021 and 2022, the Company recorded interest income of HK$6,000 and HK$40,000 (approximately US$5,000), respectively from EA Trading.

Dalian Trading

For the year ended December 31, 2021, the Company granted a loan of HK$208,000 to Dalian Trading, a subsidiary of an associate of the Company, and the outstanding balance was HK$208,000 and HK$190,000 as at December 31, 2021 and 2022. As of the date of report, the balance was HK$190,000.

For the year ended December 31, 2021 and 2022, the Company recorded interest income of HK$186,000 and HK$22,000 (US$3,000), respectively from Dalian Trading.

Teddy Friend

On November 20, 2018, the Company entered into a loan agreement of RMB2,500,000 (HK$2,819,900) with Teddy Friend, an associate of the Company, to support its business operation with a one year term which was unsecured and bore interest at 8% per annum. The contract stated that if the actual lending day and loan amount did not conform to the loan contract, the actual borrowing date would prevail.

As at December 31, 2021 and 2022, the net outstanding balance of the loan was and RMB2,356,000 (approximately HK$2,882,000) and RMB250,000 (approximately HK$280,000), respectively. Up to the date of report, the balance was RMB250,000.

For the year ended December 31, 2021 and 2022, the Company recorded interest income of HK$200,000 and HK$228,000 (US$29,000), respectively from Teddy Friend.

Yigui

The Company granted short-term loans in aggregate of RMB16,913,000 (2021: RMB10,250,000) to Yigui, a joint venture of the Company during the year. The interest rate of these loans was 4% and 12% per annum.

The outstanding balance of the loan was RMB8,630,000 (approximately HK$9,661,000) as at December 31, 2022. Up to the date of report, the balance was RMB6,749,000 (approximately HK$7,555,000).

For the year ended December 31, 2021 and 2022, the Company recorded interest income of HK$86,000 and HK$947,000 (US$122,000), respectively from Yigui.

Short-term and Non-current borrowings from related parties are described in Note 15 of our annual financial statements included in this Report and are incorporated by reference.

The Group entered into a two-year lease agreement with Mr. Andross Chan to lease office space from January 1, to December 31, 2022 at a monthly rent at RMB34,000 (HK$41,000) with annual rent expense at RMB408,000 (HK$468,000). The Group entered into a three-year lease agreement with Mr. Ming Tian to lease office space from January 1, 2021 to December 31, 2023 at a monthly rent at RMB15,000 (HK$18,000) with annual rent expense at RMB180,000 (HK$206,000). On December 28, 2021, Mr. Ming Tian resigned from his position as executive director of the Company

ITEM 8.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Report.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each currently representing 20 of GGL’s ordinary shares, have been listed on the NYSE American exchange since August 19, 2022. Our ADSs trade under the symbol “GRFX.”

B.	Plan Of Distribution

Not applicable.

C.	Markets

Our ADSs, each currently representing 20 of GGL’s ordinary shares, have been listed on the NYSE American exchange since August 19, 2022. Our ADSs trade under the symbol “GRFX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

GGL is a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act. The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

The following are summaries of material provisions of our articles of association as they pertain to holders of our ordinary shares. Holders of ADSs will not be treated as shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of ordinary shares.

Dividends.

Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by our board of directors except the following:

●	profits; or
●	“share premium account,” which represents the excess of the price paid to GGL on issue of its shares over the par or “nominal” value of those shares, which is similar to the US concept of additional paid in capital.

No dividend shall bear interest against GGL.

Voting Rights.

The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) and shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than ten percent of our paid up capital entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of such shareholders, while a special resolution requires the affirmative vote of not less than three-fourths of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of GGL. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of the ordinary shares in GGL have been paid.

Liquidation.

On the winding up of GGL and subject to any rights and restrictions of any other class or series of shares, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to GGL for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, subject to any rights and restrictions of any other class or series of shares, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.

We may issue shares that, subject to any rights and restrictions of any other class or series of shares, are, or at our option, or at the option of the holders of such shares are, subject to redemption on such terms and in such manner as it may, before the issuance of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase or in the manner provided for in section 37(5) of the Companies Act, provided the memorandum and articles of association authorize this and the company has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.

Holders of ordinary shares will have no pre-emptive or preferential right to purchase any securities of GGL.

Variation of Rights Attaching to Shares.

Subject to the Companies Act, if at any time the share capital of GGL is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Anti-Takeover Provisions.

Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of GGL or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection to the public;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder of the company is limited to the amount unpaid by the shareholder on the shares of the company.

Preference Shares

GGL has authorized preferred shares, par value $0.01 per share (the “Preference Shares”). The Preference Shares have the following rights, and preferences, and limitations:

Conversion Rights:

The Preference Shares may not be converted into ordinary shares.

Redemption.

The Preference Shares are perpetual. The holder (“Preference Shareholders”) of the Preference Shares do not have the right to cause a redemption of the Preference Shares. GGL may, in each case as permitted by and in accordance with applicable law, at any time upon giving not less than 7 nor more than 14 days’ notice to the Preference Shareholders (“Redemption Notice”), redeem in whole or in part the Preference Shares, until all the Preference Shares have been redeemed. The redemption price (“Redemption Price”) for each Preference Share so redeemed shall be the higher of (a) the Subscription Price which is expected to be HK$0.73 per share; and (b) the price equivalent to 10% of the benchmark price (as defined in the Listing Rules of the Hong Kong Stock Exchange). Any redemption by GGL in part shall be on a pro rata basis or such other method as determined by GGL in its sole discretion.

Dividends.

The Preference Shares are entitled to receive a dividend equal to 3.6% per annum on the Subscription Price. The Preferred Dividends shall accrue with respect to each Preference Share from the date on which such share is issued and shall be payable in cash to the Preference Shareholder(s) within 90 calendar days after the end of each financial year of GGL to the extent declared by the board of GGL. Dividends not paid in any year shall accumulate and be paid when declared. Dividends are payable only to the extent permitted under applicable corporate law.

Restrictions following Non-Payment or Deferral of Preferred Dividends.

During any period that Preferred Dividends are not paid in full, GGL shall not: (a) make any discretionary distribution or dividend in cash or otherwise on, and will procure that no distribution or dividend in cash or otherwise is made on, any Junior Obligations or Parity Obligations (except, in relation to the Parity Obligations of GGL, where such distribution or dividend is made on a pro rata basis with payment on the Preference Shares) in respect of the same financial year; or (b) redeem, reduce, cancel, buy-back or acquire at its discretion for any consideration any Junior Obligations or Parity Obligations (except, in relation to the Parity Obligations of GGL, where such redemption, reduction, cancellation or buy-back is made on a pro rata basis with purchase of the Preference Shares), provided that such restriction shall not apply to an exchange or conversion of any Parity Obligations in whole for Junior Obligations, unless or until the earlier of: (i) the dividend scheduled to be paid on any subsequent dividend payment date, and all outstanding Preferred Dividend is paid in full to the Preference Shareholders; (ii) GGL being permitted to do so by a special resolution passed at a class meeting of the Preference Shareholders; or (iii) the redemption and cancellation of all outstanding Preference Shares.

Liquidation Preference.

Upon the liquidation of GGL, the rights and claims of the Preference Shareholders shall rank in priority to holders of Junior Obligations and equally in all respects with each other and with the holders of any Parity Obligations, but shall be subordinated in right of payment to Senior Obligations.

Certain Definitions.

The following terms are defined as provided below:

●	“Junior Obligations” means (i) the Ordinary Shares, and (ii) any other instrument or security issued, entered into or guaranteed by GGL which ranks or is expressed to rank, by its terms or by operation of law, junior to the Preference Shares;
●	“Parity Obligations” means any instrument or security issued, entered into or guaranteed by GGL which ranks or is expressed to rank, by its term or operation of law, pari passu with the Preference Shares;
●	“Senior Obligations” means (i) any unsubordinated instrument or other obligation issued, entered into or guaranteed by GGL, and (ii) any other instrument or obligation issued, entered into, or guaranteed by GGL that ranks or is expressed to rank, by its terms or by operation of law, senior to the Preference Shares.

Limited Voting Rights.

The holders of the Preference Shares are entitled to vote as a separate class only with respect to the following:

●	an amendment to the memorandum and articles of association of GGL to modify the rights and privileges attached to the Preference Shares, or
●	an adverse modification of any of the special rights and privileges attached to the Preference Shares, or
●	any proceedings in respect of GGL for reconstruction, consolidation, amalgamation, merger, reorganization or winding-up of GGL (the “Variation Resolution”).

Other than the foregoing matters, there is no voting rights of the holders of the Preference Shareholders, in such capacity, other than as may be required under applicable law.

Transfer Rights; Registrar.

The holder of Preference Shares may transfer such shares in accordance with applicable law and the rights under GGL’s memorandum and articles of association. The transferor shall be responsible to pay any taxes levied or other governmental, regulatory or administrative charges which may be charged in relation to such transfer shall maintain the registrar of the Preference Shares.

Registration; Listing: The Preference Shares are not registered under any U.S. securities and will not be listed on any securities exchange, including any U.S. exchange or the Hong Kong Stock Exchange.

Differences in Corporate Law.

The Companies Act is derived, to a large extent, from the older Companies Act of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances under the Companies Act, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but may not succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.

In principle, we will normally be the proper plaintiff for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for actions, losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is similar to that required under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in the bona fide best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities may be followed in the Cayman Islands.

Shareholder Action by Written Consent.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting.

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, GGL may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

On September 20, 2022, the Company entered into a cooperation agreement (the “Cooperation Agreement”) for construction and investment of graphite deep processing projects (the “Jixi Project”) with the People’s Government of Mashan District, Jixi City (the “Jixi Government”) to develop graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park in the Peoples Republic of China.

The development of the Jixi Project will be in several phases.

●	Phase 1 of the Jixi Project will establish a facility with an annual capacity of approximately 20,000 metric tons of high-purity spherical graphite, and provides an investment period that is 24 months from the date that Graphex enters the Jixi Project industrial park.

●	Phase 2 provides for the establishment of an additional facility with an annual capacity of approximately 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode material on terms that will be mutually determined.

Under the Cooperation Agreement,

●	the Jixi Government will:

-	assist the Company in site selection, preliminary approval, policy support and to provide other services to facilitate the investment in the facilities and Jixi Project;

-	provide the Company with factory premises consisting of 5 general workshops of up to 25,000 square meters, one office building and one living area in the Jixi (Mashan) Graphite Industrial Park (collectively referred to as “Factory Premises”);

-	provide the factory premises to the Company at specified rents, including waiver of rent for the first two years;

-	provide the Company with the right to purchase the factory premises at the Jixi Government’s costs and to offset the purchase price with the amount of paid rents; and

-	provide the Company with green electricity sources including wind and/or solar generated electricity under conditions where such generation and use are favorable.

●	The Company will:

-	take all material actions regarding the preparatory work for the preliminary investment and construction of the Jixi Project;

-	establish a wholly foreign owned enterprise (“WFOE”) in Jixi City in the People’s Republic of China with independent legal status to perform the Company’s obligations regarding the Jixi Project; and

-	take all material actions regarding the necessary approval application procedures required by the Jixi Project at the Company’s cost and expense.

The scale of the investment and construction of the Jixi Project will be subject to the details of the final approved feasibility study report of the Jixi Project. In the event the Jixi Project finally cannot obtain the necessary approval, the Cooperation Agreement shall terminate automatically. The foregoing descriptions of the Cooperation Agreement is not complete and are qualified in their entirety by reference to the full text of such agreement.

GGL formed Graphex Technologies, LLC as a U.S. subsidiary (“GT Sub”), which has formed a limited liability company, Graphex Michigan I, LLC (“Michigan LLC”), with Emerald Energy Solutions LLC (“EES”) to develop a refining facility in the Detroit, Michigan metropolitan area, which will construct and operate a refining processing facility in Warren, Michigan which is located in the Detroit Michigan metropolitan area. EES and GT Sub are the sole members in Michigan LLC. Under the terms of the limited liability company agreement, dated as of May 30, 2022:

●	GGL will provide a perpetual, royalty-free right and license to use and exploit the technologies in connection with the establishment, development and operation of the Anode Material Processing Facility and
●	EES will contribute US$ 15 million, provide services handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility, and have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility.

GT Sub owns 33% of the aggregate limited liability company interests and will jointly manage the Michigan LLC as a co-manager with EES. The Michigan LLC will make distributions to the members as follows: (i) during the first four years following the Agreement Date, 75% of each distribution shall be paid to EES and the balance shall be paid to Graphex Tech; (ii) during and after the fifth year, 75% of each distribution shall be paid to GT Sub and the balance shall be paid to EES; and (iii) thereafter, distributions shall be paid to EES and GT Sub pro rata in accordance with the limited liability interests in the limited liability company. The Michigan LLC limited liability company agreement provides customary “tag along” and “bring along” rights and provides GT Sub the right to purchase from EES, and EES the right to sell to GT Sub, an additional 33% of the aggregate limited liability company interests for 35,000,000 GGL ordinary shares.

On March 16, 2023, GT Sub entered into a Graphite Offtake Agreement with Volt Graphite Tanzania plc that provides for the delivery of 10,000 tonnes of natural flake graphite with grade 95% fixed carbon or greater with particle size of +325# to -100# with agreed tolerances. Further specifications for ash, volatiles and moisture. product annually from the Bunyu Graphite mine for an initial term of 5 years with the option to extend the Offtake Agreement for a further 5 years. The price for the mineral offtake is the market price as determined by the mutual agreement of the parties, and subject to a specified arbitration process to determine the price in the event the parties do not reach agreement. Delivery is FOB Dar es Salaam port.

D.	Exchange Controls

See “Item 4B. Business Overview - Government Regulations - Regulations relating to Foreign Exchange General Administration of Foreign Exchange”

ITEM 10.E.	TAXATION

The following discussion of material Cayman Islands, PRC and US federal income tax consequences of an investment in the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in the ADSs that may be relevant to you based on your particular investment and other personal circumstances. Accordingly, you should consult your own tax advisor regarding all of the potential tax consequences to you of an investment in the ADSs. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Tso Au Yim & Yeung Solicitors, our Hong Kong counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our PRC counsel.

Cayman Islands Taxation

Pursuant to section 6 of the Tax Concessions Law Act (as revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary that:

●	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and
●	no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us:
	-	on or in respect of our shares, debentures or other obligations; or
	-	on or in respect of our shares, debentures or other obligations; or
	-	by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law Act (as revised).

The undertaking for us is for a period of 20 years from December 10, 2013.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no Cayman Islands withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Pursuant to the Arrangement between the Mainland PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, EAI, Thai Gallery HK, Yummy Food Holdings Limited, and Allied Apex Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands which is subject to Hong Kong profits tax.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares) unless such sale of property constitutes a transaction in the nature of trade. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the statutory tax rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to apply the two-tiered tax rates. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.30 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2.60 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following discussion is a summary of the material US federal income tax considerations generally applicable to the acquisition, ownership and disposition of the ADSs. It applies to you only if you acquire ADSs as a “capital asset” (generally, property held for investment) for US federal income tax purposes. This summary addresses only US federal tax laws pertaining to income taxation and does not address any other tax laws that may be relevant to you in light of your individual circumstances, including under any state, local or non-US tax law. Additionally, this summary does not address all aspects of US federal income taxation that may be relevant to you based on your particular investment or other personal circumstances or if you are a member of a special class of holders subject to special tax rules that may differ significantly from those summarized below, including, but not limited to:

●	a broker or dealer in securities;
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
●	a bank or similar financial institution;
●	an insurance company;
●	a regulated investment company;
●	a real estate investment trust;
●	a tax-exempt organization (including a private foundation) or pension fund;
●	a person that owns (directly, indirectly, or constructively) 10% or more of our stock (by vote or by value);
●	a person that holds ADSs as part of a straddle, hedging, conversion, constructive sale or other integrated transaction;
●	a person subject to the alternative minimum tax;
●	a former citizen of the US; and
●	a US Holder (as defined below) whose functional currency is not the US dollar.

The discussion in this summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and other official pronouncements of the Internal Revenue Service, or “IRS,” and court decisions, all as of the date hereof. These laws and other authorities are subject to differing interpretations and change, possibly on a retroactive basis. No ruling has been sought from the IRS with respect to any US federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

As used herein, a “US Holder” is a beneficial owner of ADSs that, for US federal income tax purposes, is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a US person under the Code.

Additionally, a “non-US Holder” is a beneficial owner of ADSs that is neither a US Holder nor a partnership (or other pass-through entity) for US federal income tax purposes. If a partnership (or other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding ADSs are urged to consult their tax advisors regarding an investment in ADSs.

THIS SUMMARY IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR IN ADSs IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE

ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-US TAX LAWS, AS WELL AS US FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

US Federal Income Tax Treatment of ADSs

For US federal income tax purposes, a beneficial owner of ADSs generally will be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs.

US Federal Income Taxation of US Holders

The tax treatment of your ADSs will depend in part on whether or not we are a passive foreign investment company, or “PFIC,” for US federal income tax purposes. Except as discussed below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not a PFIC for such purposes.

Taxation of Dividends and Other Distributions on the ADSs

The gross amount of distributions made by us to you with respect to your ADSs (including the amount of any taxes withheld therefrom) generally will be includable in your gross income as dividend income on the date the depositary receives the dividend, actually or constructively, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). If you are a corporate US Holder, you will not be eligible for the dividends-received deduction typically allowed to corporations in respect of dividends received from other US corporations.

If you are a non-corporate US Holder, dividends that constitute “qualified dividend income” will be taxable to you at the preferential rates applicable to long-term capital gains, provided that (1) the ADSs are readily tradable on an established securities market in the US, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex- dividend date and meet other holding period requirements. Because there is no income tax treaty between the US and the Cayman Islands, clause (1) above can be satisfied only if the ADSs are readily tradable on an established securities market in the United States. Under IRS guidance, ADSs are considered for purpose of clause (1) above to be readily tradable on an established securities market in the US if they are listed on NYSE American. We can provide no assurances as to whether our proposed NYSE American listing will be successful. You are urged to consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs, including the effects of any change in law after the date of this Report.

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs, and, to the extent the amount of the distribution exceeds your tax basis, it will then be taxed as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, absent evidence to the contrary, you generally should expect to treat each distribution that we make as a dividend.

To the extent you are subject to any withholding of non-US income taxes on dividends paid to you with respect to your ADSs, you must include any such tax withheld in the calculation of your dividend income even if you do not in fact receive any such amount withheld. Subject to certain conditions and limitations, such taxes withheld on dividends, to the extent of the portion of such taxes that could not be reduced or refunded under a qualifying income tax treaty with the US or otherwise, generally would be treated as foreign taxes eligible for credit against your US federal income tax liability. Special rules would apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs generally will be treated as dividend income derived from sources outside the US and generally will be considered “passive” income for purposes of applying the foreign tax credit limitations. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the tax consequences to you to the extent you are subject to any withholding of non-US income taxes on dividends paid to you with respect to your ADSs.

Taxation of Dispositions of ADSs

If you are a US Holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount that you realize on such disposition and your adjusted tax basis, determined in US dollars, in your ADSs. Capital gain of a non-corporate US Holder generally is taxed at preferential rates where the ADSs are held for more than one year. The gain or loss generally will be considered income or loss derived from sources within the United States for foreign tax credit limitation purposes, subject to the application of any applicable income tax treaty under which you are entitled to benefits. Consequently, you may not be able to use the foreign tax credit arising from any non-US income tax imposed on the disposition of your ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from non-US sources. You are urged to consult your tax advisor regarding the tax consequences in case any non-US tax is imposed on gain on a disposition of your ADSs, including the availability of the foreign tax credit, under your particular circumstances.

Additional Taxes

US Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ADSs, subject to certain limitations and exceptions. Under applicable Treasury regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund rules, discussed below under “—Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a qualified electing fund. US Holders should consult their own tax advisors regarding the applicability of such tax to their ownership and disposition of the ADSs.

Passive Foreign Investment Company Rules

While we do not presently expect to be a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the value and composition of our assets and income. No ruling from the IRS or opinion of counsel will be sought our obtained with respect to our PFIC determination for any taxable year.

In general, if you are a US Holder, we will be a PFIC with respect to you if for any taxable year in which you hold the ADSs:

●	at least 75% of our gross income for such taxable year is passive income; or
●	at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), net gains from transactions in commodities (unless derived in an active business and certain requirements are met), and gains from the disposition of passive assets. In making our PFIC determination, we will be treated as owning our proportionate share of the assets, and earning our proportionate share of the income, of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the asset test, (1) the cash that we raised in our August 2022 offering of ADSs that has not be used in our businesses, generally will be considered to be held for the production of passive income and (2) the value of our assets likely will be determined based on the market value of our ordinary shares (including those represented by the ADSs) from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each taxable year as to whether we are a PFIC. It is possible that, for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of each taxable year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for US federal income tax purposes because we include their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test likely will be determined based on the market price of our ordinary shares (including those represented by the ADSs), and because cash generally is considered to be an asset held for the production of passive income, our PFIC status could depend in large part on the market price of our ordinary shares (including those represented by the ADSs) and the amount of cash we have. Accordingly, fluctuations in the market price of our ordinary shares (including those represented by the ADSs) may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares (including those represented by the ADSs) from time to time that may not be within our control. If we are a PFIC for any taxable year during which you hold the ADSs, the ADSs will continue to be treated as stock in a PFIC for all succeeding years during which you hold the ADSs. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs.

If we are a PFIC for any taxable year(s) during which you hold the ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain that you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election, as discussed below. Distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs generally will be treated as an excess distribution. Generally, under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be taxable as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distributions” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital in nature, even if you otherwise hold the ADSs as capital assets.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year for which you hold (or are deemed to hold) ADSs and for which we are determined to be a PFIC, you will include in your gross income each taxable year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such taxable year over your adjusted tax basis in such ADSs. Amounts included in your gross income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, generally will be treated as ordinary income. You generally will be allowed an ordinary loss for the excess, if any, of the adjusted tax basis of the ADSs over their fair market value as of the close of the taxable year. However, such ordinary loss will be allowable only to the extent of any net mark-to- market gains on the ADSs included in your gross income for prior taxable years. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in gross income for such ADSs. Your tax basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark- to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable Treasury regulations), including NYSE American.

Alternatively, a US Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A US Holder who makes a valid qualified electing fund election with respect to a PFIC generally will be required to include in gross income for a taxable year such holder’s pro rata share of the PFIC’s ordinary earnings and net capital gain for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such US Holder with certain information regarding its earnings and profits as required under applicable Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ADSs, including regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs, then such ADSs will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the taxable year in which we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules described above, including treating the gain as an excess distribution. As a result of the purging election, you will have a new tax basis (equal to the fair market value of the ADSs on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs for tax purposes.

The periods during which the PFIC rules described in this section may apply to you, including the time for making any of the elections discussed above, could vary depending on whether you have held, currently hold, or will hold any of our ordinary shares not represented by the ADSs. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs and the elections discussed above.

US Federal Income Taxation of Non-US Holders

Taxation of Dividends and Other Distributions on ADSs

If you are a non-US Holder, dividends paid to you in respect of ADSs will not be subject to US federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you generally will be taxed in substantially the same manner as a US Holder. If you are a corporate non-US Holder, “effectively connected” dividends, under certain circumstances, may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Taxation of Dispositions of ADSs

If you are a non-US Holder, you will not be subject to US federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

●	the gain is “effectively connected” with your conduct of a trade or business in the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to US federal income taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States; or
●	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-US Holder, “effectively connected” gains that you recognize, under certain circumstances, also may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Information Reporting and Backup Withholding

Certain US Holders, including individuals that own “specified foreign financial assets” with an aggregate value in excess of a specified threshold generally are required to file an annual information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts not held through a custodial account with a US financial institution, as well as securities issued by a non-US issuer (which would include the ADSs). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Applicable Treasury regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US Holders that fail to report the required information could be subject to substantial penalties.

Dividend payments to a US Holder with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS (on an applicable IRS Form 1099) and possible US backup withholding. Backup withholding generally will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certifications on IRS Form W-9.

If you are a non-US Holder, you generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-US payor. You generally will be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a US office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a US person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-US person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular investment and other personal circumstances.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement By Experts

Not applicable.

H.	Documents On Display

We previously filed a registration statement on Form F-1 (File No.: 333-263330) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our public offering. We have also filed a registration statement on Form F-6 (File No.: 333-148643) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to Bank of New York Mellon., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

J.	Annual Report To Security Holders

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GGL is a smaller reporting company and this information is not required.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A	Debt Securities

Not applicable.

B.	Warrants

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Other Distributions

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution we pay on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.

If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. US securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. US securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders or as described in the following sentence. If

●	we asked the depositary to solicit your instructions at least 45 days before the meeting date,
●	the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:
	-	we wish to receive a discretionary proxy to vote uninstructed ordinary shares;
	-	as of the instruction date we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and
	-	the proxy item(s) is not materially adverse to the interests of shareholders,

then the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to the proxy item(s). If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay US dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and neither the depositary nor the custodian makes any representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in US dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes.

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities.

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination.

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
●	we delist the ADSs from an exchange in the US on which they were listed and do not list the ADSs on another exchange in the US or make arrangements for trading of ADSs on the US over-the-counter market;
●	we delist our shares from an exchange outside the US on which they were listed and do not list the shares on another exchange outside the US;
●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;
●	we appear to be insolvent or enter insolvency proceedings;
●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability.

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;
●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;
●	are not liable if we or it exercises discretion permitted under the deposit agreement;
●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions.

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs.

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System.

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs.

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the US federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with US federal securities laws or the rules and regulations promulgated thereunder. Such limitation is applicable to each holder of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Material Modifications to the Rights of Security Holders.

GGL held an extraordinary general meeting (“EGM”) on March 24, 2022. At the EGM, the shareholders approved, among other matters the proposed issuance of preferred stock and related amendments to the GGL memorandum and articles of association. The terms of the preferred stock described in “Item 10.B. Memorandum And Articles Of Association - Preference Shares”.

Withdrawn Or Substituted A Material Amount Of The Assets Securing Any Class Of Registered Securities.

None

Change of trustees or paying agents for any registered securities.

None

Use Of Proceeds.

GGL issued ADSs in a public offering that were registered under the Securities Act.

The information required under this Item has been disclosed in a filing by GGL on Form 6-K filed on August 29, 2022.

ITEM 15.	CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer (serving as the principal executive officer and performing the functions of the principal financial officer), carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below under “Internal Control over Financial Reporting.” Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

(b) Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our August 2022 public offering of the ADSs, we were a company that was not required to file an Annual Report on Form 20-F with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2022, there is a material weakness relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Kwong Sang Liu, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert. Mr. Liu’s relevant experience is provided in “Item 6. Directors, Senior Management and Employees - Directors and Executive Officers.”

ITEM 16.B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2022. We have posted a copy of our code of business conduct and ethics on our website at https://www.graphexgroup.com/governance/. GGL will provide to any person without charge, upon request, a copy of such code of ethics by written request delivered to the office of GGL set forth on the cover page of this Report.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Friedman LLP. Marcum Asia CPAs LLP is GGL’s auditor for the fiscal year ended December 31, 2022 and Friedman LLP was, our former independent registered public accounting firm, for the year ended December 31, 2021.

	2021	2022
	HK$’000	HK$’000
Audit Fees (1)	2,106	2,605
Tax Fees (2)	-	-
All other fees (3)	-	-

(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2022 and 2021, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

Based on information provided to GGL by its independent registered public accounting firm, Friedman LLP (“Friedman”), effective September 1, 2022, Friedman combined with Marcum LLP (“Marcum”). On December 14, 2022, the Audit Committee of the Company’s Board of Directors and the Company’s Board of Directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”).

See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Based on information provided to the Company by its independent registered public accounting firm, Friedman LLP (“Friedman”), effective September 1, 2022, Friedman combined with Marcum LLP (“Marcum”). On December 14, 2022, the Audit Committee of the Company’s Board of Directors and the Company’s Board of Directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company which resulted in the approval of the dismissal of Friedman as the Company’s independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia. The audit reports of Friedman on the consolidated financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern. During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period through December 14, 2022, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern, which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16.G.	CORPORATE GOVERNANCE

NYSE American LLC Company Guide and Home Country Practice

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●	Dissemination: Section 623 of the Company Guide requires that the company to prepare and disseminate its interim/quarterly (unaudited) statements to its shareholders. We are a foreign private issuer and under the laws of the Cayman Islands, we are not required to prepare and disseminate our interim/quarterly (unaudited) statements to our shareholders. However, we will continue to submit to the SEC on a Form 6-K our interim balance sheet as of the end of our second fiscal quarter, and a semi-annual income statement that covers our first two fiscal quarters as required under the Company Guide.
●	Shareholder Approval Requirement: Sections 711-713 of the Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the Cayman Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of20% or more of our outstanding shares to any person.

In addition, there are some differences and we voluntarily comply the NYSE American Rules:

●

Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors.

We comply with the independent director requirement as five (5) of our nine (9) directors are independent directors.

●	Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act.

We comply with the independent director requirement as we currently have three (3) members of our Audit Committee, all of whom are independent directors.

In addition, as a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Memorandum and Articles of Association the applicable rules and regulations in the Cayman Islands.

The foregoing is consistent with the laws, customs and practices in the Cayman Islands. In addition, we may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

ITEM 16.H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Graphex Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description	Form	File No.	Exhibit	Filing Date
3.1	Certificate of Incorporation and Amendment	F-1	333-263330	3.1	08/09/2022
3.2	Amended and Restated Memorandum and Articles of Association	F-1	333-263330	3.2	08/09/2022
4.1	Form of Warrant issued to purchaser of Convertible Notes under Subscription Agreement	F-1	333-263330	4.1	08/09/2022
4.2	Deposit Agreement dated as of September 18, 2020 among Graphex Group Limited, formerly known as Earthasia International Holdings Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder	F-1	333-263330	4.2	08/09/2022
10.1 †	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant	F-1	333-263330	10.1	08/09/2022
10.2 ^	Subscription Agreement for the Convertible Notes and form of Convertible Note dated January 19, 2021 by and between Earthasia International Holdings Ltd., as Issuer, and Lexinter International Inc., as Investor, including the Form of the Definitive Note Certificate and the Form of Warrant	F-1	333-263330	10.2	08/09/2022
10.3.1 ^	Limited Liability Agreement of Graphex Michigan I, LLC dated as of May 30, 2022 by and among Emerald Energy Solutions LLC and Graphex Technologies, LLC	F-1	333-263330	10.3	08/09/2022
10.3.2 ^	First Amendment To Operating Agreement of Graphex Michigan I, LLC dated as of November 7, 2022.	6-K	001-41471	99.2	11/08/2022
10.4 ^	Supplemental Agreement dated January 20, 2022 regarding Subscription Agreement for Convertible Notes dated January 19, 2021 by and between Graphex Group Limited (formerly known as Earthasia International Holdings Ltd.), as Issuer, and Lexinter International Inc., as Investor	F-1	333-263330	10.4	08/09/2022
10.5 ^	Loan Agreement dated as of March 23, 2018, by and between Chan Suk Fun and Thai Gallery	F-1	333-263330	10.5	08/09/2022
10.6 †	2023 Share Award Scheme of Graphex Group Limited	6-K	001-41471	99.3	01/11/2023
10.7 ^	Trust Deed constituting the Earthasia Share Award Scheme, dated as of August 21, 2014, by and between Earthasia International Holdings Limited and Bank of Communications Trustee Limited	F-1	333-263330	10.9	08/09/2022
10.8 ^	Share Charge Agreement, dated as of February 1, 2021, among Happy Growth Group Limited, a subsidiary of Graphex Group Limited, Lexinter International Inc and Think High Global Limited	F-1	333-263330	10.10	08/09/2022
10.9 ^	English Summary of Promissory Note issued on November 13, 2019 by Earthasia International Holdings Limited to Tycoon Partners Holdings Limited in the amount of HK$348,080,000	F-1	333-263330	10.11	08/09/2022
10.10 ^	Sale and Purchase Agreement in relation to the entire Issued Shares of Think High Global Limited dated as of January 31, 2018 by and among Upworth Capital Limited and Tycoon Partner Holdings Limited and the other parties thereto, the Supplement Agreement thereto dated as of October 24, 2018 and the Second Supplemental Agreement thereto dated as of November 13, 2019	F-1	333-263330	10.13	08/09/2022
10.11 ^	English Translation of the Cooperation Agreement for construction and investment of graphite deep processing projects by and among the People’s Government of Mashan District, Jixi City (the “Jixi Government”) and Graphex Group Limited dated September 20, 2022 *	6-K	001-41471	10.1	09/21/2022
12.1 *	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 *	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith
†	Management contract or compensatory arrangement
^	Certain schedules, appendixes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Graphex Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Graphex Group Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, has incurred continued losses from operations, and has a working capital deficiency as of December 31, 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 10, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Graphex Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Graphex Group Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, has incurred continued losses from operations, and has a working capital deficiency at December 31, 2021. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to successfully obtain the alternative forms of financing specified in Note 2 and/or achieve operating profitability, there could be a material adverse effect on the Company.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2019 through December 2022.

New York, New York

June 8, 2022

GRAPHEX GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	30,240	31,470	4,035
Restricted cash	1,223	-	-
Trade and notes receivables, net	114,714	101,133	12,965
Trade and notes receivables – related parties	8,806	1,886	242
Inventories, net	37,809	16,901	2,167
Loan receivables – related parties	5,753	11,098	1,423
Prepayments, other receivables and other current assets, net	56,256	41,592	5,331
Financial assets	-	31	4
Contract assets	40,382	29,584	3,793
Contract assets – related party	3,488	1,050	135
Tax recoverable	103	373	48
Total current assets	298,774	235,118	30,143

PROPERTY AND EQUIPMENT, NET	74,592	35,403	4,539
OTHER ASSETS
Goodwill	101,939	101,939	13,069
Other intangible assets, net	593,223	492,185	63,101
Investments under equity method	521	227	29
Equity investment, fair value	1,312	94	12
Prepayments and deposits	131	4,902	628
Deferred tax assets, net	3,316	4,903	629
Total non-current assets	700,442	604,250	77,468
TOTAL ASSETS	1,073,808	874,771	112,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of corporate bonds payable	150,502	112,867	14,470
Bank borrowing	6,115	11,194	1,435
Convertible notes	-	17,373	2,227
Short-term borrowings	6,000	2,911	373
Short-term borrowings – related parties	7,259	1,478	189
Trade payable	7,772	13,398	1,718
Trade payable – related parties	1,103	-	-
Other payables and accruals	54,621	48,320	6,195
Other payables – related parties	1,154	686	88
Deposit received for convertible notes	46,965	-	-
Current portion of lease liabilities	7,918	5,146	660
Taxes payable	39,740	33,898	4,346
Contract liabilities	45,264	37,410	4,796
Dividend payable to non-controlling interest	-	1,511	194
Total current liabilities	374,413	286,192	36,691

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
OTHER LIABILITIES
Promissory Notes	308,075	123,590	15,845
Corporate bonds payable	7,702	2,500	321
Convertible notes	14,121	15,166	1,944
Short-term borrowing	3,875	11,000	1,410
Noncurrent portion of lease liabilities	53,232	18,648	2,391
Consideration payable	86,500	-	-
Deferred tax liabilities	90,105	75,035	9,620
Total other liabilities	563,610	245,939	31,531
TOTAL LIABILITIES	938,023	532,131	68,222
COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, HK$0.01 par value; authorized 2,000,000,000 shares; issued and outstanding 509,116,921 and 683,493,072 as of December 31, 2021 and 2022, respectively	5,091	6,835	876
Preference shares, HK$0.01 par value; authorized 1,000,000,000; issued and outstanding nil and 323,657,534 as of December 31, 2021 and 2022, respectively	-	3,236	415
Additional paid-in capital	428,850	790,966	101,406
Accumulated deficit	(353,296)	(454,557)	(58,277)
Statutory reserves	10,706	13,476	1,728
Accumulated other comprehensive (loss) income	50,728	(6,574)	(843)
Total Graphex Group Limited Shareholders’ Equity	142,079	353,382	45,305
Non-controlling interest	(6,294)	(10,742)	(1,377)
TOTAL EQUITY	135,785	342,640	43,928
TOTAL LIABILITIES AND EQUITY	1,073,808	874,771	112,150

The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$,000
REVENUES
Revenues – third parties	369,809	376,319	337,296	43,243
Revenues – related parties	19,043	14,716	3,945	506
Total revenues	388,852	391,035	341,241	43,749
COST OF REVENUES	(231,834)	(242,690)	(221,279)	(28,369)
GROSS PROFIT	157,018	148,345	119,962	15,380
OPERATING EXPENSES
Selling and marketing expenses	13,823	10,159	5,375	689
General and administrative expenses	145,768	170,842	145,163	18,611
Research and development expense	16,942	22,727	16,439	2,108
Provision for doubtful accounts	22,975	18,938	11,699	1,500
Impairment losses	25,284	1,726	-	-
Total operating expenses	224,792	224,392	178,676	22,908
LOSS FROM OPERATIONS	(67,774)	(76,047)	(58,714)	(7,528)
OTHER INCOME (EXPENSE)
Finance expenses	(51,565)	(74,795)	(71,656)	(9,187)
Interest income	1,692	1,199	1,465	188
Service income	1,832	6,575	7,656	982
Dividend income	-	-	60	8
Gain on disposal of an associate	573	-	-	-
Gain on troubled debt restructuring	-	4,934	-	-
Gain on waiver of short-term borrowings and related interest payable	-	1,850	392	50
Gain on waiver of interest on convertible notes	-	1,785	4,765	611
Government grants	5,818	4,730	7,807	1,001
Profit guarantee compensation	-	1,686	2,327	298
Fair value change – call option	(1,201)	-	-	-
Fair value change – equity investment	336	41	(1,151)	(148)
Investment loss in unconsolidated affiliates	(533)	(356)	(249)	(32)
Other income, net	2,420	3,217	5,539	709
Total other income (expense), net	(40,628)	(49,134)	(43,045)	(5,520)
LOSS BEFORE TAX	(108,402)	(125,181)	(101,759)	(13,048)
INCOME TAX BENEFIT/(EXPENSE)	7,781	(320)	3,281	421
NET LOSS	(100,621)	(125,501)	(98,478)	(12,627)
Less: income (loss) attributable to non-controlling interests	(4,296)	2,519	13	2
NET LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(96,325)	(128,020)	(98,491)	(12,629)
NET LOSS	(100,621)	(125,501)	(98,478)	(12,627)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	41,930	20,836	(57,147)	(7,327)
COMPREHENSIVE LOSS	(58,691)	(104,665)	(155,625)	(19,954)
Less: Comprehensive income (loss) attributable to non- controlling interest	4,124	(2,915)	(168)	(22)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(54,567)	(107,580)	(155,793)	(19,976)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (expressed in number of shares)
Basic and Diluted	472,358,725	487,825,400	572,592,877	572,592,877
LOSS PER SHARE (expressed in HK$ and US$ per shares)
Basic and Diluted	(0.204)	(0.262)	(0.172)	(0.022)

The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Par value	Treasury shares	Treasury shares	Preference shares	Preference shares	Additional paid in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholders’ equity	Non-controlling interests	Total equity
		HK$’000		HK$’000		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
BALANCE, January 1, 2020	482,290,000	4,823	(9,881,275)	(99)	-	-	342,643	10,706	(128,951)	(11,400)	217,722	456	218,178
Loss for the year	-	-	-	-	-	-	-	-	(96,325)	-	(96,325)	(4,296)	(100,621)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	41,758	41,758	172	41,930
Disposal of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	681	681
Release of exchange fluctuation reserve upon disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(70)	(70)	-	(70)
BALANCE, December 31, 2020	482,290,000	4,823	(9,881,275)	(99)	-	-	342,643	10,706	(225,276)	30,288	163,085	(2,987)	160,098
Loss for the year	-	-	-	-			-	-	(128,020)	-	(128,020)	2,519	(125,501)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	20,440	20,440	396	20,836
Issuance of warrants subscription rights associated with convertible notes	-	-	-	-	-	-	12,490	-	-	-	12,490	-	12,490
Beneficial conversion feature associated with convertible notes	-	-	-	-	-	-	40,935	-	-	-	40,935	-	40,935
Issuance of ordinary share upon conversion of convertible notes	26,826,921	268	-	-	-	-	17,169	-	-	-	17,437	-	17,437
Fair value of subscription rights from troubled debt restructuring	-	-	-	-	-	-	2,166	-	-	-	2,166	-	2,166
Equity-settled share-based transactions	-	-	9,931,275	99	-	-	13,447	-	-	-	13,546	521	14,067
Dividend paid to non- controlling interests	-	-	-	-	-	-	-	-	-	-	-	(6,743)	(6,743)
BALANCE, December 31, 2021	509,116,921	5,091	50,000	-	-	-	428,850	10,706	(353,296)	50,728	142,079	(6,294)	135,785
Loss for the year	-	-	-	-	-	-	-	-	(98,491)	-	(98,491)	13	(98,478)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(57,302)	(57,302)	155	(57,147)
Transfer to statutory reserves	-	-	-	-	-	-	-	2,770	(2,770)	-	-	-	-
Issuance of warrants subscription rights associated with convertible notes	-	-	-	-	-	-	17,405	-	-	-	17,405	-	17,405
Beneficial conversion feature associated with convertible notes	-	-	-	-	-	-	36,148	-	-	-	36,148	-	36,148
Issuance of ordinary shares from public offering, net	108,000,000	1,080	-	-	-	-	84,833	-	-	-	85,913	-	85,913
Issuance of preference shares upon conversion of promissory notes	-	-	-	-	323,657,534	3,236	181,249	-	-	-	184,485	-	184,485
Issuance of ordinary shares upon conversion of convertible notes	50,553,843	506	-	-	-	-	32,355	-	-	-	32,861	-	32,861
Issuance of ordinary shares upon exercise of share options	15,822,308	158	-	-	-	-	10,126	-	-	-	10,284	-	10,284
Dividend to non- controlling interests	-	-	-	-	-	-	-	-	-	-	-	(4,616)	(4,616)
BALANCE, December 31, 2022	683,493,072	6,835	50,000	-	323,657,534	3,236	790,966	13,476	(454,557)	(6,574)	353,382	(10,742)	342,640
BALANCE, December 31, 2022 (US$’000)		876		-		415	101,406	1,728	(58,277)	(843)	45,305	(1,377)	43,928

The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	(100,621)	(125,501)	(98,478)	(12,627)
Adjustments to reconcile net loss to net cash provided (used in) operating activities:
Provision for doubtful accounts	22,975	18,938	11,699	1,500
Depreciation and amortization	73,455	73,213	66,015	8,463
Impairment losses	25,284	1,726	-	-
Fair value change of call option	1,201	-	-	-
Fair value change of equity investment	(336)	(41)	1,151	148
Deferred tax benefit	(16,945)	(7,673)	(9,787)	(1,255)
Amortization of corporate bond discount	6,396	5,911	891	114
Amortization of Promissory Note discount	16,782	17,086	-	-
Amortization of convertible notes discount	-	22,285	51,279	6,573
Share of losses of equity-method investments	533	356	249	32
Share based payment for service	-	14,067	-	-
Gain on disposal of subsidiaries	(573)	-	-	-
(Gain) loss on disposal of property and equipment	(925)	195	-	-
Gain on lease termination	(83)	(867)	(3,694)	(474)
Gain on troubled debt restructuring	-	(4,934)	-	-
Gain on waiver of convertible note interest	-	(1,785)	(4,765)	(611)
Gain on waiver of short-term borrowings and related interest payable	-	(1,850)	(392)	(50)

Change in operating assets and liabilities:
Inventories	(2,227)	(8,521)	18,404	2,359
Trade and notes receivables	38,408	(64,990)	(1,689)	(217)
Trade and notes receivables -related parties	(6,131)	5,783	6,418	823
Prepayments, other receivables and other assets	(29,602)	7,478	6,630	850
Contract assets	(9,701)	3,619	325	42
Trade payables	(7,960)	(7,594)	6,519	836
Trade payables – related parties	820	31	(1,050)	(134)
Income taxes payable	2,637	4,737	(2,851)	(365)
Contract liabilities	(14,756)	(2,125)	(4,691)	(600)
Other payables and accrued liabilities	7,509	21,372	403	53
Net cash provided by (used in) operating activities	6,140	(29,084)	42,586	5,460

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	1,431	39	273	35
Capital contribution to a joint venture	(114)	-	-	-
Receipt of settlement of loan to related parties	24,623	14,990	14,163	1,816
Loan to related parties	(16,648)	(16,437)	(17,096)	(2,192)
Purchases of other intangible assets	(2,079)	(943)	(393)	(50)
Purchases of property and equipment	(13,214)	(811)	(429)	(55)
Repayment of consideration payable	-	-	(86,500)	(11,090)
Net cash used in investing activities	(6,001)	(3,162)	(89,982)	(11,536)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares, net	-	-	85,913	11,014
Proceeds from exercise of share options	-	-	6,409	822
Proceeds from issue of corporate bonds	84,500	8,000	-	-
Payments of debt issue cost	(5,565)	(560)	-	-
Repayment of corporate bonds	(55,500)	(80,900)	(43,728)	(5,606)
Proceeds from issue of convertible notes	-	62,698	6,588	845
Proceeds from deposit of convertible notes	-	46,965	-	-
Proceeds from bank borrowing	-	6,021	11,774	1,509
Proceeds from short-term borrowings – related parties	16,018	1,765	4,620	592
Repayment of short-term borrowings – related parties	(8,030)	(7,805)	(10,047)	(1,288)
Principal payments under capital lease obligation	(13,342)	(11,280)	(8,247)	(1,057)
Proceeds from short-term borrowings	24,445	6,375	19,782	2,536
Repayment of short-term borrowings	(52,448)	(2,500)	(11,756)	(1,507)
Repayment of bank overdraft	-	(3,445)	(5,819)	(746)
Dividend paid to non-controlling interests	-	(6,743)	(3,105)	(398)
Net cash (used in) provided by financing activities	(9,922)	18,591	52,384	6,716
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(174)	1,193	(4,981)	(639)
CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(9,957)	(12,462)	7	1
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	53,882	43,925	31,463	4,034
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	43,925	31,463	31,470	4,035
Cash and cash equivalents	37,709	30,240	31,470	4,035
Restricted cash	6,216	1,223	-	-
	43,925	31,463	31,470	4,035

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income tax	6,527	3,256	9,356	1,199
Cash paid for interest expenses	25,327	17,398	19,245	2,467

Supplemental schedule of non-cash investing and financing activities :
Account receivables settled by financial asset	-	-	33	4
Recognition of ROU assets and lease liabilities	9,620	3,468	8,479	1,087
Termination of lease	-	-	34,112	4,373
Conversion of convertible debt into common stock	-	17,438	32,861	4,213
Beneficial conversion feature resulted from issuance of convertible notes	-	40,935	36,148	4,634
Warrant subscription rights allocated from convertible notes	-	12,490	17,405	2,231
Issuance of ordinary shares upon exercise of share options offset by short term borrowings	-	-	3,875	497
Conversion of promissory note into preference shares	-	-	184,485	23,652
Subscription right to the Subscriber of Promissory Note	-	2,166	-	-
Deposit received for convertible notes	-	-	46,965	6,021
Dividend payable to Non-controlling interest	-	-	1,511	194

The accompanying notes are an integral part of these consolidated financial statements.

GRAPHEX GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Graphex Group Limited (formerly known as Earthasia International Holdings Limited) (the “Company”) was incorporated as an exempted Company with limited liability in the Cayman Islands on November 25, 2013. On April 9, 2021, the Company’s name was changed to Graphex Group Limited. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Graphex Group Limited and its subsidiaries are collectively referred to as the “Group” with headquarters in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China. The principal activities of the Group are landscape architecture mainly in Hong Kong and Mainland China, catering business in Mainland China, and graphene products business in Mainland China.

Recent developments

Issuance of convertible notes

On January 19, and May 24, 2021, the Company entered into the Subscription Agreement and supplemental agreement with the Subscriber for the issue of convertible notes and warrants up to the aggregate principal amount not exceeding US$15 million. As of December 31, 2021, the Company has completed the issue of convertible notes and received proceeds in the aggregate amount of US$8,090,000, which will mature in 2023. During the year ended December 31, 2021, convertible notes with principal amount of US$2,250,000 (equivalent HK$17,437,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 26,826,921 conversion shares to the convertible note holder.

On January 10, 2022, the Company has completed the issue of convertible notes and received proceeds in the aggregate amount of US$15 million. During the year ended December 31, 2022, convertible notes with principal amount of US$4,240,000 (equivalent HK$32,861,000) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 50,553,843 conversion shares to the convertible note holder.

Subsequent to December 31, 2022, convertible notes with principal amount of US$7,830,000 (equivalent HK$60,682,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 93,357,690 conversion shares to the convertible note holder.

Share options granted

On January 28, 2021, 25,500,000 shares options were granted to certain eligible participants, out of which 24,000,000 share options were granted to certain directors of the Group.

Closure of restaurant

On August 1, 2021, Chengdu Taihaowei Catering Co. Ltd., an indirect non-wholly owned subsidiary of the Company, which is engaged in catering business through operating a Thai cuisine restaurant in the mainland China has decided to cease its operations due to its ongoing loss-making position coupled with weakened demand of customers and uncertain business prospects since the outbreak of the novel coronavirus pandemic. Impairment loss of property, plant and equipment and other assets of HK$3,490,000 for the year ended December 31, 2021 was arisen from the cease of operations of a restaurant in Chengdu, China in August 2021.

Extension of Promissory Note

On December 9, 2021, the Company and the Subscriber of Promissory Note signed the Agreement for the extension of term of Promissory Note. Pursuant to the agreement, the Subscriber shall surrender the Promissory Note to the Company in exchange for the Company re-issuing the Extended Promissory Note with maturity date extended from August 6, 2023 to August 6, 2026 and subject to fulfilment of the conditions precedent, the Company granted a subscription right to the Subscriber, under which the Company shall allot and issue to the Subscriber, 323,657,534 Preference Shares at the Subscription Price of HK$0.73 per Preference Share, with an aggregated Subscription Price of HK$236,270,000, which has a fair value of HK$184,485,000. The aggregated Subscription Price shall be satisfied in full by setting off against the Company’s obligation to repay part of the Extended Promissory Note. On March 24, 2022, the Company’s EGM approved the issuance of Preference shares under Specific Mandate. Pursuant to the Agreement for the extension of term of Promissory Note, the Company shall allot and issue to the Subscriber, 323,657,534 Preference Shares at the Subscription Price of HK$0.73 per Preference Share, with an aggregated Subscription Price of HK$236,270,000, which has a fair value of HK$184,485,000. The aggregated Subscription Price shall be satisfied in full by setting off against the Company’s obligation to repay part of the Extended Promissory Note. On March 25, 2022, the Company issued 323,657,534 preference shares to the Promissory Note holder for setting off against the Company’s obligation to repay part of the extended Promissory Note, there was no cash proceeds from the issue of preference shares.

Signing of MOU for investment

On February 14, 2022, the Company entered into a non-legally binding Memorandum of Understanding with the Jixi Mashan Government in relation to a proposed strategic investment project (the “Project”) of which the Company intends to make an investment for setting up graphite deep processing and production lines within the Jixi (Mashan) Graphite Industrial Park with the intention to produce and process an annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of anode materials. It is intended that the Company will invest RMB200 million in the Project.

Signing of JV agreement

On May 30, 2022, Graphex Technologies, LLC (“Graphex Tech”), an indirect wholly-owned subsidiary of the Company and Emerald Energy Solutions LLC (“EES”), an independent third party, entered into an agreement in relation to the JV formation. Upon formation, Graphex Tech will initially own one-third and EES will initially own two-third of the JV membership interest. Pursuant to the agreement, (i) EES granted to Graphex Tech the call option for purchasing 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares; and (ii) Graphex Tech granted EES the put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares.

On November 8, 2022, the Company entered into a supplement to the limited liability company agreement (the “JV Agreement”) of Graphex Michigan I, LLC (the “JV”), the joint venture between Graphex Technologies, LLC, a subsidiary of the Company, and Emerald Energy Solutions LLC (“EES”). The JV Agreement provides, among other matters, for call and put options for the purchase 50% of the interests in the JV currently held by EES for the issuance and delivery by the Company of 35 million ordinary shares of the Company. Upon the closing of either option, the ownership of the JV would change to 66-2/3% by Graphex Technologies, LLC and 33-1/3% by EES.

The supplement to the JV Agreement provides a termination date for the call and put options under the JV Agreement that is two years after the date that the Company has obtained shareholder approval for the issuance of 35 million ordinary shares of the Company.

American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

On August 17, 2022, the Company began its American Depositary Shares (ADSs) trading on the NYSE American Exchange under the ticker symbol “GRFX”. On August 19, 2022, the Company issued an aggregate 4,695,653 American Depositary Shares (ADSs), representing 93,913,060 underlying shares or 14.78% of the issued ordinary shares immediately following the closing, to an underwriter at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying ordinary shares) in relation to its public offering and uplisting of the ADSs on the NYSE American Exchange. On August 26, 2022, the underwriter exercised the over-allotment option. The Company issued 704,347 option ADSs (representing 14,086,940 underlying shares), representing 2.17% of the issued ordinary shares immediately following the closing in respect of the over-allotment option, at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying share).

Signing of letter of Intent

On November 13, 2022, the Company entered into a non-binding letter of intent (“LOI”) with Northern Graphite Corporation (TSXV: NGC) (OTCQB: NGPH) (FSE: ONG) (XSTU: ONG). The intent of the LOI is to aggregate Northern’s raw material supply capabilities with the Company’s proven downstream processing expertise to solve an industry wide supply-demand gap by delivering an end-to-end supply of graphite from mine to battery while simultaneously on-shoring a critical mineral supply chain to North America.

Signing of MOU

On December 7, 2022, the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Reforme Group Pty Ltd (“Reforme”), a private mining and development group involved in developing processing, to create a strategic alliance joint venture (JV) to provide key feedstock and critical minerals and processing technologies for the production of electric vehicle (EV) Li-ion power batteries to the global EV industry. An initial focus of the JV will be an already identified graphite opportunity in Australia where critical mineral mining and processing momentum is accelerating quickly.

Adoption of 2023 Share Award Scheme

On February 6, 2023, the Company terminated of the existing share award and share option scheme and adopted 2023 share award scheme with effective from February 6, 2023 in order to provide Eligible Participants with equity incentives.

Possible Acquisition

On February 13, 2023, the Company entered into the MOU pursuant to which the Company expressed an interest to purchase no more than 25.991% equity interest in a Target Company. Pursuant to the MOU, the Company expressed an interest to purchase not more than 25.991% equity interest in a Target Company and the purchase price of the Possible Acquisition will be determined by the parties upon further negotiation. The Target Company is a sino-foreign joint venture established in the PRC that integrates research and development, production and sales into one industrial chain for deep processing of graphite.

Corporate Structure

Particulars of the Company’s principal subsidiaries are as follows:

			Percentage of equity attributable to the Group
Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Direct	Indirect	Principal activities
Earthasia Holdings Limited	British Virgin Islands/limited liabilities Company	US$100 (HK$780)	100%	-	Investment holding
Earthasia (International) Limited (“EAI”)	Hong Kong/limited liabilities Company	HK$69,199,400 (US$8,871,718)	-	100%	Landscape architecture
烯石創新科技有限公司 (“Graphex Innovation and Technology Limited”)# (Formerly known as 宥盛資本有限公司, “Upworth Capital Limited”)	Hong Kong/limited liabilities Company	HK$623,837,138 (US$79,979,120)	-	100%	Investment holding
Think High Global Limited	British Virgin Islands/limited liabilities Company	US$1 (HK$7.8)	-	100%	Investment holding
泛亞景觀設計(上海)有限公司 (“Earthasia (Shanghai)Co., Ltd.”)# (“EASH”)	Mainland China/ wholly foreign owned enterprise	US$10,000,000 (HK$78,000,000)	-	100%	Landscape architecture
Earthasia Limited	Hong Kong/limited liabilities Company	HK$10,000 (US$1,282)	-	100%	Landscape architecture
泛亞城市規劃設計 (上海)有限公司 (“Earthasia Design (Shanghai) Co., Ltd.”)#	Mainland China/ wholly domestic owned enterprise	RMB21,000,000 (HK$22,935,765, US$2,940,483)	-	100%	Landscape architecture
泛亞國際環境設計 (廈門)有限公司 (“Earthasia (Xiamen) Co., Ltd.”)# (“EAXM”)	Mainland China/ wholly domestic owned enterprise	RMB1,000,000 (HK$1,271,941, US$163,069)	-	100%	Landscape architecture

前海泛亞景觀設計(深圳)有限公司 (“Earthasia (QianHai) Limited”)# (“EASZ”)	Mainland China/ wholly foreign owned enterprise	RMB5,000,000 (US$761,675)	-	100%	Interior design and landscape architecture
泛亞設計諮詢（青島）有限公司 (“Earthasia Design Consultant (QingDao) Limited”)# (“EAQD”)	Mainland China/wholly domestic owned enterprise	RMB540,000 (HK$636,820, US$81,644)	-	100%	Dormant
泛亞景觀設計(長春) 有限公司 (“Earthasia (Changchun) Company Limited”)# (“EACC”)	Mainland China/domestic owned enterprise	RMB2,000,000 (HK$2,232,642, US$286,236)	-	51%	Dormant
上海泛艾景觀設計有限公司 (“Shanghai Fan Ai Co. Ltd”)#	Mainland China/ wholly domestic owned enterprise	RMB17,650,000 (HK$19,734,406, US$2,530,052)	-	100%	Dormant
Carbonaphene Holdings Ltd	British Virgin Islands/limited liabilities Company	US$100 (HK$780)	100%	-	Investment holding
Yummy Food Holdings Limited	Hong Kong/limited liabilities Company	HK$1,307,150 (US$167,583)	-	100%	Dormant
上海景築文化旅遊發展有限 公 司 (“Shanghai Jingzhu Cultural Tourism Development Limited”)#	Mainland China/wholly domestic owned enterprise	RMB18,650,000 (HK$20,932,785, US2,683,690)	-	100%	Dormant
Happy Growth Group Limited (“Happy Growth”)	British Virgin Islands/limited liabilities Company	US$1 (HK$7.8)	-	100%	Investment holding
Nice Apex Limited (“Nice Apex”)	Hong Kong/limited liabilities Company	HK$1 (US$0.1)	-	100%	Dormant
Allied Apex Limited (“Allied Apex”)	Hong Kong/limited liabilities Company	HK$28,917,656 (US$3,707,392)	-	100%	Investment holding
上海湠奧新材料科技有限公司 (“Shanghai Tanao New Materials Technology Company Ltd.”)# (“Shanghai Tanao”)	Mainland China/ wholly foreign owned enterprise	HK$100,000,000 (US$12,820,513)	-	100%	Sale of graphene products
黑龍江省烯石新材料科技有限公司 (“Heilongjiang Province Graphex New Material Technology Company Limited”)# (“Graphex New Material”)	Mainland China/wholly domestic owned enterprise	RMB10,000,000 (HK$11,163,206, US$1,431,180)	-	100%	Dormant
黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 (“Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited”)# (“Jixi Company”)	Mainland China/ wholly domestic owned enterprise	RMB50,000,000 (HK$55,816,030, US$7,155,901)	-	100%	Manufacturing and sale of graphene products
烯石（黑龍江）新能源科技有限公司 (“Graphex (Heilongjiang) New Energy Technology Ltd”)# (“Graphex New Energy”)	Mainland China/wholly foreign owned enterprise	US$10,000,000 (HK$78,000,000)	-	100%	Dormant
Thai Gallery HK Limited (“Thai Gallery HK”)	Hong Kong/limited liabilities Company	HK$100 (US$12.8)	-	51%	Investment holding
Thai Gallery SRL (“Thai SRL”)	Italy/limited liabilities Company	EUR20,000 (HK$184,502, US$23,654)	-	51%	Dormant
Graphex Technologies, LLC	USA/ Wholly owned	-	-	100%	Marketing of graphene products
成都泰廊餐飲有限公司 (“Chengdu Thai Gallery Catering Company Limited”)# (“Chengdu Thai”)	Mainland China/ wholly domestic owned enterprise	RMB4,000,000 (HK$4,465,282, US$572,472)	-	51%	Dormant
成都泰好味餐飲有限公司 (“Chengdu Taihaowei Catering Company Limited”)# (“Chengdu Taihaowei”)	Mainland China/ wholly domestic owned enterprise	RMB5,000,000 (HK$5,581,603, US$715,590)	-	51%	Dormant
Le Colonial Company Limited (“1929 HK”)	Hong Kong/limited liabilities Company	HK$100(US$12.8)	-	100%	Dormant
壹玖貳玖(成都)餐飲有限公司 (“1929 (Chengdu) Catering Company Limited”)# (“1929 Chengdu”)	Mainland China/ wholly foreign owned enterprise	RMB500,000 (HK$558,160, US$71,559)	-	100%	Dormant
苏州工业园区文律阁酒店管理有限公司 (“Suzhou Industrial Park Wenlvge Hotel Management Co., Ltd.”)# (“Wenlvge”)	Mainland China/domestic owned enterprise	RMB5,000,000 (HK$5,667,697, US$726,628)	-	51%	Dormant
泰歡餐飲管理(上海)有限公司 (“Thai Joy F&B Management (Shanghai) Co., Ltd.”)# (“Thai Gallery SH”)	Mainland China/wholly foreign owned enterprise	RMB5,000,000 (HK$5,667,697, US$726,628)	-	51%	Catering Management

#	The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

EASH, EASZ, Thai Gallery SH, 1929 Chengdu, Graphex New Energy and Shanghai Tanao are registered as wholly foreign-owned enterprises under the law of the People’s Republic of China.

NOTE 2 — SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Liquidity and going concern

The Group’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Group’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.

During the years ended December 31, 2021 and 2022, the Group incurred net losses of HK$125,501,000 and HK$98,478,000 (approximately US$12,627,000), respectively. As of December 31, 2022, the Group’s current liabilities exceeded its current assets by HK$51,074,000 (approximately US$6,548,000) which together with continue losses from operations raises substantive doubt about its ability to continue as a going concern. In view of these circumstances, the management of the Group have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2021 and 2022, the management of the Group concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the next twelve months from the date of report which indicates that the Group will have sufficient liquidity during the next twelve months from cash flows generated by operations and currently available fund. In preparing the forecasted cash flows analysis, the management consider that:

1)	The Group has taken various cost control measures to tighten the costs of operations, including closing down under-performing restaurants;

2)	The Group is currently negotiating with the lenders to extend the repayment of the related debts, of which approximately HK$10,000,000 of the corporate bonds have subsequently been extended to February 2025;

3)	The Group has entered into a subscription agreement with the subscriber for the issue of convertible notes and warrants up to the aggregate amount not exceeding US$15 million on January 19, 2021 of which the convertible note holder will convert the outstanding convertible note into shares and the warrant holder will exercise its rights to purchase ordinary shares; and

4)	The Group is discussing terms with potential investors for raising new capital by way of issuing new equity and/or debt securities. However, there can be no certainty that these additional financings will be available on acceptable terms or at all.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Group to continue as a going concern. The consolidated financial statements for the years ended December 31, 2021 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Group to continue as a going concern.

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principle of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries (collectively referred to as the “Group”) for the years ended December 31, 2020, 2021 and 2022. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income (loss) are attributed to the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group and its subsidiaries are eliminated in full on consolidation.

Non-controlling interest

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Group.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, allowance for deferred taxes, provision for contingent assets and liabilities, incremental borrowing rates used for lease liability, revenue recognition, share-based compensation expense, fair value of financial instruments and investments, and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transactions

These financial statements are presented in Hong Kong dollars (HK$), which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. In the consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of operations and comprehensive loss.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the years ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to HK$7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2022. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

Fair value measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company identified equity investment at fair value as level 1 assets and financial assets as level 3 assets.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the consolidated financial statements, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use. Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. The Group maintains bank accounts in the PRC, Hong Kong and other non-U.S. jurisdictions. Cash balances in bank accounts in non-U.S. jurisdictions are not insured by the Federal Deposit Insurance Corporation or other programs.

The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.

Restricted cash

The Group considers cash and equivalents that are subject to contractual restrictions or other legal obligations and not readily available are classified as restricted cash.

Trade receivables, net

Trade receivables, net are stated at the carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 60 days, extending up to 180 days for major customers. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the estimated provision rate, age of the balance, the customer’s payment history, current credit-worthiness, and current economic trends. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Delinquent account balances are written-off the allowance after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowances when identified. Typically, the Group includes unbilled receivables in accounts receivable for contracts on which revenue has been recognized, but for which the customer has not yet been billed. Unbilled receivables, substantially all of which are expected to be billed within one year are stated at their estimated realizable value and consist of costs and fees billable on contract completion or the occurrence of contractual payment phase.

Notes receivable

Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance. The carrying amount of notes receivable approximates fair value.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to disposal. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value.

Loan receivables — related parties

Loan receivables — related parties represent loans to affiliates or directors with a term less than one year and interest bearing. Management regularly reviews the aging of receivables, changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets are mainly funds deposited or advanced to vendors for future inventory purchases or service providers for future services, rental deposits, service income receivables, employee advances and amount due from unrelated entities. These amounts are refundable and bear no interest. Management reviews its prepayments, other receivable and other current assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Financial assets — call options

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Group’s derivative financial instruments include the call option feature of the equity investments classifies as “financial assets at fair value”.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is calculated on the straight-line basis over its estimated useful life as follows:

Leasehold improvements	Over the shorter of the lease terms and 5 years
Right-of-use assets	Over the lease terms
Furniture and equipment	5 years
Motor vehicles	5 years
Machinery	5 – 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets mainly include those acquired through business combination and purchased intangible assets. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Purchased intangible assets are initially recognized and measured at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Brand names	8 – 10 years
Backlog contracts	20 years
Trademarks	15 years
Patents	15 years
Customer relationships	10 years
Software	3 – 5 years

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed. At each reporting date, the Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred.

The Group tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Investments under Equity method

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture which the Group has long -term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group applies the equity method to account for investments in associates and joint ventures over which it has significant influence but does not own a majority equity interest or otherwise control. When the Group’s share of losses in the investments equals or exceeds its interest in the associates and joint ventures, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

Equity investments without readily determinable fair values are measured using the equity method or measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). The group perform a qualitative assessment on a periodic basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in value are recorded in other income (expense), net.

Equity Investments at fair value

The Group’s equity investments are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. The Group has early adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we must estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we must recognize an impairment loss in the statements of operations equal to the difference between the carrying value and fair value.

The equity investments have been valued based on a cost-based valuation technique as detailed in Note 26 to the consolidated financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences.

Short-term borrowings, corporate bonds and Promissory Notes

Short-term borrowings, corporate bonds and Promissory Notes are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of operations over the estimated term of the facilities using the effective interest method.

Beneficial Conversion Feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable are retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion

Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid in capital (up to the amount credited to the additional paid in capital upon original issuance of the shares) and retained earnings.

Revenue recognition

The Group early adopted the new revenue standard ASC 606, Revenue from Contracts with Customers, on January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2021 and 2022 are presented under ASC 606. The Group elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Group’s consolidated financial statements.

The core principle of the new revenue standard is that a Group should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract Step 5: Recognize revenue when the Group satisfies a performance obligation

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in ASC606.

Revenue recognition policies for each type of revenue steam are as follows:

(a)	Sales of graphene products

Revenue from sale of graphene products is recognized at the point in time when the control of the asset is transferred to the customer, generally on delivery of the graphene products. Invoices for products are generally issued as control transfers, which is typically upon delivery.

(b)	Landscape architecture design services

Revenue from landscape architecture design services is generally recognized based on the Company’s efforts or inputs to the satisfaction of a performance obligation over time as work progresses because of continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. Typically, revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on the contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all labor costs and those indirect costs related to contract performance, such as indirect labor and supplies.

Contract modifications that extend or revise contract terms are generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract.

The timing of the satisfaction of the performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon the billing schedule stipulated in the contract which is generally based on the progress of the construction. Once the bills are issued to the customer, the customer generally has two months, extending up to six months for major customers to make the payment on the amount billed. The timing between the satisfaction of the performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

Cost based input methods of revenue recognition require the Company to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, labor, and other indirect costs. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

Claims to customers are amounts that the Group seeks to collect from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract. Claims are accounted for as variable consideration and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group uses the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which the Group will be entitled.

(c)	Management services

Revenue from management services is recognized over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group.

(d)	Catering services

Revenue from catering services is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products. There are no contracts for catering services that provide customers with rights of return or volume rebates.

The Group’s disaggregate revenue streams are summarized and disclosed in Note 21. The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Contract costs

Other than the costs which are capitalized as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalized as an asset if all of the following criteria are met:

a.	The costs relate directly to a contract or to an anticipated contract that we can specifically identify.
b.	The costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.
c.	The costs are expected to be recovered.

The capitalized contract costs are amortized and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized. Other contract costs are expensed as incurred.

Cost of revenues

Cost of revenues mainly represented salaries and benefits for employees directly involved in revenue generation activities in the landscape architecture and design segment. Cost of revenues in respect of the catering and graphene segments primarily consists of price of raw materials, labor costs, overhead costs, freight costs, depreciation, amortization and other related incidental expenses that are directly attributable to the catering and graphene segments.

Leases

Effective January 1, 2019, the Group adopted ASU 2016-02, “Leases” (Topic 842) which requires lessees to be recognized on the balance sheet a right-of-use asset (“ROU assets”) and related lease liability on the consolidated balance sheets using a modified retrospectively approach. The consolidated financial statements related to periods prior to January 1, 2019, were not restated, and continue to be reported under ASC Topic 840 — Leases (“ASC 840”), which did not require the recognition of operating lease liabilities on the consolidated balance sheets. As a result, the consolidated financial statements related to periods prior to January 1, 2019, are not entirely comparative with current and future periods. As permitted under ASC 842, the Group elected several practical expedients that permit the Group to not reassess (1) whether existing contracts are or contain a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. In addition, the Group has elected not to recognize short-term leases on the consolidated balance sheets.

ROU asset represents the Group’s rights to use underlying assets for the lease term and lease liability represents the Group’s obligation to make lease payments arising from the lease. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

For the identified leases, the Group used its marginal borrowing rate to discount the related future payment obligations as of January 1, 2019 to determine its lease liability as of the adoption date.

The Group records rent expense for operating leases, including leases of office locations and equipment, on a straight-line basis over the lease term. The Group begins recognition of rent expense on the commencement date, which is generally the date that the asset is made available for use. The lease liability is included in lease liabilities, current and lease liabilities, non-current within the consolidated balance sheets, which are reduced as lease related payments are made. The ROU asset is included in property and equipment and amortized on a periodic basis over the expected term of the lease. See Note 9 for additional information.

Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses.

Government Grants

Government grants mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Group records government subsidies as other income when there is no further performance obligation.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Share-based payments

The Group grants share options for the purpose of providing incentives and rewards to eligible employees and non-employee consultants. Employees’ share-based awards and non-employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period. The Group uses the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Group’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Group over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. The Group also makes payments to other defined contribution plans for employees employed by subsidiaries outside the PRC.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

Income taxes

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. HK tax returns filed in 2017 to 2022 are subject to examination by any applicable tax authorities. PRC tax returns filed in 2017 to 2022 are subject to examination by any applicable tax authorities.

Value added tax

Certain subsidiaries, joint venture and associate of the Group are subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 or at the rate of 17% in April 2018 and prior, certain VAT are refundable after filing rebate applications.

Related parties

Parties are considered to be related to the Group if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations comprehensive loss.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

Earnings (loss) per share

In accordance with ASC 260, Earnings Per Share, basic earnings (loss) per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in legal proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt — Debt with Conversion and Other Options for convertible instruments and introducing other changes. As a result of ASU No. 2020-06, more convertible debt instruments will be accounted for as a single liability measured at amortized cost and more convertible preference shares will be accounted for as a single equity instrument measured at historical cost, as long as no features require bifurcation and recognition as derivatives. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements and will adopt this standard for the year ending December 31, 2024.

On January 1, 2022, the Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Company’s consolidated financial statements and disclosures.

On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s consolidated financial statements and disclosures. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated financial statements.

NOTE 3 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2021 and 2022, cash and cash equivalents and restricted cash were as follows:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Cash and cash equivalents	30,240	31,470	4,035
Restricted cash	1,223	-	-
	31,463	31,470	4,035

As of December 31, 2021 and 2022, bank deposits of HK$1,223,000 and HK$nil were pledged to a bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements.

The Group’s cash and bank balances and restricted were denominated in HK$ at the end of the reporting period, except for the following:

	As of December 31,
	2021		2022
	Original currency in ‘000	HK$ equivalent in ‘000	Original currency in ‘000	HK$ equivalent in ‘000	US$ equivalent in ‘000
Cash and bank balances:
Hong Kong dollar	1,348	1,348	6,023	6,024	773
Renminbi (“RMB”)	22,155	27,098	20,730	23,211	2,976
Euro	111	981	99	820	105
US dollar	261	2,306	181	1,415	181

The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.

NOTE 4 — TRADE AND NOTES RECEIVABLES, NET

As of December 31, 2021and 2022, trade and notes receivables, net consist of the following:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Trade and notes receivables	173,326	160,630	20,593
Less: Provision for doubtful accounts	(58,612)	(59,497)	(7,628)
	114,714	101,133	12,965

As of December 31, 2021 and 2022, included in the Group’s trade and notes receivables were amounts billed of HK$139,018,000 and HK$122,612,000 (approximately US$15,719,000), respectively and unbilled of HK$34,308,000 and HK$38,018,000 (approximately US$4,874,000), respectively.

As of December 31, 2021 and 2022, notes receivable was HK$nil and HK$1,814,000 (approximately US$233,000), respectively. Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from 6 to 12 months from the date of issuance. No notes receivable was guaranteed or collateralized.

The following table summarizes the changes in provision for doubtful accounts:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	48,842	58,612	7,514
Charge to expense	8,211	6,052	776
Exchange difference	1,559	(5,167)	(662)
Ending balance	58,612	59,497	7,628

For the years ended December 31, 2020, 2021 and 2022, provision for doubtful accounts that charged to expense were HK$10,286,000, HK$8,211,000 and HK$6,052,000 (approximately US$776,000), respectively.

NOTE 5 — INVENTORIES

As of December 31, 2021and 2022, the composition of inventories consist of the following:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Raw materials	16,200	7,163	918
Finished goods	21,609	9,738	1,249
Less: provision for slow moving inventories	-	-	-
	37,809	16,901	2,167

The following table summarizes the changes in provision for slow moving inventories:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	1,042	-	-
Charge to expense	-	-	-
Write-off	(1,056)	-	-
Exchange difference	14	-	-
Ending balance	-	-	-

For the years ended December 31, 2020, 2021 and 2022, no provision for slow moving inventories was charged to expense.

NOTE 6 — PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

As of December 31, 2021 and 2022, prepayment, other receivables and other current assets consists of the followings:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Current:
Prepayments	51,542	36,199	4,641
Deposits and other receivables	9,133	8,269	1,060
Loan receivables (Note a)	7,365	-	-
Less: Provision for doubtful accounts	(11,784)	(2,876)	(370)
	56,256	41,592	5,331
Non-current:
Prepayments	-	3,224	413
Deposits	131	1,678	215
	131	4,902	628

	56,387	46,494	5,959

Note a

The Group had unsecured, interest-bearing loan receivables from various third parties. The maturity of these loans is generally within one year. As of December 31, 2021, the loan to third parties amounted to HK$7,365,000 with annual interest rates approximately 12%. There is no loan receivable from third parties as at December 31, 2022.

The following table summarizes the changes in provision for doubtful accounts:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	13,601	11,784	1,511
Charge to expense	9,417	(6,840)	(877)
Write-off	(11,577)	(1,453)	(186)
Exchange difference	343	(615)	(78)
Ending balance	11,784	2,876	370

For the years ended December 31, 2020, 2021 and 2022, provision for doubtful accounts was HK$114,000, HK$9,417,000 and reversal of doubtful accounts was HK$6,840,000 (approximately US$877,000).

NOTE 7 — FINANCIAL ASSETS

As of December 31, 2021 and 2022, financial asset consists of the followings:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Listed equity securities outside Hong Kong	-	31	4

The following table summarizes the movement of the balances of the financial assets measured at fair value on a recurring basis using observable inputs that reflect quoted prices (level 1) during years ended December 31, 2021 and 2022:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	-	-	-
Additions	-	34	4
Change in fair value	-	-	-
Exchange difference	-	(3)	-
Ending balance	-	31	4

For the years ended December 31, 2020, 2021 and 2022, the fair value change of the financial asset were HK$1,201,000, HK$nil and HK$nil.

NOTE 8 — CONTRACT ASSETS

As of December 31, 2021 and 2022, contract assets, net consist of the following:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Contract assets arising from:
Landscape architecture design services	115,290	105,468	13,522
Less: Provision for doubtful accounts	(71,420)	(74,834)	(9,594)
	43,870	30,634	3,928

Contract assets are initially recognized for revenue earned from landscape architecture design services as the cumulative revenue recognized in profit or loss exceed the cumulative billings to provide service. The contract assets will be reclassified as receivables when the progress billings are issued and delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due. The contract asset will also be reclassified as receivables when the performance obligation of the contracts has been completed.

The expected timing of recovery or settlement for contract assets as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Within one year	43,870	30,634	3,928
Total contract assets	43,870	30,634	3,928

The following table summarizes the changes in provision for doubtful accounts on contract assets:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	68,114	71,420	9,157
Charge to expense	1,310	9,745	1,249
Exchange difference	1,996	(6,331)	(812)
Ending balance	71,420	74,834	9,594

For the years ended December 31, 2020, 2021 and 2022, provision for doubtful accounts that charged to expense were HK$12,305,000, HK$1,310,000 and HK$9,745,000 (approximately US$1,249,000), respectively.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected losses. The provision rates of contract assets are based on days past due of trade receivables of various customer with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance).

NOTE 9 — PROPERTY AND EQUIPMENT, NET

As of December 31, 2021 and 2022, property and equipment, net consist of the following:

	Right-of-use assts	Leasehold improvements	Furniture and equipment	Motor vehicles	Plant and machinery	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
For year ended December 31, 2021
As of January 1, 2021, net of accumulated amortization ,depreciation and impairment	68,000	6,134	3,734	1,122	13,517	92,507
Additions	275	439	372	-	-	1,086
Disposal	-	-	(234)	-	-	(234)
Impairment	-	(1,480)	(246)	-	-	(1,726)
Amortization and depreciation	(12,107)	(2,540)	(1,286)	(410)	(933)	(17,276)
Lease termination	(2,136)	-	-	-	-	(2,136)
Exchange difference	1,628	(6)	344	23	382	2,371
As of December 31, 2021, net of accumulated amortization, depreciation and impairment	55,660	2,547	2,684	735	12,966	74,592

As of December 31, 2021:
Cost	79,866	18,165	14,751	2,067	14,965	129,814
Accumulated amortization and depreciation	(24,206)	(13,401)	(11,818)	(1,332)	(1,999)	(52,755)
Accumulated impairment	-	(2,217)	(250)	-	-	(2,467)
Net carrying amount (HK$”000)	55,660	2,547	2,684	735	12,966	74,592

	Right-of-use assts	Leasehold improvements	Furniture and equipment	Motor vehicles	Plant and machinery	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
For year ended December 31, 2022
As of January 1, 2021, net of accumulated amortization, depreciation and impairment	55,660	2,547	2,684	735	12,966	74,592
Additions	8,479	256	173	-	-	8,908
Disposal	-	-	(94)	(179)	-	(273)
Amortization and depreciation	(9,199)	(1,668)	(886)	(172)	(902)	(12,827)
Lease termination	(30,418)	-	-	-	-	(30,418)
Exchange difference	(3,133)	(157)	(179)	(48)	(1,062)	(4,579)
As of December 31, 2022, net of accumulated amortization, depreciation and impairment	21,389	978	1,698	336	11,002	35,403

As of December 31, 2022:
Cost	24,549	12,865	12,244	1,670	13,699	65,027
Accumulated amortization and depreciation	(3,160)	(11,887)	(10,546)	(1,334)	(2,697)	(29,624)
Accumulated impairment	-	-	-	-	-	-
Net carrying amount (HK$”000)	21,389	978	1,698	336	11,002	35,403

Net carrying amount (US$”000)	2,742	125	218	43	1,411	4,539

For the years ended December 31, 2020, 2021 and 2022, amortization and depreciation expense were HK$20,285,000, HK$17,276,000 and HK$12,827,000 (approximately US$1,644,000), respectively.

For the year ended December 31, 2020, 2021 and 2022, the Group closed certain loss-making restaurants and recorded impairment loss of HK$2,125,000, HK$1,726,000 and HK$nil, respectively, in the catering segment.

Right-of-use assets

The Group has several production plant and equipment lease agreements, and factory and dormitory lease agreements with lease terms ranging from 1 to 15 years.

As of December 31, 2021 and 2022, the Group recognized approximately HK$55,660,000 and HK$21,389,000 (approximately US$2,742,000) right-of-use (“ROU”) assets, respectively, and approximately HK$61,150,000 and HK$23,794,000 (approximately US$3,051,000) lease liabilities, respectively, based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 4.75% to 6.18% based on duration of lease terms.

As of December 31, 2021 and 2022, the weighted average discount rate are 8.6% and 5.8%, respectively and the weighted average remaining lease term are 11.2 years and 8.3 years, respectively.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The analysis of the net book value of right-of-use assets by class of underlying assets is as follows:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Other properties leased for own use	25,239	14,259	1,828
Plant and machinery leased for own use	30,421	7,130	914
	55,660	21,389	2,742

The analysis of expense items in relation to leases recognized in profit or loss is follows:

	As of December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Amortization expense of right-of-use assets	15,331	12,107	9,199	1,179
Interest expense on lease liabilities	5,673	5,594	4,035	517
Expense relating to short-term leases less than 12 months	3,440	826	1,106	142
Gain on lease termination	83	867	3,694	474

For the year ended December 2020, derecognition of right-of-use assets of HK$5,590,000 and lease liabilities of approximately HK$5,673,000 upon the closure of the restaurants, resulting in a gain of approximately HK$83,000, credited to consolidated statements of operations for the year ended December 31, 2020.

For the year ended December 2021, derecognition of right-of-use assets of HK$2,136,000 and lease liabilities of approximately HK$3,468,000 upon the closure of the restaurants, resulting in a gain of approximately HK$867,000, net of compensation paid of HK$465,000, credited to consolidated statements of operations for the year ended December 31, 2021.

For the year ended December 2022, derecognition of right-of-use assets of HK$30,418,000 (approximately US$3,900,000) and lease liabilities of approximately HK$34,112,000 (approximately US$4,373,000) upon the lease termination and HK$3,694,000 (approximately US$474,000), credited to consolidated statements of operations for the year ended December 31, 2022.

NOTE 10 — GOODWILL

As of December 31, 2021 and 2022, goodwill consist of the following:

	HK$’000	US$’000
Cost and net carrying amount as of January 1, 2021	101,939	13,069
Less: Impairment loss	-	-
As of December 31, 2021	101,939	13,069
Cost and net carrying amount as at January 1, 2022	101,939	13,069
Less: Impairment loss	-	-
As of December 31, 2022	101,939	13,069

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill acquired through business acquisitions is allocated to the Graphene Products Business cash generating-unit.

On August 7, 2019, the Group acquired 100% interest in Think High Global Limited and its subsidiaries from third parties of the Group. Think High Global Group is engaged in the manufacture and sale of graphene products (the “Graphene Products Business”). The acquisition was made as part of the Group’s strategy to enter the graphene industry. The aggregate consideration of HK$677.5 million (approximately US$86.9 million). The excess fair value of consideration over the identifiable assets acquired of HK$101.94 million (approximately US$13.07 million) was allocated to goodwill attributable to the Graphene Products Business segment.

The Group reviewed the carrying value of goodwill to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. As a result, no impairment loss was recognized for goodwill for the years ended December 31, 2020, 2021 and 2022.

During the year ended December 31, 2020, the Group decided to close certain loss-making restaurants in the near future and identified certain restaurants with insufficient future cash inflows to fully cover the carrying amount of the restaurants’ assets. For the years ended December 31, 2020, the Group recorded an impairment loss for the closed restaurants of HK$3,112,000.

NOTE 11 — OTHER INTANGIBLE ASSETS

As of December 31, 2021 and 2022, other intangible assets, net consist of the following:

	Software	Backlog Contracts	Brand name	Patents	Trademarks	Customer relationships	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
For year ended December 31, 2021
As of January 1, 2021, net of accumulated amortization and impairment	2,185	-	-	248,715	220,448	159,228	630,576
Additions	943	-	-	-	-	-	943
Amortization	(1,588)	-	-	(19,100)	(16,448)	(18,801)	(55,937)
Exchange difference	45	-	-	7,002	6,214	4,380	17,641
As of December 31, 2021, net of accumulated amortization and impairment	1,585	-	-	236,617	210,214	144,807	593,223

As of December 31, 2021:
Cost	18,265	18,052	6,893	282,693	250,586	190,952	767,441
Accumulated amortization	(16,606)	(2,795)	(1,596)	(46,076)	(40,372)	(46,145)	(153,590)
Accumulated impairment	(74)	(15,257)	(5,297)	-	-	-	(20,628)
Net carrying amount (HK$”000)	1,585	-	-	236,617	210,214	144,807	593,223

	Software	Backlog Contracts	Brand name	Patents	Trademarks	Customer relationships	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
For year ended December 31, 2022
As of January 1, 2022, net of accumulated amortization and impairment	1,585	-	-	236,617	210,214	144,807	593,223
Additions	393	-	-	-	-	-	393
Amortization	(1,233)	-	-	(17,892)	(15,895)	(18,168)	(53,188)
Exchange difference	(83)	-	-	(19,369)	(17,209)	(11,582)	(48,243)
As of December 31, 2022, net of accumulated amortization and impairment	662	-	-	199,356	177,110	115,057	492,185

As of December 31, 2022:
Cost	17,397	18,052	6,893	258,738	229,351	174,771	705,202
Accumulated amortization	(16,668)	(2,795)	(1,596)	(59,382)	(52,241)	(59,714)	(192,396)
Accumulated impairment	(67)	(15,257)	(5,297)	-	-	-	(20,621)
Net carrying amount (HK$’000)	662	-	-	199,356	177,110	115,057	492,185

Net carrying amount (US$’000)	85	-	-	25,559	22,706	14,751	63,101

Backlog contracts and brand name Patents, trademarks and customer relationships acquired through business combination are mainly related to the Graphene Products Business.

For the years ended December 31, 2020, 2021 and 2022, amortization expenses amounted to HK$53,171,000, HK$55,937,000 and HK$53,188,000 (approximately US$6,819,000), respectively.

The estimated amortization is as follows:

	Estimated amortization expense	Estimated amortization expense
	HK$’000	US$’000
Twelve Months Ending December 31,
2023	50,671	6,496
2024	50,023	6,413
2025	50,016	6,412
2026	50,016	6,412
2027	50,016	6,412
Thereafter	241,443	30,956
Total	492,185	63,101

Impairment loss on other intangible assets allocated to Catering Business

For the years ended December 31, 2020, 2021 and 2022, the management performed an impairment test at the backlog contracts and brand names associated with the Group’s catering business due to the continued under performance relative to the projected operating. The management measured impairment by comparing the carrying amount of the backlog contracts and brand names to the undiscounted future cash flows that the backlog contracts and brand names are expected to result from the use of the assets. The sum of the expected undiscounted cash flows is less than the carrying amount of the backlog contracts and brand names. As a result, the Group recognized an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the years ended December 2020, 2021 and 2022, the Group recognized impairment loss of backlog contracts of HK$15,257,000, $nil and $nil, respectively, and brand names of HK$4,789,000, $nil and $nil, respectively

Impairment test on other intangible assets allocated to Graphene Products Business

During the years ended December 31, 2020, 2021 and 2022, the management reviewed from impairment and evaluated that the patents, trademarks and customer relationships associated with the Group’s Graphene Products Business. The management measured impairment by comparing the carrying amount of the patents, trademarks and customer relationships to the undiscounted future cash flows that the patents, trademarks and customer relationships are expected to result from the use of the assets. The sum of the expected future undiscounted cash flows exceeded the carrying amount of the patents, trademarks and customer relationships. As a result, no impairment loss was recognized for these assets for the years ended December 31, 2020, 2021 and 2022.

NOTE 12 — INVESTMENTS

As of December 31, 2021 and 2022, investments consist of the following:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
(i) Investment in joint ventures	-	-	-
(ii) Investment in associates	521	227	29
(iii) Equity investments at fair value	1,312	94	12
	1,833	321	41

(i) Investments in joint ventures

The followings are details of investments in joint ventures.

			Percentage of
Name	Particulars of issued shares held/paid-up capital	Place of registration and business	Ownership interest	Voting power	Profit sharing	Principal activity
Ease Global Limited (“EA Trading”)	Issued shares of US$100	BVI	30	50	30	Trading business
Graphex Michigan I, LLC (“Michigan”)	90 JV units	US	33	33	33	Develop and operate an anode material processing facility in the US

EA Trading

The Group has discontinued the recognition of its share of losses of a joint venture, EA Trading, because the share of losses of the joint venture exceeded the Group’s interest in the joint venture and the Group has no obligation to take up further losses. The amount of the Group’s unrecognized share of losses and accumulated loss of EA Trading were HK$2,457,000 and HK$5,812,000 for the year ended December 31, 2020. The amount of the Group’s unrecognized share of losses and accumulated loss of EA Trading were HK$3,267,000 and HK$9,079,000 for the year ended December 31, 2021. The amount of the Group’s unrecognized share of losses and accumulated loss of EA Trading were HK$1,954,000 (approximately US$251,000) and HK$11,033,000 (approximately US$1,414,000) for the year ended December 31, 2022.

Michigan

During the year ended December 31, 2022, the Group established a new joint venture Graphex Michigan I, LLC (“Michigan”). Michigan which did not started its operation as of December 31, 2022.

(ii) Investments in Associates

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Teddy	521	227	29

Particulars of the Group’s associates are as follows:

		Percentage of
Name	Particulars of Place of issued shares held/ registration paid-up capital and business	Ownership interest	Voting power	Profit sharing	Principal activity
Shanghai Teddy Friends Investment Management Limited (“Teddy”)	Registered capital of Mainland China RMB27,000,000	20	20	20	Investment holding
Suzhou Sudi Investment and Development Limited (“Sudi”)	Registered capital of Mainland China RMB35,000,000	10	10	10	Operating a theme park facility in Mainland China

Teddy and its subsidiary, Sudi are indirectly held by the Company. Teddy and Sudi, which are considered as associates of the Group and are accounted for using the equity method.

Movements on investment in associates during the years ended December 31, 2021 and 2022 were as follows:

HK$’000
As of January 1, 2021	854
Share of loss	(356)
Exchange difference	23
As of December 31, 2021 and January 1, 2022	521
Share of loss	(249)
Exchange difference	(45)
As of December 31, 2022	227

For the years ended December 31, 2020, 2021 and 2022, the Group recognized share of loss of HK$419,000, HK$356,000 and HK249,000(approximately US$32,000), respectively. There was no indicator of impairment noted for the investments in associates as of December 31, 2020, 2021 and 2022.

(iii) Equity investments at fair value

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Unlisted equity investment, at fair value
Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”)	1,312	94	12

In 2015, the Company paid HK$2.86 million for investing in approximately 7.41% equity interest in an unlisted entity, namely Shenzhen Qianhai Lendbang Internet Financial Services Limited (“Lendbang”), which is an associate of Pubang Landscape Architecture Company Limited (“Pubang”) principally engaged in the internet financial services business. The above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.

Movements on unlisted equity investment unlisted during the years ended December 31, 2021 and 2022 were as follows:

HK$’000
As of January 1, 2021	1,235
Change in fair value	41
Exchange difference	36
As of December 31, 2021 and January 1, 2022	1,312
Change in fair value	(1,151)
Exchange difference	(67)
As of December 31, 2022	94

During the years ended December 31, 2020, 2021 and 2022, the Group received dividends in the amounts of HK$250,000, HK$ nil and HK$60,000 (approximately US$7,000) from Lendbang, respectively. For the years ended December 31, 2020, 2021 and 2022, the Group recognized changes in fair value in the amounts of increase of HK$336,000, increase of HK$41,000 and decrease of HK$1,151,000 (approximately US$148,000) through loss in the consolidated statement of operations.

NOTE 13 — CONTRACT LIABILITIES, OTHER PAYABLE AND ACCRUALS

As of December 31, 2021 and 2022, contract liabilities, other payables and accruals consist of the followings:

		As of December 31,
		2021	2022	2022
	Notes	HK$’000	HK$’000	US$’000
Current:
Contract liabilities	(a)	45,264	37,410	4,796
Other payables and accruals
Other payables	(b)	32,597	35,975	4,612
Interest payables		22,024	12,344	1,583
Total		54,621	48,320	6,195

Note:

(a) Contract liabilities, details of contract liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Gross amount due to customers for construction work	44,002	36,269	4,650
Short-term advances received from customers:
Graphene products business	1,262	1,141	146
Total	45,264	37,410	4,796

(b) Other payables

Other payables are non-interest-bearing and have an average term of three months.

NOTE 14 — LEASE LIABILITIES

To determine the estimated future lease payments, the Group reviews each of its lease agreements to identify the various payment components. The Group includes only the actual lease components in its determination of future lease payments for all the leases. Once the estimated future lease payments are determined, the Group uses a discount rate to calculate the present value of the future lease payments. As of December 31, 2021 and 2022, weighted average discount rate of 8.6% and 5.8%, respectively, has been applied to the remaining lease payments to calculate the lease liabilities included within the consolidated balance sheets. This represents the incremental borrowing rate the Group would be subject to on borrowings from its available revolving debt agreements. As of December 31, 2021 and 2022, the weighted average remaining lease term is 11.3 years and 8.3 years, respectively. The following table shows the remaining contractual maturities of the Group’s lease liabilities as of December 31, 2021 and 2022:

	As of December 31, 2021		As of December 31, 2022
	Present value of the minimum lease payment	Total minimum lease payments	Present value of the minimum lease payment	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Within 1 year	7,918	12,938	5,146	6,404	821
After 1 year but within 2 years	3,304	7,946	4,311	5,316	682
After 2 years but within 5 years	10,100	22,316	3,987	6,269	804
After 5 years	39,828	54,550	10,350	12,534	1,607
	61,150	97,750	23,794	30,523	3,914
Less: total future interest expense		(36,600)		(6,729)	(863)
Total present value of lease liabilities		61,150		23,794	3,051
Less: Non-current portion		(53,232)		(18,648)	(2,391)
Lease liabilities – current		7,918		5,146	660

NOTE 15 — BANK BORROWING, SHORT-TERM BORROWINGS AND OTHER BORROWINGS

(a)	As of December 31, 2021 and 2022, the Group had bank borrowing of HK$6,115,000 and HK$11,194,000 (approximately US$1,435,000) denominated in Renminbi, carry fixed interest rate at 4.875% and 4.35% per annum, respectively and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b)	Short-term borrowings — related parties and other borrowings — related parties as of December 31, 2021 and 2022 were consist of the following:

				2021	2022
Current	Relationship	Interest rate %	Maturity	HK’000	HK$’000	US$’000
Boxuan Wu	Legal representative of Taihaun	4.75%	2023	2,104	1,478	189
Lexinter International Inc.	Shareholder of the Group	5%	2022	1,085	-	-
Earthasia Worldwide Holdings Limited	Joint Venture	12%	2021	95	-	-
Shanghai Yi Gui Pinpai Mangaement Limited (上海奕桂品牌管理有限 公司) (“Yi Gui”)	Joint Venture	8%	2021	3,975	-	-
				7,259	1,478	189

During the year ended December 31, 2021, the outstanding loan balance of HK$1,808,000 and interest payable of HK$42,000 was waived by Suk Fan Chan, thus the Company recognized gain on waiver of short-term borrowings and related interest payable of HK$1,850,000(approximately US$237,000). During the year ended December 31, 2022, the Company recognized gain on waiver of short-term borrowings and related interest payable of HK$392,000 (approximately US$50,000).

For the years ended December 31, 2020, 2021, and 2022, the Group recognized interest expense from related parties of HK$585,000, HK$498,000 and HK$328,000 (approximately US$42,000) respectively.

(c) Short-term borrowings — third parties as of December 31, 2021 and 2022 were consist of the followings:

						2021	2022
Note	Date of loan	Guarantee	Original Currency $’000	Interest rate	Maturity date	HK$’000	HK$’000	US$’000
Current
(1)	19/2/2020	NO	HK$6,000	18%	4/10/2020	6,000	-	-
(2)	1/1/2022	NO	RMB3,250	4%	30/6/2022	-	2,911	373
						6,000	2,911	373

Non-current
(3)	9/9/2021	NO	HK$3,875	5.5%	8/9/2023	3,875	-	-
(4)	29/8/2022	NO	HK$6,000	9%	28/8/2024	-	6,000	769
(5)	29/8/2022	NO	HK$5,000	9%	28/8/2024	-	5,000	641
						3,875	11,000	1,410

Note:

(1)	On February 19, 2020, the Group entered a short-term loan agreement with an individual, Shen Tao Yu to borrow HK$6,000,000 with due date on April 18, 2020. The balance was fully repaid during 2022.

(2)	On January 1, 2022, the Group entered into an agreement with a former director, Tian Ming, and a joint venture of the Company, Yi Gui, in which Yi Gui assigned its loan receivable from the Company to Tian Ming. Up to the date of report, the balance was not yet repaid.

(3)	On September 9, 2021, the Group entered a short-term loan agreement with an individual, Zhao Ying Mei to borrow HK$3,875,000 with due date on September 8, 2023. The balance was fully repaid during 2022.

(4)	On August 29, 2022, the Group entered a short-term loan agreement with an individual, Shen Tao Yu, to borrow HK$6,000,000 with due date on August 28, 2024. Up to the date of report, the balance was not yet repaid.

(5)	On August 29, 2022, the Group entered short-term loan agreements with an individual, Li Jia, to borrow HK$5,000,000 with due date on August 28, 2024. Up to the date of report, the balance was not yet repaid.

For the years ended December 31, 2020, 2021, and 2022, the Group recognized interest expense of HK$2,122,000, HK$2,280,000 and HK$995,000 (approximately US$128,000) respectively.

NOTE 16 — CORPORATE BONDS PAYABLE

The corporate bonds recognized in the consolidated financial statements are calculated as follows:

	HK$ 6% Corporate Bonds due 2021	HK$ 9% Corporate Bonds due 2022	HK$ 6% Corporate Bonds due 2021	HK$ 9% Corporate Bonds due 2021	HK$ 6% Corporate Bonds due 2022	HK$ 6% Corporate Bonds due 2023	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note a)	(note b)	(note c)	(note d)	(note e)	(note c)
Balance as at January 1, 2021	103,936	5,000	35,776	5,000	76,041	-	225,753
Issuance during the year	-	-	-	-	-	8,000	8,000
Transaction costs	-	-	-	-	-	(560)	(560)
Repayment	(75,900)	-	-	(5,000)	-	-	(80,900)
Amortization	1,564	-	1,224	-	2,861	262	5,911
Balance as at December 31, 2021 (HK$’000)	29,600	5,000	37,000	-	78,902	7,702	158,204
Less: non-current Portion (HK$’000)	-	-	-	-	-	(7,702)	(7,702)
Current portion (HK$’000)	29,600	5,000	37,000	-	78,902	-	150,502

	HK$ 6% Corporate Bonds due 2021	HK$ 9% Corporate Bonds due 2022	HK$ 6% Corporate Bonds due 2021	HK$ 9% Corporate Bonds due 2021	HK$ 6% Corporate Bonds due 2022	HK$ 6% Corporate Bonds due 2023	HK$ 6% Corporate Bonds due 2025	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note a)	(note b)	(note c)	(note d)	(note e)	(note c)	(note f)
Balance as at January 1, 2022	29,600	5,000	37,000	-	78,902	7,702	-	158,204
Issuance during the year	-	-	-	-	-	-	-	-
Transaction costs	-	-	-	-	-	-	-	-
Transfer	-	-	-	-	(2,500)	-	2,500	-
Repayment	(6,645)	(5,000)	(8,307)	-	(23,776)	-	-	(43,728)
Amortization	-	-	-	-	598	293	-	891
Balance as at December 31, 2022 (HK$’000)	22,955	-	28,693	-	53,224	7,995	2,500	115,367
Less: non-current Portion (HK$’000)	-	-	-	-	-	-	(2,500)	(2,500)
Current portion (HK$’000)	22,955	-	28,693	-	53,224	7,995	-	112,867

Balance as at December 31, 2022 (US$’000)	2,943	-	3,679	-	6,823	1,025	321	14,791
Less: non-current Portion (US$’000)	-	-	-	-	-	-	(321)	(321)
Current portion (US$’000)	2,943	-	3,679	-	6,823	1,025	-	14,470

Note:

(a)	On December 7, 2018, the Company issued HK$110,000,000 corporate bonds with a nominal value of HK$110,000,000, of which HK$105,500,000 (approximately US$13,525,641) was received in 2019. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.
(b)	On February 26, 2020, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 (approximately US$641,000) was received in 2020. The bonds carry interest at a rate of 9%, which is accumulated daily on the 365 daily basis and payable annually after the period.
(c)	On November 25, 2019, the Company issued HK$150,000,000 corporate bonds with a nominal value of HK$150,000,000, of which HK$37,000,000 (approximately US$4,743,590) and HK$79,500,000 (approximately US$10,192,308) was received in 2019 and 2020. Respectively. The bonds carry interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually after the period.
(d)	On December 12, 2019, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000, of which HK$5,000,000 (approximately US$641,000) was received in 2019. The bonds carry interest at a rate of 9%, which is accumulated daily on the 365 daily basis and payable annually after the period.
(e)	On January 6, 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$8,000,000 was received in 2021. The bonds carry interest at a rate of 6% per annum and payable annually after the period.
(f)	On December 29, 2022, one bondholder transferred its “HK$ 6% corporate bond due 2021” to another independent third party of which the corporate bond was extended to February 1, 2025.
(g)	The effective interest rates of HK$105,500,000 6% Corporate Bonds due in 2021 and HK$124,500,000 6% Corporate Bonds due in 2021, 2022 and 2023 are 9.13% and 10.04%, respectively.
(h)	Subsequent to December 31, 2022, certain holders of bonds with aggregate carrying amount of approximately HK$10,000,000 have agreed in writing to extend the maturities of the relevant bonds to February 2025. The directors are in negotiating for extension of the remaining corporate bonds with the bond holders

For the years ended December 31, 2020, 2021, and 2022, the Group recognized interest expense of HK$19,442,000, HK$18,060,000 and HK$9,907,000 (approximately US$1,270,000) respectively.

NOTE 17 — PROMISSORY NOTES

As of December 31, 2021 and 2022, Promissory Notes details were as follows:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	298,089	308,075	39,497
Less: Conversion to preference shares	-	(184,485)	(23,652)
Less: Amortization (note)	17,086	-	-
Gain on troubled debt restructuring	(4,934)	-	-
Fair value of subscription rights from troubled debt restructuring	(2,166)	-	-
Ending balance	308,075	123,590	15,845

On August 7, 2019, the Company issued a 4-year unsecured Promissory Note with nominal value of HK$348,080,000 denominated in Hong Kong dollars. The interest for the Promissory Note is 2% per annum. The effective interest rate of the Promissory Note is 8.4% per annum. The fair value of the Promissory Note at acquisition date is estimated to be approximately HK$275 million.

Troubled Debt Restructuring

On December 9, 2021, the Company and the Subscriber of Promissory Note signed the Agreement for the extension of term of Promissory Note. Pursuant to the agreement, the Subscriber shall surrender the Promissory Note to the Company in exchange for the Company re-issuing the Extended Promissory Note with maturity date extended from August 6, 2023 to August 6, 2026 and subject to fulfilment of the conditions precedent, the Company granted a subscription right to the Subscriber, under which the Company shall allot and issue to the Subscriber, 323,657,534 Preference Shares at the Subscription Price of HK$0.73 per Preference Share, with an aggregated Subscription Price of HK$236,270,000, which has a fair value of HK$184,485,000. The aggregated Subscription Price shall be satisfied in full by setting off against the Company’s obligation to repay part of the Extended Promissory Note. On March 25, 2022, the Company issued 323,657,534 preference shares to the Promissory Note Subscriber for setting off against the Company’s obligation to repay part of the Extended Promissory Note, there was no cash proceeds from the issue of preference shares.

The Company evaluated the reduction under ASC 470 and concluded that there were indicators of financial difficulty at this date and a concession had been granted. Therefore, the amendment should be accounted for under the troubled debt restructuring model.

When a borrower has a troubled debt restructuring (“TDR”) in which the terms of its debt are modified, it should analyze the future undiscounted cash flows to determine the appropriate accounting treatment. The recognition and measurement guidance for a TDR depends on whether the future undiscounted cash flows specified by the new terms are greater or less than the carrying value of the debt. The Company determined that the future undiscounted cash flows under the new terms were less than the adjusted net carrying value of the original debt, therefore a gain on troubled debt restructuring of $HK4,939,000 (approximately US$634,000) was recorded for the difference on the consolidated statement of operations for the year ended December 31, 2021.

The fair value of subscription right was computed using the Black-Scholes option pricing model variables used in the option-pricing model include (1) fair value of preference shares of $0.57 at the grant date, (2) exercise price of $0.73, (3) risk-free interest rate of 0.06% at the grant date, (4) expected life of 0.37 year, (5) expected volatility of 36.37% and (6) expected dividend yield of 0.00%.

Conversion to preference shares

On March 25, 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the promissory note principal amounting to HK$236,270,000, which has a fair value of HK$184,485,000 as at March 25, 2022.

For the years ended December 31, 2020, 2021, and 2022, interest expense was HK$6,962,000, HK$6,962,000 and HK$3,339,000 (approximately US$428,000), respectively.

NOTE 18 — CONVERTIBLE NOTES

The convertible notes details as of December 31, 2021 and 2022 were consist of the following:

	Total	Total
	HK$’000	US$’000
As of January 19, 2021	-	-
Proceed of convertible notes (note(a))	62,698	8,038
Less: Allocated fair value of warrant subscription rights (note(b))	(12,490)	(1,601)
Less: Allocated intrinsic value of beneficial conversion feature (note(b))	(40,935)	(5,248)
Add: Accumulated amortization of debt discount	22,285	2,857
Conversion to shares (note(c))	(17,437)	(2,236)
As of December 31,2021 and January 1, 2022	14,121	1,810
Proceed of convertible notes (note(a))	53,553	6,866
Less: Allocated fair value of warrant subscription rights (note(b))	(17,405)	(2,231)
Less: Allocated intrinsic value of beneficial conversion feature (note(b))	(36,148)	(4,634)
Add: Accumulated amortization of debt discount	51,279	6,573
Conversion to shares (note(c))	(32,861)	(4,213)
As of December 31,2022	32,539	4,171
Less: non-current portion	(15,166)	(1,944)
Current portion	17,373	2,227

Note:

(a)	Proceed of convertible notes

Pursuant to the Subscription Agreement entered into between the Company and Lexinter International Inc. (“Lexinter”) on January 19, 2021, the Company shall issue the Convertible Notes and Warrants in tranches up to the aggregate principal amount not exceeding the total Commitment of US$15,000,000 (equivalent to HK$116,250,000) but not less than the Minimum Commitment of US$5,000,000 (equivalent to HK$38,750,000) which are secured by the Share Charge. The initial conversion price is HK$0.65 per conversion shares and the conversion note will bear the interest of 5.5% per annum and will be due on the second anniversary of their issue dates. The holder of an issued convertible note retains the right to convert the same at any time prior to the maturity date for such note, which, with respect to a given convertible note, occurs on the second (2nd) anniversary of the issue date of such note. The Company shall redeem each outstanding convertible note at 100 per cent of its outstanding principal amount plus the accrued but unpaid interest thereon as of such note’s maturity date (inclusive). The Warrant was issued by the Company to the Subscriber at the Warrant Purchase Price of US$1.00, which entitles the Warrantholder to exercise the Warrant Subscription Right at the initial Warrant Exercise Price of HK$0.65 per Warrant Share and the Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue.

During the year ended December 31, 2021 and 2022, the Company issued various Convertible Notes in tranches in an aggregate amount of HK$53,552,500 (approximately US$6,910,000) and HK$62,698,000 (approximately US$8,090,000), respectively, to Lexinter and several assignees.

(b)	Allocated fair value of warrant subscription rights and intrinsic value of beneficial conversion feature

During the year ended December 31, 2021, at the time of issuance, the Company allocated the proceeds to the convertible notes and warrants subscription rights based on their relative fair values and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the convertible notes. The warrants are considered being indexed to the Company’s own shares and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants subscription rights and BCF was recorded into additional paid-in capital. The warrants were treated as a discount on the convertible notes and were valued at HK$12,490,000 (approximately US$1,601,000). Additionally, the convertible notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on notes issuance date. The value of the BCF was recorded as a discount on the convertible notes. Hence, in connection with the issuance of the convertible notes, the Company recorded a total debt discount of HK$53,424,000 that will be amortized over the term of the Notes using effective interest rate method. The fair value of the warrants subscription rights was computed using the Black-Scholes option pricing model variables used in the option-pricing model include (1) risk-free interest rate of 0.63% at the grant date, (2) expected warrant life of 5 years, (3) expected volatility of 73.33% and (4) expected dividend yield of 0.00%. On September 10, 2021, the warrants subscription rights were exercised, and 48,228,846 warrant shares were issued at warrant purchase price of US$1.00.

During the year ended December 31, 2022, at the time of issuance, the Company allocated the proceeds to the convertible notes and warrants subscription rights based on their relative fair values and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the convertible notes. The warrants are considered being indexed to the Company’s own shares and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants subscription rights and BCF was recorded into additional paid-in capital. The warrants were treated as a discount on the convertible notes and were valued at HK$17,406,000 (approximately US$2,232,000). Additionally, the convertible notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on notes issuance date. The value of the BCF was recorded as a discount on the convertible notes. Hence, in connection with the issuance of the convertible notes, the Company recorded a total debt discount of HK$53,553,000 that will be amortized over the term of the Notes using effective interest rate method. The fair value of the warrants subscription rights was computed using the Binomial option pricing model variables used in the option-pricing model include (1) risk-free interest rate of 1.49% at the grant date, (2) expected warrant life of 5 years, (3) expected volatility of 56.17% and (4) expected dividend yield of 0.00%. On January 10, 2022, the Company issued warrants to the subscriber at the warrant purchase price of US$1for amount of US$3,455,000 which entitle the warrant holder to subscribe for 41,194,230 new shares of the Company at the exercise price of HK$0.65 per share.

(c)	Conversion to shares

During the year ended December 31, 2021 and 2022, the convertible notes of USD$2,250,000 (equivalent HK$17,437,500) and USD$4,240,000 (equivalent HK$32,861,000) were converted into 26,826,921 and 50,553,846 ordinary shares, respectively.

Subsequent to December 31, 2022, convertible notes with principal amount of US$7,830,000 (equivalent HK$60,682,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 93,357,690 conversion shares to the convertible note holder.

(d)	Interest expenses

For the year ended December 31, 2021 and 2022, interest expense was HK$1,860,000 and HK$4,800,000 (approximately US$619,000), respectively. For the year ended December 31, 2021 and 2022, HK$1,785,000 and HK$4,765,000 recorded a gain on waiver of convertible notes interest which interest was waived by Lexinter and its assignees, respectively.

NOTE 19 — INCOME TAX

Enterprise income tax

Cayman Islands

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Currently, Hong Kong adopts a two-tier profits tax rate regime (the “Regime”) that the applicable profits tax rate for the first HK$2 million of assessable profits is 8.25% and for the remainder of assessable profits is 16.5%. The Regime is applicable to years of assessment beginning on or after 1 April 2018. Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Company in Hong Kong are subject to the Regime. Dividend incomes received from PRC subsidiaries are not subject to Hong Kong profit tax. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Jixi Company qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2022 to 2024.

The United States

The United States Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the years ended December 31, 2020, 2021 and 2022, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

The loss before tax comprise:

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Cayman	(64,895)	(96,977)	(73,634)	(9,441)
Hong Kong	(7,113)	(7,421)	(9,583)	(1,229)
Mainland China	(25,872)	(20,610)	(13,348)	(1,711)
Others	(10,522)	(173)	(5,194)	(667)
Loss before tax	(108,402)	(125,181)	(101,759)	(13,048)

The income tax expenses comprise:

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Current income tax expense	9,164	7,993	6,506	834
Deferred income tax benefit	(16,945)	(7,673)	(9,787)	(1,255)
Income tax (benefit) expense	(7,781)	320	(3,281)	(421)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31,
	2020	2021	2022
Income tax computed at HK statutory tax rate	16.5%	16.5%	16.5%
Effect of tax-preferential entries	(8.7)%	(11)%	(12.8)%
Additional R&D deduction	(3.5)%	(2.3)%	2.8%
Change in valuation allowance	(2.5)%	(3.6)%	(5.6)%
Tax loss utilized or expired	-	-	0.4%
Non-taxable income	-	-	4.5%
Non-deductible expense	5.2%	-	(2.6)%
Effective tax rate	7.0%	(0.4)%	3.2%

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:

Deferred tax assets

	Accumulated losses carry forward	Allowance of doubtful accounts	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
As of January 1, 2021	913	2,438	3,351	430
Credit to the statement of operations	(37)	793	756	97
Effect of net operating loss	6,162	-	6,162	790
Less: valuation allowance	(6,162)	-	(6,162)	(790)
Reallocation	(876)	-	(876)	(112)
Exchange difference	-	85	85	10
As of December 31, 2021 and January 1, 2022	-	3,316	3,316	425
Credit to the statement of operations	-	1,942	1,942	249
Effect of net operating loss	11,961	-	11,961	1,533
Less: valuation allowance	(11,961)	-	(11,961)	(1,533)
Exchange difference	-	(355)	(355)	(45)
As of December 31, 2022	-	4,903	4,903	629

The following table summarizes the changes in valuation allowance:

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Beginning balance	6,159	6,162	790
Addition	3	5,799	743
Ending balance	6,162	11,961	1,533

The realization of net operating loss is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2020, 2021 and 2022, HK$3,351,000, HK$3,316,000 and HK$4,903,000 (approximately US$629,000) deferred tax assets have been recognized, respectively. The Group considers future taxable income, including the impacts of reversing taxable temporary differences and future forecasted income when evaluating whether deferred tax assets are more likely than not to be realized prior to expiration.

Deferred tax liabilities

	Recognition of intangible assets arising from business combination	Effect of withholding tax on the distributable profits of The Group’s PRC subsidiaries	Total	Total
	HK$’000	HK$’000	HK$’000	US$’000
As of January 1, 2021	94,390	1,307	95,697	12,269
Credit to the statement of operations	(6,917)	-	(6,917)	(887)
Reallocation	(876)	-	(876)	(112)
Exchange difference	2,201	-	2,201	282
As of December 31, 2021 and January 1, 2022	88,798	1,307	90,105	11,552
Credit to the statement of operations	(7,845)	-	(7,845)	(1,006)
Exchange difference	(7,226)	-	(7,226)	(926)
As of December 31, 2022	73,727	1,307	75,034	9,620

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from January 1, 2008.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

As of December 31, 2021 and 2022, the Group has tax losses arising in Mainland China of RMB14,422,000 (HK$17,639,000) and RMB36,980,000 (HK$41,397,000) that will expire in one to five years for offsetting against future taxable profits.

As of December 31, 2021 and 2022, the Group has tax losses arising in Hong Kong of HK$40,377,000 and HK$37,796,000 (approximately US$4,846,000), respectively, for offsetting against future taxable profits indefinitely.

The realization of net operating loss carryforward is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 20 — SHARE CAPITAL AND TREASURY STOCK

Ordinary stock

The Company was established under the laws of Cayman Islands on November 25, 2013. By an ordinary resolution passed at the extraordinary general meeting held on April 8, 2021, the Company’s authorized ordinary share capital was increased to 2,000,000,000 ordinary shares by the creation of an additional 1,220,000,000 ordinary shares of HK$0.01 each, ranking pari passu with the existing ordinary shares of the Company in all respects. The original authorized number of Ordinary Stock was 2,000,000,000 shares (2021: 2,000,000,000 shares) with a par value of HK$0.01 per share.

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Issued and fully paid ordinary stock	5,091	6,835	876

A summary of movements in the Company’s ordinary stock is as follows:

	Note	Number of issued and fully paid shares	Par value of shares	Additional paid-in capital
			HK$’000	HK$’000
As of January 1, 2021		482,290,000	4,823	355,685
Issue of ordinary shares upon conversion of convertible notes	1)	26,826,921	268	17,169
Issuance of warrants subscription rights associated with convertible notes		-	-	12,490
Beneficial conversion feature associated with convertible notes		-	-	40,935
Fair value of subscription rights from trouble debt Restructuring		-	-	2,166
Equity-settled share-based transactions	2)	-	-	7,687
As of January 1, 2022		509,116,921	5,091	436,132
Issue of ordinary shares upon conversion of convertible notes	1)	50,553,843	506	32,355
Issue of ordinary shares from public offering	3)	108,000,000	1,080	84,833
Issue of ordinary shares upon exercise of share options	2)	15,822,308	158	10,126
Issuance of warrants subscription rights associated with convertible notes		-	-	17,405
Beneficial conversion feature associated with convertible notes		-	-	36,148
As of December 31, 2022		683,493,072	6,835	616,999

Note:

1)	Issue of ordinary shares upon conversion of convertible notes

On March 5, 2021, the Company allotted and issued a total of 5,961,538 conversion shares to convertible notes holders. On November 10,2021, the Company allotted and issued a total of 20,865,383 conversion shares to the convertible note holders.

On February 15, 2022, March 31, 2022, September 30, 2022, October 26, 2022 and December 30, 2022, the Company allotted and issued total of 2,384,615, 17,884,614, 119,230, 357,692 and 29,807,692 conversion shares, respectively, to convertible notes holders.

2)	Share options

On January 28, 2021, the Board of Directors of the Company approved 25,500,000 share options to be granted and 25,500,000 share options were granted, accepted and vested to certain directors and employees under the Share Option Scheme. The exercise price of the options is HK$0.65. These share options granted were vested on January 28, 2021 with an exercise period from January 28, 2021 to January 27, 2026. The fair value at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted. The fair value in excess of the par value of these shares of approximately HK$7,687,000 was credited to additional paid in capital. The fair value at grant date is estimated using market price of shares at grant date which shares were granted.

On May 10, 2022, May 11, 2022, June 6, 2022 and November 30, 2022, the directors exercised their share options under the Company’s share option scheme, the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,882,308 shares, respectively.

3)	Issue of ordinary shares from public offering

On August 17, 2022, the Company began its American Depositary Shares (ADSs) trading on the NYSE American Exchange under the ticker symbol “GRFX”. On August 19, 2022, the Company closed its upsized public offering of 4,695,653 American Depositary Shares (ADSs), each ADS representing 20 ordinary shares, 93,913,060 shares and representing par value HK$0.01 per share, of the Company, at a public offering price of $2.50 per ADS, for aggregate gross proceeds of approximately $11.7 million before deducting underwriting discounts, commissions, and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 704,347 ADSs at the public offering price per ADS, less the underwriting discounts and commissions, to cover over-allotments. On August 26, 2022, the underwriter exercised the over-allotment option and the Company issued 704,347 ADSs, representing 14,086,940 shares to the underwriter.

The gross proceeds and the net proceeds (after deducting offering expenses of HK$19,387,000 raised from the offering) are approximately HK$105,300,000 and approximately HK$85,913,000 million, respectively.

Treasury stock

A summary of movements in the Company’s treasury stock is as follows:

	Number of issued and fully paid shares	Par value of shares	Additional paid-in premium account
		HK$’000	HK$’000
As of January 1, 2020, December 31, 2020 and January 1, 2021	(9,881,275)	(99)	(13,042)
Equity-settled share-based transactions	9,931,275	99	5,760
As of January 1, 2022 and as of December 31, 2022	50,000	-	(7,282)

On January 28, 2021, the Board of Directors of the Company approved 9,931,275 shares to be granted and 9,931,275 shares were granted, accepted and vested to certain directors and other participants. The fair value of the 9,931,275 shares at grant date was approximately HK$5,859,000 (HK$0.59 each). The fair value in excess of the par value of these shares of approximately HK$5,760,000 was credited to additional paid in capital. The fair value at grant date is estimated using market price of shares at grant date which shares were granted.

Preference shares

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000

Issued and fully paid preference shares	-	3,236	415

A summary of movements in the Company’s preference shares is as follows:

	Number of issued and fully paid preference shares	Par value of shares	Additional paid-in premium account
		HK$’000	HK$’000
As of January 1, 2021 and 2022
Issue of preference shares upon conversion of promissory note	323,657,534	3,236	181,249
As of December 31, 2022	323,657,534	3,236	181,249

On March 25, 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the extended promissory note amounting to HK$236,270,000, which has a fair value of HK$184,485,000 as at March 25, 2022.

Warrant

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Life in Years
		HK$’000	HK$’000
As of January 1, 2021	-	-	-
New warrants issued (note (a))	48,228,846	0.65	3.3 year
As of December 31, 2021 and January 1, 2022	48,228,846
New warrants issued (note (b))	41,194,230	0.65	4.0 year
As of December 31, 2022	89,423,076

The estimated fair value of warrants is determined using Binomial Option Pricing Model with the following weighted-average assumptions for the year ended December 31, 2021 and 2022

	2021		2022
Volatility (%)		73.33%		56.17%
Risk-free interest rate (%)		0.63%		1.49%
Warrant Value per share	HK$	0.323	HK$	0.626

Note:

(a)	Pursuant to the Subscription Agreement entered into between the Group and Lexinter International Inc. (“Lexinter”) on January 19, 2021, the Company shall issue the Convertible Notes and Warrants in tranches up to the aggregate principal amount not exceeding the total Commitment of US$15,000,000 (equivalent to HK$116,250,000) but not less than the Minimum Commitment of US$5,000,000 (equivalent to HK$38,750,000) which are secured by the Share Charge. On September 10, 2021, the Initial Warrant is issued by the Company to the Subscriber at the Warrant Purchase Price of US$1.00, which entitles the Warrantholder to exercise the Warrant Subscription Right of up to an Initial Warrant Amount of US$4,045,000 worth of Warrant Shares equivalent to 48,228,846 Warrant Shares at the initial Warrant Exercise Price of HK$0.65 per Warrant Share.

(b)	On January 10, 2022, the Initial Warrant is issued by the Company to the Subscriber at the Warrant Purchase Price of US$1.00, which entitles the Warrantholder to exercise the Warrant Subscription Right of up to an Initial Warrant Amount of US$3,455,000 worth of Warrant Shares equivalent to 41,194,230 Warrant Shares at the initial Warrant Exercise Price of HK$0.65 per Warrant Share.

Share award scheme

On August 21, 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognize the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.

Subject to any early termination as may be determined by the board of directors of the Company (the “Board”) pursuant to the rules of the share award scheme (the “Scheme Rules”), the share award scheme shall be valid and effective for a term of 10 years commencing on August 21, 2014.

The share award scheme shall be subject to the administration of the Company’s board of directors (the “Board”) and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.

The board of directors may from time to time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company’s shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company’s shares. Once purchased, the Company’s shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company’s shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.

Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group’s operations (“Eligible Person”) other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.

Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.

Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.

The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.

On January 28, 2021, the Group granted an aggregate 9,931,275 shares at grant date was approximately HK$5,859,000 to 10 selected participants pursuant to the Company Share Award Scheme. The vesting date of the shares was January 28, 2021.

On February 6, 2023, the Board has terminated the share award scheme.

EIL Share Award Scheme

On January 19, 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). The purposes and objectives of the EIL Share Award Scheme are to recognize the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of the Earthasia (International) Limited group and to attract suitable personnel for further development of the Earthasia (International) Limited group.

On January 28, 2021, 100 shares were granted, accepted and vested to certain directors. Earthasia (International) Limited has allotted 100 new shares under the EIL Share Award Scheme, which represented approximately 1.96% of its enlarged shares in issue at that date. The fair value of the shares granted was approximately HK$521,000. For the year ended December 31, 2021 and 2022, the Company recorded share-based payment for service of approximately HK$521,000 and HK$nil in the consolidated statement of operations and comprehensive loss, respectively.

Share Option Scheme

A share option scheme (the “Share Option Scheme”) was conditionally approved by the Company on June 3, 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations and the Share Option Scheme became effective on June 25, 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the “Invested Entity”), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company’s subsidiaries.

The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company’s shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders’ approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.

The exercise price of share options is determinable by the directors, but may not be less than the highest of the closing price of the shares on the HK Stock Exchange as stated in the HK Stock Exchange’s daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the par value of the shares on the offer date.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

On January 28, 2021, the Board of Directors of the Company approved 25,500,000 share options to be granted and 25,500,000 share options were granted, accepted and vested to certain directors and employees under the Share Option Scheme. The exercise price of the options is HK$0.65. These share options granted were vested on January 28, 2021 with an exercise period from January 28, 2021 to January 27, 2026. The fair value at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted.

ASC Topic 718, Compensation — Stock Compensation, using a modified prospective application transition method, which establishes accounting for stock-based awards in exchange for employee services. Under this application, the Company is required to record stock-based compensation expense for all awards granted. It requires that stock-based compensation cost is measured at grant date, based on the fair value of the award, and recognized as expense over the requisite services period

The fair value of options granted during the year ended December 31, 2021 was estimated on the date of grant using the following assumptions:

	Directors	Employee
Dividend yield (%)	—	—
Expected volatility (%)	73.28%	73.28%
Risk-free interest rate (%)	0.73%	0.73%
Exercise multiple	2.8	2.2
Fair value of the share options (HK$ per share)	0.30	0.28

Since the binomial model requires input of highly subjective assumptions, any change in the subjective input assumptions may materially affect the estimation of the fair value of an option.

There were 25,500,000 share options granted, accepted and vested to certain directors and employees during the year ended December 31, 2021. The fair value of the share options granted during the year ended December 31, 2021 was approximately HK$7.7 million. For the year ended December 31, 2022, the Group recognized share-based payment for service of approximately HK$nil (2021: HK$7,687,000) in the consolidated statements of operations and comprehensive loss.

	Exercise period	Number of options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life in Years
As of January 1, 2021		-
New share options granted under the scheme (note(a))	January 28, 2021 to January 27, 2026	25,500,000
Exercised		-
Forfeited/expired/cancelled		-
As of December 31, 2021 and January 1, 2022		25,500,000
Exercised		(15,822,308)
Forfeited/expired/cancelled		-
As of December 31, 2022		9,677,692	HK$	0.65	3.08

On January 28, 2021, 25,500,000 share options were granted and accepted by certain eligible participants under the share option scheme. Each share options gives the holder the right to subscribe for one ordinary share of the Company. The share options were vested on January 28, 2021. On May 10, 2022, May 11, 2022, June 6, 2022 and November 30, 2022, the directors exercised their share options under the Company’s share option scheme, the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,882,308 shares, respectively.

On January 9, 2023, the Board of GGL resolved to terminate the share option scheme.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC. Even though the Group currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Group may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary to satisfy any obligations of the Group.

NOTE 21 — REVENUES

An analysis of revenues are as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Revenue for contracts with customers
Sale of graphene products	215,462	242,921	214,614	27,515
Landscape architecture design services	149,160	130,149	122,856	15,751
Catering revenue	7,809	3,755	-	-
Catering management services	16,421	14,210	3,771	483
	388,852	391,035	341,241	43,749

Details of revenue for contracts with customers:

Disaggregated revenue information for the year ended December 31, 2020:

	Graphene products business	Landscape and architecture design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	215,462	-	-	215,462
Landscape design services	-	149,160	-	149,160
Catering revenue	-	-	7,809	7,809
Catering management services	-	-	16,421	16,421
Total Revenue	215,462	149,160	24,230	388,852

Geographical markets
The PRC	215,462	123,972	20,912	360,346
Hong Kong	-	23,984	-	23,984
Others	-	1,204	3,318	4,522
Total Revenue	215,462	149,160	24,230	388,852

Timing of revenue recognition
Goods transferred at a point in time	215,462	-	7,809	223,271
Services transferred over time	-	149,160	16,421	165,581
Total Revenue	215,462	149,160	24,230	388,852

Disaggregated revenue information for the year ended December 31, 2021:

	Graphene products business	Landscape and architecture design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	242,921	-	-	242,921
Landscape architecture design services	-	130,149	-	130,149
Catering revenue	-	-	3,755	3,755
Catering management services	-	-	14,210	14,210
Total Revenue	242,921	130,149	17,965	391,035
Geographical markets
The PRC	242,921	105,869	17,965	366,755
Hong Kong	-	23,220	-	23,220
Others	-	1,060	-	1,060
Total Revenue	242,921	130,149	17,965	391,035
Timing of revenue recognition
Goods transferred at a point in time	242,921	-	3,755	246,676
Services transferred over time	-	130,149	14,210	144,359
Total Revenue	242,921	130,149	17,965	391,035

Disaggregated revenue information for the year ended December 31, 2022:

	Graphene products business	Landscape and architecture design business	Catering business	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Type of goods or services
Sales of graphene products	214,614	-	-	214,614	27,515
Landscape architecture design services	-	122,856	-	122,856	15,751
Catering revenue	-	-	-	-	-
Catering management services	-	-	3,771	3,771	483
Total Revenue	214,614	122,856	3,771	341,241	43,749
Geographical markets
The PRC	214,614	97,706	3,771	316,091	40,525
Hong Kong	-	23,204	-	23,204	2,975
Others	-	1,946	-	1,946	249
Total Revenue	214,614	122,856	3,771	341,241	43,749
Timing of revenue recognition
Goods transferred at a point in time	214,614	-	-	214,614	27,515
Services transferred over time	-	122,856	3,771	126,627	16,234
Total Revenue	214,614	122,856	3,771	341,241	43,749

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:

	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Landscape architecture design services	5,691	25,662	22,315	2,861

Performance obligations

Information about the Group’s performance obligations is summarized below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design business

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

Catering services

The performance obligation is satisfied upon delivery of catering products and payment at the same time.

Management services

The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Within one year	123,860	96,204	83,797	10,743
More than one year	391,420	373,570	330,749	42,404
	515,280	469,774	414,546	53,147

The remaining performance obligations expected to be recognized in more than one year relate to landscape architecture design services that are to be satisfied within five years and catering management service that are to be satisfied within twenty years. All the other remaining performance obligations are expected to be recognized within one year. The amounts disclosed above do not include variable consideration which is constrained.

NOTE 22 — LOSS PER SHARE

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares for the years ended December 31, 2020, 2021 and 2022 were 472,358,725, 487,825,400 and 572,592,877, respectively, in issue during the year, as adjusted to reflect the shares repurchased for the purpose of awarding shares to eligible persons under the share award scheme.

The calculation of the diluted loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic loss per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares. For the year ended December 31, 2020, 2021 and 2022, no adjustment has been made to the basic loss per share amounts presented for the period in respect of a dilution as the impact of the share options and convertible notes outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods presented:

	For the years ended December 31,
	2020	2021	2022
	HK$’000	HK$’000	HK$’000
Net loss attributable to the ordinary shareholders	(96,325)	(128,020)	(98,491)
Weight-average common stock outstanding (expressed in number of shares)
Basic and Diluted	472,358,725	487,825,400	572,592,877
Loss per share (expressed in HK$ per shares)
Basic and Diluted	(0.204)	(0.262)	(0.172)

NOTE 23 — CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash.

As of December 31, 2021, cash balance of HK$1,348,000 (approximately US$173,000) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board. As of December 31, 2021, HK$27,098,000 (US$3,474,000) were deposited with financial institutions located in the PRC. These balances are not covered by insurance. As of December 31, 2022, cash balance of HK$6,024,000 (approximately US$773,000) was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board. As of December 31, 2022, HK$23,211,000 (US$2,976,000) were deposited with financial institutions located in the PRC. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Foreign Currency Risk

The Group has transactional currency exposures. Such exposures arise from financial instruments such as trade and note receivables and cash and bank balances by operating units in currencies other than the units’ functional currencies. A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Significant transactions of the Group are denominated in RMB which is different from the functional currency of the Group, and therefore the Group is exposed to foreign currency risk. Management considers that there is or may be significant foreign currency risk arising from the Group’s monetary assets denominated in RMB.

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Customer risk

Details of the customers accounting for 10% or more of total revenues are as follows:

	For the year ended December 31,
	2020		2021		2022
	HK$’000		HK$’000		HK$’000
Customer A	67,224	17%	111,482	29%	59,378	17%
Customer B	71,301	18%	96,080	25%	35,966	11%
	138,525	35%	207,562	54%	95,344	28%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2021		2022
	HK$’000		HK$’000
Customer A	46,196	25%	-	-
Customer B	23,043	13%	15,325	10%
	69,239	38%	15,325	10%

Supplier risk

The Group’s operations are dependent on a limited number of suppliers for its major raw materials. There can be no assurance that the Group will be able to secure the raw materials supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	For the year ended December 31,
	2020		2021		2022
	HK$’000		HK$’000		HK$’000
Supplier A	56,255	34%	67,432	35%	81,646	59%
Supplier B	-	-	29,434	15%	476	0%
Supplier C	28,402	17%	9,118	5%	35,645	26%
Supplier E	24,220	15%	2,273	1%	-	-
Supplier F	23,154	14%	49,665	26%	6,645	5%
	132,031	81%	157,922	82%	124,412	90%

Details of the suppliers accounting for 10% or more of account payable are as follows:

	As of December 31,
	2021		2022
	HK$’000		HK$’000
Supplier D	2,194	25%	2,008	15%
Supplier G	-	-	7,997	60%
Supplier H	1,622	18%	-	-
Customer I	1,103	12%	-	-
	4,919	55%	10,005	75%

NOTE 24 — SEGMENTS INFORMATION

The Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

●	Landscape architecture design business ;

●	The catering business focuses on the operation of restaurants; and

●	Manufacture and sale of graphene products

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance expenses, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue, profit/loss and certain asset, liability and expenditure information for the Group’s operating segments for the year.

Year ended December 31, 2020

	Graphene products business	Landscape architecture and design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue
Revenue	215,462	149,160	24,230	388,852
Segment results	(11,144)	(14,608)	(16,914)	(42,666)

Reconciliation:
Unallocated income and gains				3,564
Unallocated expenses				(23,767)
Unallocated finance expenses				(45,533)

Loss before tax				(108,402)

Segment assets	903,674	208,947	21,768	1,134,389
Reconciliation:
Elimination of intersegment receivables				(87,592)
Unallocated assets				49,558

Total assets				1,096,355

Segment liabilities	93,555	77,835	77,120	248,510
Reconciliation:
Elimination of intersegment payables				(87,592)
Unallocated liabilities				775,339

Total liabilities				936,257

	Graphene	Landscape architecture and design business	Catering business	Corporate	Total
	2020	2020	2020	2020	2020
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Other segments information
Investment losses of unconsolidated affiliates	-	-	-	533	533
Provision for doubtful accounts	-	22,980	(5)	-	22,975
Impairment losses	-	-	25,284	-	25,284
Depreciation and amortization	55,925	12,277	5,254	-	73,455
Government grants	-	4,653	767	398	5,818
Service income and others	-	1,832	-	-	1,832
Finance expenses	4,962	631	440	45,533	51,565
Chang in fair value loss – call options	-	-	1,201	-	1,201
Change in fair value loss – equity investments unallocated	-	-	-	336	336
Investments in an associate unallocated	-	-	-	-

Capital expenditures (note (a))	9,411	6,911	159	-	16,481

Year ended December 31, 2021

	Graphene products business	Landscape architecture and design business	Catering business	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue
Revenue	242,921	130,149	17,965	391,035
Segment results	(11,984)	(21,134)	10,943	(22,175)
Reconciliation:
Unallocated income and gains				7,518
Unallocated expenses				(41,529)
Unallocated finance expenses				(68,639)
Share of loss of an associate				(356)
Loss before tax				(125,181)
Segment assets	916,799	166,494	9,940	1,093,233
Reconciliation:
Elimination of intersegment receivables				(814,819)
Unallocated assets				795,394
Total assets				1,073,808
Segment liabilities	97,803	166,405	68,258	332,466
Reconciliation:
Elimination of intersegment payables				(814,819)
Unallocated liabilities				1,420,376
Total liabilities				938,023

	Graphene products business	Landscape architecture and design business	Catering business	Corporate	Total
	2021	2021	2021	2021	2021
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Other segments information
Investment losses of unconsolidated affiliates	-	-	-	356	356
Provision for doubtful accounts	1,541	15,512	1,811	74	18,938
Impairment losses	-	-	1,726	-	1,726
Depreciation and amortization	59,300	11,348	1,184	1,381	73,213
Government grants	2,351	1,385	994	-	4,730
Service income and others	-	6,575	-	-	6,575
Finance expenses	5,015	948	193	68,639	74,795
Change in fair value loss – equity investments unallocated	-	-	-	41	41
Investments in an associate unallocated	-	-	-	521	521
Capital expenditure (note(a))	-	1,754	-	-	1,754

Year ended December 31, 2022

	Graphene products business	Landscape architecture and design business	Catering business	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Segment revenue
Revenue	214,614	122,856	3,771	341,241	43,749
Segment results	(13,300)	2,249	3,179	(7,872)	(1,009)
Reconciliation:
Unallocated income and gains				5,349	685
Unallocated expenses				(31,831)	(4,081)
Unallocated finance expenses				(67,156)	(8,610)
Share of loss of an associate				(249)	(32)
Loss before tax				(101,759)	(13,048)
Segment assets	740,100	135,713	8,158	883,971	113,330
Reconciliation:
Elimination of intersegment receivables				(133,761)	(17,149)
Unallocated assets				124,561	15,969
Total assets				874,771	112,150
Segment liabilities
Reconciliation:	154,287	110,734	11,987	277,008	35,514
Elimination of intersegment payables				(43,871)	(5,625)
Unallocated liabilities				298,994	38,333
Total liabilities				532,131	68,222

	Graphene products business	Landscape architecture and design business	Catering business	Corporate	Total
	2022	2022	2022	2022	2022
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Other segments information
Investment losses of unconsolidated affiliates	-	-	-	249	249
Provision for doubtful accounts	-	11,699	-	-	11,699
Impairment losses	-	-	-	-	-
Depreciation and amortization	56,088	8,827	129	971	66,015
Government grants	5,202	2,461	-	144	7,807
Service income and others	-	7,656	-	-	7,656
Finance expenses	3,760	631	109	67,156	71,656
Change in fair value loss – equity investments unallocated	-	-	-	(1,151)	(1,151)
Investments in an associate unallocated	-	-	-	227	227
Capital expenditure (note(a))	-	802	20	-	822

(a)	Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

Geographical information

(a) Revenue

	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Mainland China	360,346	366,755	316,091	40,525
Hong Kong	23,984	23,220	23,204	2,975
Others	4,522	1,060	1,946	249
	388,852	391,035	341,241	43,749

The revenue information above is based on the locations of the companies.

For the years ended December 31, 2020, 2021and 2022, other than Mainland China and Hong Kong, the Group derived revenue from Macau and Italy.

(b) Non-current assets

	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Mainland China	718,442	665,988	524,388	67,229
Hong Kong	10,117	3,791	8,423	1,080
	728,559	669,779	532,811	68,309

The non-current asset information above is based on the locations of the assets and excludes goodwill and deferred tax assets.

NOTE 25 — RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and 2022:

Name of related party	Relationship with the Group
Pubang Landscape Architecture Company Limited (“Pubang”)	Shareholder of Lendbang
Qiu Bin	Director
Yang Liu	Director (retired on 29 June 2022)
Suk Fun Chan	Shareholder of Thai Gallery
Boxuan Wu	Legal representative of Taihuan
Shanghai Monet Catering Co., Limited (“Monet”)	An entity controlled by Mr. Andross
Earthasia Worldwide Holdings Limited (“EA Trading”)	Joint venture
Dalian Pengya International Trading Limited (“Dalian Trading”)	Subsidiary of an associate
Shanghai Teddy Friends Investment Management Limited (“Teddy Friends”)	Associate
Shanghai Yi Gui Pinpai Management Limited(上海奕桂品牌管理有限公司) (Yigui”)	Joint venture

(a) Revenue from related parties

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Pubang	2,622	507	174	22
Monet	16,421	14,209	3,771	483
	19,043	14,716	3,945	505

(b) Trade and notes receivables — related parties

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Monet	8,806	1,886	242
	8,806	1,886	242

(c) Contract assets — related parties

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Pubang	3,488	1,050	135
	3,488	1,050	135

(d) Loans receivables — related parties, interest receivables and interest income

Loans receivables — related parties

		As of December 31,
		2021	2022	2022
Note	Name	HK$’000	HK$’000	US$’000
(i)	EA Trading	315	967	124
(ii)	Dalian Trading	208	190	24
(iii)	Teddy Friend	2,882	2,918	374
(iv)	Yigui	2,348	9,661	1,239
Gross loan receivable – related parties		5,753	13,736	1,761
Allowance for loan receivable- related parties		-	(2,638)	(338)
Net, loan receivables- related parties		5,753	11,098	1,423

Interest receivables

The interest receivable for above loans were HK$624,000 and HK950,000 (approximately US$122,000) as of December 31, 2021 and 2022, respectively.

Interest income

		For the year ended December 31,
		2020	2021	2022	2022
Note	Name	HK$’000	HK$’000	HK$’000	US$’000
(i)	EA Trading	156	6	40	5
(ii)	Dalian Trading	277	186	22	3
(iii)	Teddy Friend	160	200	228	29
(iv)	Yigui	67	86	947	122
	Qiu Bin	139	-	-	-
	Yang Liu	60	-	-	-
		859	478	1,237	159

(i) EA Trading

In 2019, the Group granted a revolving loan in aggregate of HK$54,000,000 (approximately US$6,923,000) to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$50,000,000. On December 1, 2021, the Group entered into a renewal agreement with EA Trading to renew the existing revolving loan facility at the same cap amount of HK$50,000,000 (US$6,410,000) at a same interest rate of 12% per annum for a period from January 1, 2022 to December 31, 2024.

For the year ended December 31, 2021, the Group granted a loan of HK$315,000 to EA Trading and the balance was still outstanding as of December 31, 2021 which the amount was fully paid during the year ended December 31, 2022. For the year ended December 31, 2022, the Group granted a loan of HK$3,326,000 to EA Trading and the outstanding balance was HK$967,000 as at December 31, 2022. Up to the date of report, the balance was 967,000.

For the year ended December 31, 2021 and 2022, the Group recorded interest income of HK$6,000 and HK$40,000 (approximately US$5,000), respectively from EA Trading.

(ii) Dalian Trading

For the year ended December 31, 2021, the Group granted a loan of HK$208,000 to Dalian Trading and the outstanding balance was HK$208,000 and HK$190,000 as at December 31, 2021 and 2022. Up to the date of report, the balance was HK$190,000.

For the year ended December 31, 2021 and 2022, the Group recorded interest income of HK$186,000 and HK$22,000 (US$3,000), respectively from Dalian Trading.

(iii) Teddy Friend

On November 20, 2018, the Group entered into a loan agreement of RMB2,500,000 (HK$2,819,900) with Teddy Friend, an associate of the group, to support its business operation with a one year term which was unsecured and bore interest at 8% per annum. The contract stated that if the actual lending day and loan amount did not conform to the loan contract, the actual borrowing date would prevail.

As at December 31, 2021 and 2022, the outstanding net balance of the loan was RMB2,356,000 (approximately HK$2,882,000) and RMB250,000 (approximately HK$280,000), respectively. For the year ended December 31, 2022, provision for doubtful accounts of RMB2,356,000 (approximately HK$2,638,000) was charged to expenses. Up to the date of report, the net balance was RMB250,000 (approximately HK$280,000).

For the year ended December 31, 2021 and 2022, the Group recorded interest income of HK$200,000 and HK$228,000 (US$29,000), respectively from Teddy Friend.

(iv) Yigui

As of December 31, 2020 and 2021, the outstanding principal was RMB1,150,000 (HK$1,366,000) and RMB1,920,000 (approximately HK$2,348,000). The Group granted short-term loans in aggregate of RMB16,913,000 (2021: RMB10,250,000) to Yigui, a joint venture of the Group during the year. The interest rate was 12% (2021: 12%) per annum.

The outstanding balance of the loan was RMB8,630,000 (approximately HK$9,661,000) as at December 31, 2022. Up to the date of report, the balance was RMB6,749,000 (approximately HK$7,555,000).

For the year ended December 31, 2021 and 2022, the Group recorded interest income of HK$86,000 and HK$947,000 (US$122,000), respectively from Yigui.

(e) Trade payables — related parties

	For the year ended December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Pubang	1,103	-	-

(f) Other payables and accrual — related parties

	For the year ended December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Boxuan Wu	354	424	54
Qiu Bin	553	262	34
Yang Liu	247	-	-
	1,154	686	88

(g) Short-term and Non-current borrowings — related parties, see details at Note 15.

(h)	Leases from related parties - The Group entered into a two-year lease agreement with Mr. Andross Chan to lease office space from January 1, to December 31, 2022 at a monthly rent at RMB34,000 (HK$41,000) with annual rent expense at RMB408,000 (HK$452,000). The Group entered into a three-year lease agreement with Mr. Ming Tian who ceased to be a director on 28 December 2021 to lease office space from January 1, 2021 to December 31, 2023 at a monthly rent at RMB15,000 (HK$18,000) with annual rent expense at RMB180,000 (HK$206,000).

(i)	Purchase from related parties

	For the year ended December 31,
	2020	2021	2022	2022
	HK$’000	HK$’000	HK$’000	US$’000
Teddy Friend	500	-	-	-

NOTE 26 — FAIR VALUE MEASUREMENT

The following table sets forth by Level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis on December 31, 2021 and 2022 according to the valuation techniques we used to determine their fair values. There have been no transfers of assets or liabilities among the fair value hierarchies presented.

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	US$’000
Balance as of December 31, 2021
Equity investments at fair value	—	—	1,312	1,312	168

Balance as of December 31, 2022
Equity investments at fair value	—	—	94	94	12
Financial assets – Listed securities outside Hong Kong	31	—	—	31	4

Management has assessed that the fair values of trade and note receivables, trade payable, prepayments, other receivable and other assets, trade payable, other payables and accruals, short-term borrowings, approximate to their carrying mounts largely due to the short-term nature. The carrying amount of lease liabilities, short-term borrowings and corporate bonds payable approximate their fair values since they bear an interest rate which approximates market interest rate. Observable inputs are based on market data obtained from independent sources. The financial assets — call options at fair value, equity investments at fair and Promissory Notes are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus classified as Level 3.

NOTE 27 — COMMITMENT AND CONTINGENCIES

Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2021 and 2022, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

On December 1, 2017, the Group completed the acquisition of 51% equity interest in Wenlvge from independent third party vendors at a consideration of RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to the Group that the audited net profit after tax of Wenlvge for each of the three financial years ending December 31, 2018, December 31, 2019 and December 31, 2020 shall not be less than RMB2,570,000. According to the auditor’s report of Wenlvge dated February 28, 2019, the audited net loss of Wenlvge for the year ended December 31, 2018 was approximately RMB4.1 million and therefore Wenlvge failed to meet the profit guarantee of RMB2,570,000 which was guaranteed by the vendors to the Group. Since April 2019, Wenlvge has ceased its operations. Pursuant to the agreement, the vendors were obliged to make the compensation of RMB26.3 million to the Group within 10 working days after the issuance of auditor’s report. However, the Group has not received any compensation from the vendors despite repeated requests. In May 2019, the Group filed a claim of approximately RMB26.3 million against the vendors at the Shanghai International Arbitration Center. The arbitration hearing was conducted in September 2019 and it was held that the Vendors were jointly and severally liable for making a compensation to the Group in the total amount of approximately RMB21.66 million. The aforesaid arbitration result was final and conclusive. The Vendors should fulfill the payment obligation within 15 days from the arbitration results. Despite the arbitration results which were made in favor of the Group, the Company was still not able to enforce the payment from the vendors because the Company was informed by the court that the vendors did not possess any personal properties. In August 2020, the Company further filed an investigation order to the court against certain vendors who had deliberately transferred out of their properties in avoidance of their payment obligations. In January 2021, the court accepted the case and it is under review. In the end of 2021, the court held that the vendors deliberately transferred assets in order to avoid payment obligations. Up to the date of this annual report, the Group has received an aggregate of approximately RMB1.35 million from two of the vendors, while another one appealed against the court decision which is under determination by the court.

On March 3, 2022, Wenlvge applied for the bankruptcy which was accepted by the court and effective on March 11, 2022. By the end of 2022, the Group has successfully recovered an aggregate of approximately RMB3.35 million (2021: RMB1.35 million) from three of the vendors. However, the Group was still unlikely to recover the entire compensation of RMB21.66 million based on the vendors’ financial status.

On February 14, 2022, the Company entered into a non-legally binding Memorandum of Understanding with the Jixi Mashan Government in relation to a proposed strategic investment project (the “Project”) of which the Company intends to make an investment for setting up graphite deep processing and production lines within the Jixi (Mashan) Graphite Industrial Park with the intention to produce and process an annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of anode materials. It is intended that the Company will invest RMB200 million in the Project.

Operating lease commitments

The Group leases offices and manufacturing facilities under non-cancellable operating lease agreements. Future minimum lease payments under these non-cancellable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 14. As of December 31, 2022, the future minimum lease payments for leases with initial terms at twelve months or less was HK$419,000 which will be paid in 2023.

Capital commitments

At of December 31, 2021 and 2022, the Group had the following capital commitments

	As of December 31,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Contracted, but not provided for:
Purchase of property and equipment	-	7,523	964

On September 20, 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of highpurity spherical graphite by the second quarter of 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high purity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company’s total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise.

NOTE 28 — PROFIT GUARANTEES IN RELATION TO THE ACQUISITION

Think High Global Limited

On August 7, 2019, the Group completed the acquisition of 100% issued share capital of Think High Global Limited from Tycoon Partner Holding Limited, an independent third party, at a consideration of approximately HK$692,000,000 (approximately US$88,718,000). Pursuant to the acquisition agreement and supplemental agreements thereto, the vendor guaranteed to the Group that the audited consolidated profits after tax of Think High Global Limited and its subsidiaries for the period ending August 6, 2022 as follows:

	Guaranteed profit	Guaranteed profit	Guaranteed profit
Guaranteed period	HK$	US$	US$

For the period from August 7, 2019 to December 31, 2019	14,095,000	1,807,051	1,807,000
For the year ended December 31, 2020	35,000,000	4,487,179	4,487,000
For the year ending December 31, 2021	35,000,000	4,487,179	4,487,000
For the period from January 1, 2022 to August 6, 2022	20,905,000	2,680,128	2,680,000

Based on the financial results available to the Company, the consolidated net profits after tax of Think High Global Limited and its subsidiaries for the period from August 7, 2019 to December 31, 2019, year ended December 31, 2020, year ended December 31,2021 and for the period from January 1, 2022 to August 6, 2022 was approximately HK$20,838,000 (approximately US$2,672,000), HK$35,416,000 (approximately US$4,540,000), HK$38,407,000 (approximately US$4,924,000) and HK$53,976,000 (approximately US$6,920,000) respectively, which fulfilled to meet the profit guarantee to the Group. During the above profit guarantee periods, the guaranteed profit for this period, together with the period ended December 31, 2019, year ended December 31, 2020, year ended December 31, 2021 and period from January 1, 2022 to August 6, 2022, can be met.

Relevant subsidiaries of “Thai Gallery (HK) Limited”

On September 30, 2017, the Group completed the acquisition of 51% issued share capital of Thai Gallery (HK) Limited (“Thai Gallery HK”) from independent third-party vendors at a consideration of RMB19,380,000. Pursuant to the acquisition agreement and supplemental agreements thereto, the vendors guaranteed to the Group that the total audited net operating profit after tax of the target group (comprising Thai Gallery SH and Thai Gallery Italy, which were wholly-owned subsidiaries of Thai Gallery HK) for each of the three financial years ended/ending December 31, 2019, 2020 and 2021 shall be not less than RMB6,000,000, RMB7,000,000 and RMB8,000,000 respectively.

Based on the financial results available to the Company, the consolidated net operating profit after tax of the target group for the three years ended December 31, 2019, 2020 and 2021 were approximately RMB6 million, RMB7 million and RMB8 million, respectively, which fulfilled to meet the operating profits guaranteed to the Group for these two years. Thai Gallery Italy has closed down its restaurant in Italy during the year ended December 31, 2020.

NOTE 29 — SUBSEQUENT EVENTS

Possible Acquisition

On February 13, 2023, the Company entered into the MOU pursuant to which the Company expressed an interest to purchase no more than 25.991% equity interest in a Target Company. Pursuant to the MOU, the Company expressed an interest to purchase not more than 25.991% equity interest in a Target Company and the purchase price of the Possible Acquisition will be determined by the parties upon further negotiation. The Target Company is a sino-foreign joint venture established in the PRC that integrates research and development, production and sales into one industrial chain for deep processing of graphite. In accordance with US GAAP, upon Closing, the acquisition will be accounted for by investment in associate in its consolidated financial statements. There can be no assurance that the proposed transaction would be consummated on terms that are acceptable to the Company or at all.

Conversion to shares

Subsequent to December 31, 2022, convertible notes with principal amount of US$7,830,000 (equivalent HK$60,682,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 93,357,690 conversion shares to the convertible note holder.

